

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 07 2003
WASH., D.C.
184
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2003

Commission File Number:
1-14251

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
(Translation of registrant's name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [X] No [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME,
ANWENDUNGEN, PRODUKTE IN DER
DATENVERARBEITUNG
(Registrant)



By: ____________________

Name: Prof. Dr. Henning Kagermann
Title: CEO and Co-Chairman



By: ____________________

Name: Dr. Werner Brandt
Title: CFO

Date: March 31, 2003

SAP ANNUAL REPORT 2002

ADAPTING. INNOVATING. WINNING.







ADAPTING TO A WORLD OF CHANGE

From Silicon Valley to Shanghai, SAP delivers localized solutions to international customers.

INNOVATING FOR THE FUTURE

An inside look at the people and solutions that will drive tomorrow's growth.

HELPING CUSTOMERS WIN

For companies of all sizes and types, SAP technology is an indispensable part of everyday operations.

THE BEST-RUN BUSINESSES RUN SAP


SAP

FINANCIAL SUMMARY

SAP Share in Comparison with the DAX and the Goldman Sachs Software Index

January 3, 2002 to February 14, 2003 | in percent



SAP Share (XET)
DAX 30 Performance - Price Index
Goldman Sachs Software - Price Index
120
110
100
90
80
70
60
50
40
30
01
02
03
04
05
06
07
08
09
10
11
12
01
02

Total Revenue

in € millions | change since previous year

1998	1999	2000	2001	2002
4,316	5,110	6,265	7,341	7,413
+43%	+18%	+23%	+17%	+1%



License Revenue

in € millions | change since previous year

1998	1999	2000	2001	2002
1,900	1,932	2,459	2,581	2,291
+26%	+2%	+27%	+5%	-11%



Operating Income[1]

in € millions | change since previous year

1998	1999	2000	2001	2002
917	937	1,243	1,471	1,686
+18%	+2%	+33%	+18%	+15%



1) Before stock-based compensation and TopTier acquisition-related charges

Net Income

in € millions | change since previous year

1998	1999	2000	2001	2002
527	601	616	581[2]	509
+18%	+14%	+2%	-6%	-12%



2) Including € 162 million Commerce One impact

Profitability[3]

in percent | change since previous year

1998	1999	2000	2001	2002
21.3	18.3	19.8	20.0	22.7
-17%	-14%	+8%	+1%	+14%



3) Before stock-based compensation and TopTier acquisition-related charges

Market Share[4]

in percent | change since previous year

SAP 51 | +0.4%
Siebel 15 | -34.3%
Oracle 14 | -31.7%
Peoplesoft 12 | -17.9%
J.D. Edwards 5 | -1.4%
i2 Technologies 3 | -66.8%



4) Based on market estimates and on worldwide software license sales of key competitors

ADAPTING. INNOVATING. WINNING.

Tough environments bring out the best in SAP®. To meet the challenges of the current global economy, SAP continues to draw on the adaptable, entrepreneurial culture that has sustained us through more than three decades of constant change. This culture has enabled SAP to become the world's third-largest independent software company, with over 19,300 customers, 10 million users, 60,100 installations, and 29,000 employees worldwide.

Today, SAP offers solutions that improve virtually every aspect of business, government, and education. For example, mySAP™ Business Suite allows employees, customers, and business partners to work together from anywhere, at any time. Our customer relationship management, supply chain management, and product life-cycle management solutions help streamline critical business processes. And our leading-edge technologies in such areas as technology platforms, enterprise portals, and mobility provide customers with the tools they need to work more efficiently and profitably.

What's more, these solutions are tailored to meet the specific requirements of 23 different industry categories, giving SAP a competitive advantage that no other company can match. While other companies struggle with unsustainable business models and diminished resources, SAP has the strength and adaptability to continue investing in the future. As a result, we are positioned to emerge from these challenging times stronger, more fit, and more competitive than ever.

Revenue Breakdown – By activity

in € millions | percent | change since previous year

Software 2.291 | 31 % | 11 %
Maintenance 2.423 | 33 % | + 14 %
Consulting 2.204 | 30 % | + 6 %
Training 414 | 5 % | - 11 %
Other 81 | 1 % | - 10 %



Revenue Breakdown – By sales destination

in € millions | percent | change since previous year

Germany 1,654 | 22 % | + 13 %
Rest of EMEA 2,394 | 32 % | + 3 %
Unites States 1,970 | 27 % | 5 %
Rest of Americas 532 | 7 % | - 17 %
Japan 486 | 7 % | + 9 %
Rest of Asia/Pacific 377 | 5 % | - 2 %




WINNING
ADAPTING
INNOVATING

Meet the people who guide SAP's global strategy, from our Co-Chairmen, to our Executive Board, to our Extended Management Board. Get a comprehensive review of 2002 performance in such critical areas as investor relations, corporate governance, and corporate citizenship.

Discover how SAP solutions help customers overcome the challenges of today's super-competitive global economy. Understand why companies of all sizes, and in all industries, depend on SAP to improve critical business processes.

Travel around the globe to see the many ways SAP adapts its products and services to fit customer needs. Learn how we employ local specialists, how we approach emerging markets, and how we support multiple languages and business standards.

Take an inside look at the people and processes that are preparing SAP for continued growth. Get acquainted with our multinational research and development efforts, our world-class employees, and our ever expanding family of solutions and services.

SAP ANNUAL REPORT 2002

Dear Shareholders,

When you receive the 2002 annual report, you will most likely have already heard about my wish to become a member of the Supervisory Board of SAP AG, and to be appointed as the Board's Chairman. This depends on your vote and that is why I would like to outline my motivation to you.

I have devoted over 30 years of my life to building SAP into the leading enterprise software provider. In these 30 years, it was necessary to reinvent SAP several times over – to client/server, to today's enterprise services. These major architecture shifts, and the leadership required to translate them into world-class products are a big part of my legacy. In addition, I also turned SAP into a truly global company; a leader in the global market, organized as a global corporation and staffed with a world-class global team.

Today it is obvious that while SAP may sometimes still be criticized for missing the dot-com craze, we clearly did not miss the opportunities the Internet has to offer. The inherent value of the Internet to business, communications and culture is still unfolding. We accurately predicted that the real value of the Internet to business would come from moving business processes to a web-based model. And with our latest generation of applications, we continue to expand this.

These decisions required careful analysis, and the timing was significant. The same applies to my decision about transitioning to the Supervisory Board. Let me explain to you why I believe that now is the right time for this move.

By stepping out of the day-to-day management of SAP and dedicating my time to the mid- and long-term strategic direction, I believe I can add more value to the Company and the worldwide customer base. This role will provide me with the opportunity to develop my ideas in greater depth. I am looking forward to this new role, as it is really the perfect job for me at this time.

Henning Kagermann and I have worked together for more than two decades in a variety of roles. We have established a great partnership that will continue to strengthen with this new relationship.

The new German corporate governance model provides SAP with the chance to optimize our management strengths and assets, more like Microsoft or other global corporations do. The Company has carefully adapted the solutions portfolio, the technology platform as well as the organizational structures to ensure successful execution in today's challenging global market. We proved in 2002 that we can gain market share in a non-growth environment and we are well positioned to continue to lead the business application software market.

I appreciate your support and look forward to our mutual success.

Best regards,



Hasso Plattner
Walldorf, March 2003

Dear shareholders, customers, and partners,

The year 2002, with its considerable difficulties, proved to be a challenging one for SAP. Continued economic uncertainty around the globe, the long-term effects of the terrorist attacks in the United States, and accounting scandals at the beginning of the year greatly influenced consumer and investor behavior. Numerous companies had to adapt their planning over and over again. And yet, SAP again performed exceedingly well in 2002. In fact, the fourth quarter of 2002 saw SAP achieve the best earnings in its 30-year history.

The greatest challenge was adjusting to slight or even no revenue growth – instead of the 15 % growth originally expected – while increasing profitability. SAP has improved overall efficiency in the long term, not with massive reductions in staff, but through careful cost-cutting measures and rationalization of our global infrastructure. More intensive customer support, optimized product quality, and research and development spending remaining at the same levels as the previous year show that the savings were not to the detriment of our customers.

GROWING MARKET SHARE SAP has proven its ability to adapt effectively and, compared to our competitors, is now in a better position than ever before. SAP's market share is now more than that of our next five largest competitors combined. Our overall customer-satisfaction levels have increased in every region and we are outperforming our competitors in this area.

CUSTOMER-FOCUSED INNOVATION SAP develops solutions that best meet our customers' needs. Today's customers require quick return on investment (ROI), long-term security, and lower total cost of ownership (TCO) from their information technology (IT) investments. SAP delivered highly innovative products to the market in 2002, leveraging our business and technological expertise.

The development of SAP NetWeaver™ and SAP Enterprise Services Architecture are the most significant technological advances since the move from SAP R/2® to SAP R/3®. SAP NetWeaver integrates heterogeneous IT systems and brings together business processes, information, and users, across company boundaries. The possibility of integrating other technologies, such as Microsoft .NET and IBM WebSphere ensures flexible IT infrastructures. This means that customers can reduce the complexity of their IT infrastructures and reduce operating costs in the long term.

SAP NetWeaver is the technological basis for SAP Enterprise Services Architecture, and enables the design of state-of-the-art, all encompassing solutions for specific business tasks. With this technology, existing applications can be used more effectively and IT investments can be protected. Building on the SAP NetWeaver platform, we have enhanced nearly all the solutions in mySAP Business Suite (formerly mySAP.com) with new industry-specific functions. In 2002, we also developed the latest releases of mySAP Customer Relationship Management, mySAP Supplier Relationship Management, and other solutions.

During the past year, we further developed a generation of new software solutions that are particularly easy to configure: the new SAP cross applications (SAP xApps™). These solutions are built on our customers' heterogeneous applications, use their datasets, and bundle all the functions that the user requires. This facilitates the deployment of new functions by using existing systems and applications.

In addition, SAP established a new small and midsize businesses unit as an important step toward opening up an enormous market segment that is experiencing growth worldwide. With SAP Business One™ and mySAP All-in-One™, we have positioned SAP as a global brand for small and midsize businesses.

INCREASED PRODUCTIVITY Our solutions are the core element of our customers' business processes. The functional breadth and depth as well as the cost/benefit ratio of our solutions are crucial to the success of our customers. Our approach to quality is not limited to software components but extends to the capabilities of the entire solution. By further increasing efficiency, we have succeeded in delivering products of outstanding quality to the market. We have also improved consulting, service, and support, thus enabling us to increase the number of customer systems going live by 8 % in 2002. This was achieved without increasing support costs.

TRUSTED ADVISOR By raising the level of quality, SAP managed to further increase its role as a trusted advisor, despite customers' limited IT budgets. Today, over 19,300 customers worldwide are not only increasing efficiency with their SAP solutions but also trust SAP as a strong, strategic partner offering them in-depth knowledge to best address their specific needs. Key aspects of being a trusted advisor are reliability and independence, even in a difficult market economy. In 2002, SAP succeeded in increasing its profitability and focusing its organization more strongly on market demands. Therefore, the Company has created a strong foundation for maintaining its independence – now and in the future.

THE YEAR AHEAD The overall economic climate is not likely to experience a strong recovery in 2003. On the contrary, decisions about IT spending will continue to be based on the added value IT can contribute, and spending is unlikely to increase. However, demand will continue to grow for business application software that optimizes critical business processes and minimizes investment risks.

SAP used 2002 to adapt to these new customer requirements. Our solutions, technology, and architecture provide real business value to customers. This year, we will also focus on marketing issue-specific packaged solutions. These solutions will include predefined combinations of applications and services designed to handle specific business problems. The packaged solutions will minimize implementation risks for customers and offer faster return on investment.

Overall, we have created the foundation for driving growth and gaining greater market share in 2003. Two factors will ensure that SAP can remain as stable as possible in an uncertain market: our comprehensive product portfolio with its powerful, integrative technologies, and our flexible, optimized infrastructure. In 2003, SAP will once again concentrate on efficiently deploying resources, further reducing costs to increase profitability, and strategically investing in research and development so that we can ensure our future growth.

BUSINESS INTEGRITY Responsible corporate governance has been a fundamental value at SAP since the Company was founded. By expanding on its Principles of Corporate Governance in 2002, SAP has shown the importance it places on transparent communication.

ADAPTING. INNOVATING. WINNING SAP's corporate culture was essential to our excellent performance in a difficult year. The flexibility and innovative thinking of our 29,000 employees worldwide are what makes SAP stand out. We would like to take this opportunity to thank them, our partners, and our customers for their contribution and dedication.

We also thank you, our investors, for continuing to believe in SAP despite the prevailing uncertainties. We look forward to your continued support. Thanks to profitable applications for our customers, an open technology platform, and our investment in the future, SAP is well positioned for the years ahead.

Sincerely





Hasso Plattner
Co-Chairman and CEO, SAP AG

Henning Kagermann
Co-Chairman and CEO, SAP AG

BUSINESS LEADERS WITH EXPERIENCE, VISION, AND A COMMITMENT TO THE SUCCESS OF OUR CUSTOMERS





Hasso Plattner ▶
Hasso Plattner is Co-Chairman of the SAP Executive Board, CEO (since 1997) and co-founder of SAP AG. In 1972, he founded SAP together with four IBM colleagues. An electrical engineer and entrepreneur, he has been a driving force in SAP's success and growth for more than 30 years. He has overall responsibility for SAP's strategy, the product and technology strategy as well as marketing and corporate communications. Further, he leads the Product Technology Board.

Henning Kagermann ▲
Henning Kagermann is Co-Chairman of the SAP Executive Board and CEO. He has been Co-Chairman since 1998 and a member of the Executive Board since 1991. A physicist, he joined SAP in 1982 and was initially responsible for the cost accounting and controlling product development areas. He has overall responsibility for SAP's strategy and business development as well as for consulting, customer development, industry solutions, and strategic development projects. Further, he leads the Field Management Board.





Claus E. Heinrich ▲
Claus E. Heinrich joined SAP in 1987 and the Executive Board in 1996. Heinrich, who holds a doctorate in business administration, is responsible for the development of mySAP Business Suite solutions for finance and accounting, human resources management, product life-cycle management, manufacturing, and supply chain management. He has also been responsible for labor relations at SAP since 1998.

Gerhard Oswald ▲
Gerhard Oswald, an economic analyst, joined SAP in 1981 from Siemens AG, where he worked as an application consultant. A member of the Executive Board since 1996, he oversees SAP's global support and IT infrastructure.

Werner Brandt ▼
Werner Brandt is the Chief Financial Officer of SAP. He is responsible for finance and administration. Brandt, who holds a doctorate in business administration, has been a member of the Executive Board since February 2001. Before joining SAP he was a member of the Executive Management Board of Fresenius Medical Care AG, where he served as CFO and labor relations director.

Shai Agassi ▼
Shai Agassi, a software entrepreneur, was appointed to the SAP Executive Board in April 2002. In this capacity he is responsible for the technology strategy of the Company. After joining SAP in 2001, he served as Chief Executive Officer of SAP Portals and then of the combined company of SAP Markets and SAP Portals, which previously operated as fully owned subsidiaries of SAP AG.







Léo Apotheker ▲
Léo Apotheker was appointed to SAP's Executive Board in August 2002. He is responsible for SAP's global sales force in his capacity as President of Global Field Operations. The business economist joined SAP France as Managing Director in 1988 before assuming responsibility for southwest Europe in 1997. In 2000, he was appointed to the Extended Management Board of SAP and became President of SAP Europe, Middle East, and Africa (EMEA).



Peter Zencke ◄
Peter Zencke, who holds a doctorate in mathematics, joined SAP in 1984 and played a significant role in the development of SAP R/3 and industry solutions. As a member of the Executive Board since 1993, he has been responsible for the development of new solutions, such as mySAP Customer Relationship Management and mySAP Mobile Business. In addition, he coordinates SAP's international research groups and development labs.

TRUSTED PROFESSIONALS WITH VALUED PERSPECTIVES

Leslie Hayman ▽
Leslie Hayman was appointed to the Extended Management Board in 1999 to manage the Asia-Pacific region. He joined SAP in 1994 and has held several executive positions in Australia, New Zealand, and the South Asia-Pacific region. In July 2002, he was appointed President of the EMEA region. In February 2003, he assumed the role of Head of Global SAP Human Resources and Education.

Martin J. Homlish ▽
Martin J. Homlish joined SAP in 2000 and was appointed to the Extended Management Board in 2002. Prior to joining SAP, he spent 15 years as a senior executive at Sony, including President of Sony Computer Entertainment. As SAP's Global Chief Marketing Officer and Executive Vice President, he is responsible for global marketing strategy, partner alliances, and product marketing.







Karl-Heinz Hess ▲
Karl-Heinz Hess joined SAP in 1980 and has held a variety of research and development positions. He has been a member of the Extended Management Board since 1996 with responsibility for basis technology development. Prior to joining SAP, he was with Software AG.

Wolfgang Kemna ▽
Wolfgang Kemna joined SAP in 1987 and has served in executive positions in sales and management in Africa, the Middle East, southeast Europe, Germany and America. He joined the Extended Management Board in 2000. He was appointed Executive Vice President, Global Initiatives, in 2002.







Peter J. Kirschbauer ▲
Peter J. Kirschbauer joined SAP in 1982 and has been a member of the Extended Management Board of SAP since September 2002. He is a member of both the Field Management Board and the Product Technology Board, and is responsible for coordinating the activities of these two management committees. Additionally, he oversees strategic initiatives in research and development.

Klaus Kreplin ▲
Klaus Kreplin was appointed to the Extended Management Board at SAP in February 2003. He is responsible for developing the SAP NetWeaver integration platform. Prior to this position, he was Senior Vice President of the Integration Platform Generic Business Unit. He joined SAP in 1997.

ENSURING TRANSPARENCY IN A DIFFICULT ENVIRONMENT

Technology is not the only area in which SAP demonstrated its innovative spirit in 2002. We also reoriented our communication with investors to meet new information requirements in the capital markets. We focused our investor relations efforts on intensifying open dialogue with portfolio managers and private investors. And we built a stronger investor relations platform in the United States. These programs helped maintain investor confidence even during a time of exceptional volatility for the international stock markets – and for SAP share prices.

SAP expanded its investor relations program to give investors detailed news and a highly transparent view of the Company. The priority was to individually target each of our different investor constituencies, which will remain the key focus of SAP's investor relations policy in the future.

As in past years, SAP positioned its shares as suitable for investors with a long-term outlook. The basis for this core message is SAP's business strategy, which is oriented toward long-term goals and looks beyond the upcoming quarterly results. The investor relations team had numerous discussions with investors in which it was able to underscore the high quality of the Company's relationships with its customers. Many shareholders strongly encouraged SAP to continue pursuing its aim of winning the confidence of customers as a trusted advisor.

Information for Investors:
www.sap.com/investor

U.S. INVESTOR RELATIONS ACTIVITIES Topics that especially interested investors in view of today's rapidly evolving software markets were SAP's customer potential, the Company's chances of winning business from new customers, and the resultant gains in market share. In discussions, many investors' interest centered on SAP's business in Europe, in view of the problematic economic environment in this region.

»

SAP Shares – Key figures

€ per share except as stated	2002	2001
Earnings per share – basic	1.62	1.85
Earnings per share – diluted	1.62	1.85
Dividend[1]	0.60	0.58
High/low for year[2]	176.30/41.65	180.90/100.49
Cash earnings – DVFA/SG[3]	**3.93**	**3.24**
Equity (€ billions)	2.9	3.1
Number of shares (millions)	315.0	314.8
Market capitalization (€ billions)	23.8	46.1

[1] Proposed dividend for 2002
[2] Frankfurt Stock Exchange
[3] German Association of Financial Analysts and Investment Consultants (DVFA) and Schmalenbach Society for Business Management (SG) method

Return on SAP Ordinary Shares

Initial investment: €10,000

Date of investment	Dec 31, 1992	Dec 31, 1997	Dec 31, 2001
Period of investment	10 years	5 years	1 year
Value in € at the close of 2001[1]	129,511.63	8,132.93	5,096.36
Average annual return in %	**29.19**	**- 4.05**	**- 49.04**
Comparable return in %			
DAX	6.47	- 7.41	- 43.94
REXP[2]	7.21	6.06	9.02
S&P 500 (€-base)	11.01	0.36	- 34.15
Goldman Sachs Software Index GSO (€-base)	na	- 5.62	- 52.59

[1] Assuming all dividends (but not German tax credits) were reinvested
[2] Performance index of the German bond market



Information for Investors:
www.sap.com/investor

The United States is not only a major market for SAP software; it is also growing in importance for SAP stock. The Company is working to permanently reinforce its profile in the U.S. capital markets and to benefit from improved access for potential investors there. With this in mind, SAP again stepped up investor relations activity in the United States during 2002. Our U.S. investor relations team engaged the major investor communities by hosting more than 100 meetings, and participating in broker-sponsored events and special forums for private investors.

15,000 SUBSCRIBERS TO SAP INVESTOR One of the cornerstones of SAP's strategy for ensuring that investors regularly hear the latest news from the Company is its range of publications, such as the SAP INVESTOR newsletter. SAP INVESTOR appears four times a year and has made a valuable contribution to the Company's ongoing communication with private investors. It now has more than 15,000 subscribers. Each issue of the newsletter addresses the needs of private investors, explaining the complex technological issues that affect the Company – in a style that is clear, open, and meets the highest journalistic standards.

Since the middle of 2002, a dedicated member of the investor relations team has acted as the private investors' advocate at SAP, driving all aspects of the dialogue with that shareholder base. It is a highly significant community: Together, more than 500,000 private shareholders own approximately 20 % of the free-float SAP stock.

SAP also continues to attach great importance to its communication with institutional investors. In 2002, Executive Board members and our investor relations officers (now six in number) again worked intensively on relations with institutions. Worldwide, SAP hosted more than 400 meetings with institutional investors and analysts during the year.

CUSTOMERS SHARE SAP SUCCESS STORIES As in 2001, hundreds of analysts, portfolio managers, and other members of the finance community attended the various SAPPHIRE® international customer and partner conferences, where they gained a full picture of how SAP's solutions are used in practice. The opportunity to talk with SAP managers and customers attracted more than 80 investors and analysts to the 2002 SAPPHIRE event in Orlando, Florida alone.

WIDE SHARE-PRICE FLUCTUATION SAP shares did not entirely escape the general difficulties in the capital markets in 2002. As a result, our stock price fluctuated across a wide range between a high for the year of €176.30 in March and a low of €41.65 in October. Although in the final quarter of 2002 there were few signs of accelerated economic recovery, investor confidence in SAP stock improved markedly toward the end of the year. By the final day of trading, shares had recovered to €74.70. This performance generally reflected that of the two benchmark indexes, the DAX index of German blue-chip securities and the Goldman Sachs Software Index. While over the year both of these indexes retreated approximately 44 %, SAP share prices declined 48.4 %. Compared to the preceding years, the price of SAP shares was exceptionally volatile in 2002.

SAP Share:
www.sap.com/company/investor/stock/

The fact that 5,000 SAP investors participated in the annual general meeting of shareholders in May is evidence of the high level of interest that our shareholders have in their Company. SAP is one of the few software companies to pay a dividend: The dividend paid from fiscal 2001 profits was €0.58 per share. SAP stock was very actively traded – a further indication of its attractiveness. For example in 2002, 1 million SAP shares changed hands in Frankfurt on an average day.

Shareholder Structure:
www.sap.com/company/investor/stock/shareholders/

In the United States, American Depositary Receipts (ADRs) are traded instead of the shares of foreign companies. Four SAP ADRs are equivalent to one SAP share. The number of SAP ADRs in circulation increased approximately 70 %. The average number to change hands per trading day was 1.3 million, making SAP the most actively traded German stock on the U.S. market.

SHAREHOLDINGS BY COUNTRY The strong interest that American investors have in SAP's shares is reflected in our changed shareholder structure. Institutions in the United States held 25.6 % of the free float. German and United Kingdom institutions held 15.9 % and 11 % respectively. Institutional investors in the rest of Europe held 20 % of the free float. SAP's free float is the total shares outstanding minus approximately 120 million shares owned by the Company's founders, their families, trusts, and holding companies.

In 2003 SAP will continue to improve its service to shareholders. Our efforts will continue to be focused on providing transparent, timely, and complete information about SAP's business and strategy and the innovative technologies we are developing.

Cash Earnings – DVFA/SG[1]

€ millions	2002	2001
Net income before minority interest	508.6	581.1
Minority interest	6.2	11.4
Net income	**514.8**	**592.5**
Depreciation and amortization	221.2	351.8
Write-ups	- 0.7	- 0.7
Change in reserves and accrued liabilities	23.5	23.4
Change in deferred taxes	98.0	- 144.7
Other material noncash expenses and income	381.0	199.0
Cash earnings - DVFA/SG[1]	**1,237.8**	**1,021.3**
Cash earnings per share - DVFA/SG[1] (in €)	**3.93**	**3.24**

[1] German Association of Financial Analysts and Investment Consultants (DVFA) and Schmalenbach Society for Business Management (SG) method

STAYING AT THE FOREFRONT OF BEST PRACTICE

For any company to succeed over the long term, it must practice responsible, transparent management and control, as well as a focus on sustained value creation. In addition, it must build the trust of its shareholders, customers, employees, and other stakeholders through appropriate policies and careful compliance. The numerous corporate crises of 2002 demonstrated the many ways in which inadequate corporate governance can impact company development and investor confidence.

VALUE-ORIENTED, RESPONSIBLE MANAGEMENT Responsible management and control are core values of SAP's corporate culture. SAP's Principles of Corporate Governance are a visible expression of these values and are designed to underpin and strengthen confidence in SAP.

In December 2001, SAP became one of the first listed companies in Germany to publish its own Principles of Corporate Governance, aimed at demonstrating the importance of value-oriented, transparent management. The German Corporate Governance Code, which was published by the German federal government at the start of 2002, provided additional valuable recommendations and suggestions. SAP then examined its own Principles to see if they could be improved, presenting its revised version in August 2002. The revisions reflect SAP's own circumstances but also follow a large majority of the recommendations in the German Corporate Governance Code.

KEY POINTS FROM SAP'S PRINCIPLES The aim of the SAP Executive Board's work in managing the company is the sustained growth of SAP's corporate value. SAP Executive Board members must always be loyal to SAP in their personal conduct. They may not pursue any interests of their own that conflict with the interests of SAP – even outside of their duties for SAP. They must make their entire working effort available to SAP. This includes limiting the number of other companies for which they serve on supervisory boards. Each member's remuneration, which includes fixed and variable components as well as stock options, is listed in the Notes to the Consolidated Financial Statements.

HIGHLIGHTS AT A GLANCE

- In 2002 SAP augmented its Principles of Corporate Governance.
- SAP is a front-runner in the implementation of Sarbanes-Oxley Act requirements.
- SAP publishes timely and open shareholder news via multiple channels, including the Internet.
- SAP announces its results within 30 days of the end of each quarter.
- SAP's Internet pages have full details of corporate governance at SAP: www.sap.com /corpgovernance.
- German business magazine Focus Money honored SAP with its 2002 Company of the Year award – with top grades for "Strong Income" and "Transparent Disclosures".

The SAP Supervisory Board's main tasks are advising and monitoring the SAP Executive Board. To ensure independence, SAP Supervisory Board members may only carry out transactions with SAP after obtaining approval from the Supervisory Board. They must inform the chairperson of the Supervisory Board of any conflicts of interest. Furthermore, they may not accept any work for companies in competition with SAP. They are also limited in the number of other supervisory boards on which they may serve.

The SAP Supervisory Board is supported in its monitoring work by the audit. The Supervisory Board deploys a number of measures to ensure the independence of the public accountant. The scope of the audit extends well beyond the annual financial statements and includes, among other things, SAP's risk management system. Moreover, the independent public accountant must report any failure to comply with SAP's Principles of Corporate Governance that it identifies.

SAP must observe the rights of its shareholders. By appointing proxies, SAP ensures that shareholders can exercise their voting rights even if they do not attend the general meeting of shareholders. In recognition of the increasing importance of the Internet, the documents for the general meeting of shareholders and the current articles of incorporation are posted on the Internet.

In communicating information to parties outside the Company, the SAP Executive Board must adhere to the principles of transparency, timeliness, openness, clarity, and, where appropriate, equal treatment. This covers not only the timely publication of relevant financial information but also inclusion of information in the Group financial reports that goes far beyond minimum legal requirements.

NEW U.S. REQUIREMENTS In response to American corporate crises, new U.S. legislation was introduced in the summer of 2002. The Sarbanes-Oxley Act strengthens protection of the shareholding public by imposing new corporate governance and reporting requirements on listed companies. SAP began working with these regulations very early on and has undertaken many initiatives to comply with the various requirements. These include expanding the information in the Form 20-F annual report, establishing a disclosure committee, and stepping up the monitoring of internal control processes.





Soji Apampa, a solutions manager with SAP Africa. Soji's pioneering work for integrity is supported by SAP – an example of the Company's social commitment at work. Acting responsibly in whatever place employees and customers call home is part of SAP's fundamental ethic.

"With the backing of SAP, the Convention on Business Integrity is gaining momentum, and will have the potential to be rolled out around the world."



WORKING RESPONSIBLY – LOCALLY AND WORLDWIDE

SAP recognizes that working to improve social conditions is both a moral responsibility and a matter of self-interest. After all, our Company can only reach its full potential when the people and businesses we serve have the freedom to reach theirs. SAP is at home in more than 120 countries worldwide and takes its citizenship responsibilities seriously in every one of them. That's why we support global projects – as well as promising local initiatives – from Walldorf to Bangalore. In its role as a positive corporate citizen, SAP focuses its efforts on programs that promote creativity, diversity, and responsibility.

CREATIVITY – CELEBRATING INNOVATION Creativity is one of the most important factors in software innovation. But creativity cannot thrive unless people are free to make full use of their abilities. SAP provides freedom for creativity not only by developing forward-looking technology, but also by supporting the arts. One of SAP's partners in the contemporary cultural scene is the Ars Electronica Center in Linz, Austria. Ars Electronica is a globally regarded trend barometer for new art technology, and, with its yearly festival and the Prix Ars Electronica award, represents state-of-the-media art.

DIVERSITY – ENCOURAGING TOLERANCE As a global company, SAP experiences a world of diversity on a daily basis. It is the varied perspectives of both customers and colleagues that drive the Company's product development forward. Diversity is also apparent in the activities of SAP's local branches. SAP UK, for instance, sponsors London's prestigious Donmar Warehouse Theatre. SAP Brazil supports "Projeto Beco Escola Aprendiz", a street-art project that encourages community spirit and tolerance among children and young people in São Paulo.

In South Africa, SAP Corporate Research is committed to two projects that address the imbalance in the digital world: The Africa Drive Project is forging new paths in the in-service training of teachers in technical subjects, while the DASSIE project is an e-learning pilot project in the Western Cape province.

RESPONSIBILITY – SUPPORTING ETHICAL PRACTICES Where we perceive social challenges, SAP aims to contribute sustainable programs that help develop and improve living conditions. The Company's chosen route is through membership in the U.N. Global Compact. The purpose of the Global Compact is to offer a forum where nongovernment organizations, businesses, labor unions, and politicians work together to develop sustainable growth strategies. In 2002, SAP developed the U.N. Global Compact Internet portal – a tool that allows all members to globally share ideas and successful solutions to new challenges.

Acting responsibly begins within the Company and is greatly inspired by the commitment of employees. For example, Soji Apampa, a solutions manager with SAP Africa, is actively involved in the fight against corruption in his own country of Nigeria. To this end, he founded the INTEGRITY organization – an initiative that SAP supports – in conjunction with the current attorney general of Lagos State, Nigeria. And to promote responsible business practices, SAP is an active member of the German chapter of Transparency International.


INDUSTRY FOCUS

SOLUTIONS AND EXPERTISE TO SUPPORT 23 INDUSTRIES

In this age of specialization, customers don't want generic solutions. A retail company, for example, needs a customer relationship management (CRM) solution that will help track simple transactions for millions of customers. For a law firm, on the other hand, a CRM solution must help manage complex documents for a relatively small number of clients. That's why SAP customizes virtually every facet of its solutions to suit the special needs of each industry group. Today, we offer comprehensive solutions for 23 distinct industries, from aerospace and defense to utilities.

AN INSIDE PERSPECTIVE For each industry we serve, SAP employs worldwide teams of dedicated specialists in every area, from development, to sales, to implementation, to support. Members of these teams have worked in the industries they serve, and even hold degrees in related disciplines. What's more, they play extremely active roles in their chosen industries, writing articles for trade publications, speaking at conferences, and staying close to the ever changing needs of customers and prospective customers.

Because of this inside perspective, the solutions developed by SAP go much deeper than those of many of our competitors. They address not only broader issues such as overall efficiency and cost control, but also highly specific challenges – such as the need for aerospace companies to track serial numbers for every single part in a fleet of airplanes. In addition, SAP solutions reflect the knowledge gained from our work with industry leaders from around the world. So customers are assured of staying up to date with the best practices in their industries.











More than 3 million German Audi owners enjoy personalized service with the help of mySAP Customer Relationship Management.

MOVING CLOSER TO OUR CUSTOMERS This industry focus gives SAP a strong advantage that is difficult for others to duplicate. It has helped us build market share even during periods of weak economic growth. For that reason, we keep moving closer to our customers, continually building new and better solutions to the challenges – large and small – that they face every day. Just as important, we continue to invest in the skills of our people, to enhance their ability to solve customer problems. We also continue to expand our solution families to address the needs of new industry groups and subgroups. In the past year, for example, we introduced solutions for professional services providers such as consulting firms and advertising agencies, as well as technical services providers such as computer and appliance repair companies.

Treating each industry as a distinct market helps SAP build customer loyalty, credibility, and revenues. Which is why a strong industry focus will remain a cornerstone of our strategy for years to come.

SAP HELPS VOLKSWAGEN RUN MORE EFFICIENTLY For automotive manufacturers, 2002 was the best of times – and the worst of times. Sales volume was surprisingly strong. But fierce competition led many car companies to offer costly buyer incentives that erased any potential profits.

Volkswagen Group, Europe's largest carmaker, was a notable exception. Volkswagen's secret? A strong, distinctive product line. A reputation for quality. And a 15-year relationship with SAP, whose solutions help streamline areas ranging from product development to purchasing, manufacturing, financing, and customer service.

»

SAP Industry Solutions – mySAP Business Suite includes comprehensive solutions for 23 distinct industries:

Manufacturing
- Aerospace and Defense
- Automotive
- Chemicals
- Consumer Products
- Engineering, Construction and Operations
- High Tech
- Industrial Machinery and Components
- Mill Products
- Mining
- Oil and Gas
- Pharmaceuticals

Service
- Banking
- Financial Service Providers
- Healthcare
- Higher Education and Research
- Insurance
- Media
- Professional Services
- Public Sector
- Retail
- Service Providers
- Telecommunications
- Utilities









From its luxurious new Phaeton (left) to its legendary Beetle, Volkswagen relies on mySAP Automotive to streamline engineering, manufacturing, and other key processes.

» **MANAGING WITH mySAP AUTOMOTIVE** The cornerstone of the SAP-Volkswagen's relationship is mySAP Automotive, which helps the carmaker control its entire genuine parts business. In addition, a new system based on mySAP Automotive allows Volkswagen's European dealers to order parts online, with immediate confirmation of availability and delivery dates.

In 2003, Volkswagen will go live with mySAP Automotive to create the bill of material for a new car program, managing the extremely complex information for parts, components, sub-assemblies, options, and colors. This integrated bill of material will subsequently be deployed for all car projects in the worldwide Volkswagen Group.

PUTTING CUSTOMERS IN THE DRIVING SEAT Volkswagen and its Audi subsidiary recently began using mySAP Customer Relationship Management (mySAP CRM) in the area of customer care. Following the success of this program, Volkswagen is expanding its mySAP CRM initiative to other areas of the company. For example, mySAP CRM will help Volkswagen deliver premium-quality support for its exciting new Phaeton luxury car. And, it has become the CRM solution for the Volkswagen Bank, the company's financing arm.

ACCELERATING GROWTH, WORLDWIDE Thanks to its strong financial position Volkswagen has been able to pursue an aggressive global strategy. And SAP is frequently invited along for the ride. For more than 250,000 employees and pensioners, Volkswagen and Audi have introduced a new SAP system for the entire human resource management process, including personnel administration, time management and payroll. mySAP Human Resources will also be the platform to achieve modern and future-oriented concepts in the Volkswagen Group and to manage the complexity of internal systems. The organization management, workflow scenarios, and structural access rights round out this framework.

In Mexico, SAP solutions will be instrumental in production of the New Beetle, which is being built there for the world market. To realize Volkswagen's objective in China, which is to double sales from above 500,000 cars in 2002 to 1,000,000 in 2007, the company will introduce corporate processes and systems in its Chinese joint ventures. The corporate standard SAP templates, which support most of VW's core business, are being brought into action to reduce project time, minimize risk and costs, and guarantee process quality. SAP systems are currently installed at Shanghai Volkswagen (SVW) and FAW-Volkswagen (FAW-VW), and are being implemented at SAIC-Volkswagen Sales Corporation (SVWSC), Volkswagen Transmission (VWTS), and the company's importer in Beijing. Further, FAW-Volkswagen is currently beginning to use mySAP CRM to provide high-level support for customer processes.


BUSINESS PROCESSES

SOLUTIONS TO ENHANCE ANY BUSINESS FUNCTION

Winning is never easy. But in 2002, it became tougher than ever. A sluggish global economy, geopolitical unrest, and intense competition converged to create an extremely difficult business environment. As a result, companies and institutions everywhere faced unprecedented financial pressures. But when conditions were at their worst, SAP solutions helped thousands of customers around the world adapt, innovate, and win. Just as they were designed to do. And while there is no magic formula for overcoming a global slowdown, the fact is that SAP customers enjoyed distinct advantages over their competitors.

For example, those who use mySAP Customer Relationship Management were able to respond more quickly to customer needs, helping them build customer loyalty and increase their share of the market. Those who use mySAP Supply Chain Management – which in 2002 became the world leader in its category – were able to squeeze costs out of every corner of their manufacturing processes, making their products more price-competitive.

And those who use mySAP Financials gained up-to-the-minute control over incoming and outgoing funds, allowing them to employ more sophisticated financial strategies. Because of these advantages, SAP customers were better able to cope with a world of constant and tumultuous change. Just as important, they stand to prosper more rapidly and more strongly when overall business conditions improve.






SAB
MILLER







mySAP Human Resources helps SABMiller implement uniform people development for employees worldwide.

» **THE POWER OF INTEGRATION** Individually, SAP solutions are potent business tools. But the business environment of 2002 was not always kind to companies that create only customer relationship management solutions, or only supply chain management solutions. SAP had a far better year because of the way our solutions work together. From its beginning in 1972, SAP has focused on developing comprehensive solution "suites" that help all areas of a company work in unison. Three decades later, SAP products continue to use the latest "open technology" standards, to permit seamless integration with all other SAP and non-SAP products.

Therefore, SAP customers know that they can easily share up-to-date information with other departments and other companies. They know that they can reduce costs by entering data once, and using it over a wide range of business processes. And they know that they can continually add new SAP solutions while protecting their existing technology investments. Integration gives SAP a powerful competitive advantage that can't be easily duplicated. After all, few competitors can match our 30 years of experience in making solutions work together.

GLOBAL COORDINATION HELPS SABMILLER ACHIEVE HEADY GROWTH From its beginnings as South African Breweries (SAB), SABMiller has become the world's second-largest brewing company by volume, with lager volumes in excess of 120 million hectoliters.

Previously based in Johannesburg, now headquartered in London, SABMiller plc has achieved this remarkable status through a combination of bold acquisitions, strong marketing, and superior business management. And the company considers SAP to be a strong partner in its ongoing success.

WORLD-CLASS PRACTICES In 2002, SAB surprised the beverage industry by acquiring the massive Miller Brewing Company from Philip Morris. Today, SABMiller's many brands, which include Pilsner Urquell, Miller Lite, Miller Genuine Draft, and Castle Lager, are sold all around the world. Coordinating so many brands, facilities, and markets is a daunting challenge. But SABMiller has established a highly successful approach that combines hands-on management and leading-edge technologies.






SABMiller will use SAP Beverage to improve such essential functions as route management, telephone sales, and the handling of empty bottles.

A key factor in the success of SABMiller's globalization strategy has been its focus on skilled human resources. When it purchases a company in another country, it usually sends key managers from South Africa to implement its world-class management practices. This continual process of developing talent that can be released into these new businesses is strongly supported by mySAP Human Resources personnel development capabilities. And because its best people management practices are entrenched through the use of mySAP Human Resources, the company can continue to sustain the development of employee skills long after key managers have moved on.

SHARED LEARNING At the same time, SABMiller recognizes that knowledge is a two-way street. Under a shared learning program, SABMiller employees are encouraged to submit new ideas for improving operations. These ideas are collected through the knowledge management capabilities of mySAP Enterprise Portal. Then, the best of them will be distributed via mySAP Enterprise Portal to the specific employees who can use them most.

BUYING "THE SAP VISION" But SABMiller's commitment to SAP extends beyond the exchange of ideas. "We have bought into the SAP vision of an integrated solution suite tailored to our industry," says Brian Nicholas, Chief Information Officer for SABMiller in South Africa. "We think this is a better strategy than the best-of-breed approach of purchasing individual solutions and trying to make them talk to one another – which is more difficult than many people think."

"We're busy with projects involving most solutions of mySAP Business Suite," he adds. "We will be using SAP Strategic Enterprise Management for budgeting and forecasting, SAP Business Information Warehouse for sales and marketing information, SAP Advanced Planner & Optimizer for demand planning, and SAP Enterprise Buyer for e-procurement." Most recently, SABMiller began implementing the new SAP Beverage solution. "Other suppliers do not have a beverage solution with the comprehensiveness and sophistication of SAP's," Nicholas says. "It will be a key enabler of our business strategy in the years to come."

SERVICE AND SUPPORT "We have been impressed by the responsiveness of the SAP organization," Nicholas adds, "and have made good progress working as a strategic partner with SAP in the development of some of its new generation products and industry solutions."


SCALABILITY

RIGHT-SIZE SOLUTIONS TO SERVE BUSINESSES, LARGE AND SMALL

Currently, 65 % of all FORTUNE Global 500 corporations use SAP solutions – a track record we're extremely proud of. But a market that is limited to just 500 companies doesn't offer much growth potential. So in recent years SAP has systematically expanded into the virtually infinite market of the world's small and midsize companies. Small business means big business to SAP. We serve thousands of small and midsize customers worldwide, providing sophisticated yet affordable solutions. This exciting market can only get larger, as the entrepreneurial spirit gains momentum around the world.

SAP's small and midsize business initiative has been a tremendous success. As of 2002, companies with annual revenues of less than €500 million represented nearly two-thirds of our total customer base. Succeeding in this market requires more than just scaled-down versions of our big-business solutions. It requires entirely new solutions that are designed and priced for the needs of entrepreneurial companies. In response, SAP has put its world-class development, sales, and support resources behind two exciting new families of small business solutions:

- mySAP All-in-One – designed for companies that require a high degree of industry-specific functionality, mySAP All-in-One provides world-class e-business capabilities at an affordable cost. With it, entrepreneurial companies can enjoy quick and easy management of their financials, human resources, supply chain, customer relationships, and other key business processes. All fine-tuned to the way each customer works. In addition, they gain the tools they need to operate more efficiently, responsively, and collaboratively.

OSRAM
LIGHT
CONSULTING





Stuttgart's Sportarena department store (left), and the Bavarian Regional Exhibition 2002 have been artfully illuminated by OSRAM Light Consulting, a customer of SAP Business One.

- SAP Business One – companies that want simple yet powerful solutions for controlling their core business function find that SAP Business One is an ideal place to start. This affordable, fully-integrated software gives people access to the information, applications, and services they need to increase revenues, control costs, and help their businesses grow. And because SAP Business One is easy to deploy and easy to understand, companies can get up and running in less time than they ever thought possible.

BIG-COMPANY ADVANTAGES With these solutions, small and midsize companies can enjoy the same competitive advantages as their larger counterparts, including increased efficiency, productivity, and profitability. And because both solutions are fully Internet-enabled, they allow customers to participate fully in the e-business revolution.

In addition, both solutions make it easy to start small, and continually add new features and functions. And both are backed by a dedicated global team of SAP small business specialists. Since their introduction in the fourth quarter of 2002, SAP Business One and mySAP All-in-One have received a very strong reception from the marketplace. And we look forward to increasing our market share among the millions of companies worldwide that aren't among the FORTUNE Global 500 – yet.

OSRAM LIGHT CONSULTING SWITCHES TO SAP BUSINESS ONE OSRAM Light Consulting is known for its spectacular lighting designs, which add drama and color to, among many others, Munich Airport, the Bavarian Regional Exhibition, Allianz AG headquarters, and the Sportarena department store in Stuttgart.

In 2002, the company looked for a way to gain better visibility of its own operations. It chose SAP Business One. SAP Business One gives OSRAM Light Consulting greater control over its primary business functions, including financial accounting, purchasing, warehouse management, and reporting. And because it is fully compatible with mySAP Business Suite, SAP Business One also allows this midsize company to share its information seamlessly with its enormous parent company, the global conglomerate Siemens AG.

According to Martin Reuter, OSRAM Light Consulting's project manager for SAP Business One, "We wanted a partner that we could stay with for the life of our company no matter how we grew or where we expanded. SAP Business One reflects the best of SAP and packages it in a way that is easy to use and affordable for a small business."



"Global companies need global technology solutions. In SAP, customers find a partner whose solutions mesh perfectly with their product lines, their markets, and their strategies."

LEADERSHIP AROUND THE WORLD

Commerce has done what no treaty, conquest, or political dogma could do: It has brought the world closer together. Through the power of shared interests, more and more companies are engaging in cross-border partnerships and acquisitions. Multinational federations like the European Union are eliminating barriers, lifting tariffs, and encouraging standardization. And the e-business revolution is enabling companies of all sizes to buy, sell, and partner virtually anywhere, at any time. SAP has long been a leader in this world of global commerce, with solutions that foster the free exchange of ideas, products, and services. And in 2002, we served customers in over 120 countries – more than any other company in our category.

ACTING LOCALLY Globalization does not mean homogenization. The world remains infinitely diverse, with multiple currencies, languages, time zones, laws, customs, and business practices. That's why SAP has developed solutions that meet the unique business requirements of each country.

In Thailand, for example, SAP's payroll solution allows for "monkhood leave," when a male employee spends several months in a Buddhist monastery. In Japan, our solutions enable customers to use both the Western-style calendar and the official Imperial calendar. And in several Far Eastern markets, SAP solutions allow extra database memory to accommodate the complexities of symbolic alphabets.

SPEAKING THE LANGUAGE To get these many variables right, SAP employs local professionals who are familiar with the unique customs and challenges faced by our customers in their home countries. And wherever possible, we produce solutions, documentation, and training materials in the local language. At the same time, SAP solutions provide each customer with the ability to benefit from global best practices developed with our many customers around the world.

A SUCCESSFUL STRATEGY Our localized approach has made SAP the preferred provider of business solutions for thousands of corporate customers around the world – including many multinational companies that need to adapt their practices to each market.






Kiyotaka Fujii led SAP Japan to double-digit revenue growth in 2002, despite continued weakness in the Japanese economy.

It has also made us the choice of a number of government agencies worldwide, including institutions as diverse as the Australian Federal Police, the National Institute of Administration of Portugal, the City of Toronto, Canada, and the U.S. Internal Revenue Service (IRS). So even though localization is far from the easiest path, SAP will continue to produce solutions that speak the infinitely diverse languages of international commerce.



"Because of our singular focus on the customer, SAP is a reflection of the diverse organizations we serve. We are multi-faceted, multilingual, and multicultural. And we are constantly evolving to meet the needs of a changing world."

INTERNATIONAL COMMERCE SPOKEN HERE

mySAP Business Suite solutions are multilingual, supporting 28 different languages, from Bulgarian to Turkish. As a result, they allow a company to implement its native language at corporate headquarters, while also supporting the languages of multiple locations and business partners anywhere in the world. And they allow each user to simply change the interface to display the language of their choice. This language flexibility gives customers the confidence that they can easily enter any market, purchase any company, and do business with any partner – without the cost and inconvenience of changing their software.

UNICODE MEMBERSHIP SAP has expanded its multilingual capabilities even further by adopting a global technology standard known as Unicode. As a full corporate member of the nonprofit Unicode Consortium, SAP helps customers cope with the vast array of alphabets that are encountered when working in various countries – and when doing business over the Internet. For example, SAP's Unicode-enabled solutions automatically display characters from languages as diverse as Russian, Chinese, Japanese, Thai, and Hebrew. So there are fewer barriers to collaboration, and more opportunities for global growth.

MULTICURRENCY PROCESSING From euro to yen, dollar to pound, SAP solutions support every major world currency. This allows our solutions to be used in all types of international trade, from everyday sales transactions to high-level financial hedging strategies. Multicurrency processing has become increasingly important as companies do business over the Internet, where buyers and sellers may be located anywhere in the world.



As CEO and president of SAP America, Bill McDermott oversees our single largest global market. Thanks to continued gains in market share, SAP has become the number one business software applications vendor in the United States.

TIME ZONES In business, operating in multiple time zones isn't as simple as adding or subtracting hours, or translating from 12-hour to 24-hour timekeeping. Often, the success of a transaction depends on adherence to a single time standard, with no room for error on the part of any participant. For example, improper posting of a time-critical financial transaction could result in a loss of value, or even a violation of contract terms. Similarly, a large manufacturing process could be delayed if just one supplier fails to correctly calculate its delivery schedule.

mySAP Business Suite family of solutions simplifies this challenge by allowing each user to work in local time, while the system automatically adjusts to the relevant time zone of any transaction. That way, a trader can buy futures on the London International Financial Futures and Options Exchange while selling a position on the Chicago Board of Trade, knowing that the trades will be executed simultaneously at the current market prices. And a manufacturer in Hong Kong can solicit delivery commitments from suppliers around the world, knowing that each commitment will automatically be translated from the suppliers' local time zones into Hong Kong time.

SECURITY COMPLIANCE With homeland security becoming a priority, businesses everywhere need to meet a growing list of regulations governing international transactions. To make compliance easier, SAP recently introduced SAP Global Trade Services (SAP GTS), a new cross-industry application that helps companies keep pace with rapidly changing trade regulations in countries around the world. For instance, SAP GTS automates the process of screening business partners and business transactions to ensure that they are sanctioned by all relevant government agencies. This enables SAP customers to meet the latest security and trade requirements, avoid costly fines and penalties, and focus more resources on capturing new global business opportunities.

EXPANDING OUR HORIZON

While maintaining aggressive growth strategies in our traditional markets of Western Europe, North America, Latin America, and Asia Pacific, SAP is actively developing a presence in many of the world's emerging economies. This strategy is consistent with our global approach, and offers new opportunities within exciting markets that were previously inaccessible.

RUSSIA With a gross domestic product of over €270 billion* and a growing business sector, Russia is an important market for SAP. And our decade-long effort to build a presence there is producing outstanding results. SAP currently maintains a staff of more than 200 professionals in its Moscow and St. Petersburg offices, and holds a commanding share of the Russian market. Our growing customer base of more than 140 Russian corporations includes oil giants Gazprom, Lukoil, and Surgutneftegas, as well as the national railway system. In addition, SAP solutions are used by more than 50 multinational corporations now doing business in Russia.

To build on our leadership position, SAP will continue developing solutions that solve the unique challenges faced by Russia's emerging business culture.

CHINA As the global population leader, with more than 1.2 billion* people, China is also a formidable economic power. Its gross domestic product of €1,100 billion* grew by 7.3 % in 2001, making China one of the world's fastest-growing economies. And with its recent entry into the World Trade Organization, along with continued government encouragement of economic growth, China's prospects for the future are extremely favorable.

Working from offices in Beijing, Shanghai, Guangzhou, and Hong Kong, SAP achieved 120 % revenue growth in China over the past year – up from an average of 50 % in previous years. Current customers include many of China's largest corporations, such as FAW-Volkswagen, Sinochem, Legend, Haier, Changhong, and Konka. As is the case in Russia, SAP solutions are also used by a number of multinational companies doing business in mainland China and Hong Kong.

Going forward, SAP plans to place an increasing emphasis on China's enormous base of small and midsize companies. In addition, we will continue to build our network of distribution partners, which are essential to success in this segment of the Chinese market.



"While we hold a dominant share of many developed markets, the opportunities for SAP remain vast. The surge in global capitalism has produced thousands of new businesses in emerging markets, most of which depend on technology to operate more efficiently."



EASTERN EUROPE The reform democracies of Eastern Europe with their open market economies are rapidly gaining strength. And the recent admission of 10 Eastern European nations into the European Union – to be effective in 2004 – demonstrates the increasing economic and political stability of this region. SAP operates offices throughout Eastern Europe, and has developed solutions in several of the region's major languages. Eastern European customers include Czech Post, the Czech Republic's national postal service; Żywiec, Poland's leading brewery; Kesko Eesti A/S, a leading Estonian retailer, and nearly half of the 200 largest companies in Hungary.

In the years ahead, SAP will continue to build its presence in Eastern Europe, and will make every effort to help customers in this region expand beyond their borders.

* Source: German Chamber of Commerce and Industry Berlin, Germany


CMS

Leslie Hayman, Head of Global SAP Human Resources and Education, is responsible for the policies that guide our international workforce of 29,000 professionals.

SAP CUSTOMER SERVICES NETWORK SAP's global service and support are major factors in our overall success. Customers around the world know that they can count on SAP and its vast community of certified partners to deliver a wide range of services, from high-level strategic planning, to software implementation, to training, to custom development.

In 2002, SAP centralized its global service offerings under a single umbrella of the SAP Customer Services Network. This network provides a single point of access to all the services our customers need, and encompasses 50 countries, 77 training centers, 2,000 support consultants, 10,000 SAP consultants, 180,000 partner consultants, 8,000 developers, and the complete coverage of all industries, solutions, and lifecycle phases.

BUILDING ON OUR REPUTATION With decades of experience in the global business community, SAP is exceptionally well positioned to take advantage of continued growth in the world economy. Therefore, we plan to continue building on our global reputation by producing in-depth solutions that fit each industry and each market. Because we have found that delivering real business value is something that translates well into any language.

TRANSFORMING INNOVATIVE IDEAS INTO PRACTICAL SOLUTIONS

Innovation is the lifeblood of SAP. That is why we continue to invest heavily in research and development. At locations worldwide, SAP specialists are harnessing leading-edge technologies, and transforming them into practical solutions that customers need. For example, we are currently a leading software developer for new "smart item" technologies that enable companies to track each individual product from the assembly line to the checkout line. These technologies will represent a new era in efficiency, control, and immediate knowledge of customer behavior.

In the past year, many technology companies have cut back their investments in research and development. And while that strategy may boost earnings in the short run, SAP is in business for the long run. Therefore, SAP actually increased R&D spending in 2002, in order to maintain our leadership in developing innovative, high-value solutions for customers. Here are just a few of the ways that we're earning a return on that investment.

SMART ITEMS REVOLUTIONIZE INVENTORY Two decades ago, bar codes revolutionized the identification of millions of products – and made life easier for cashiers and inventory managers everywhere. But bar codes are flat, and must be read one-by-one with a visual scanner. And once they are printed on a package, they can't be updated in any way.

Now, a new revolution is about to take place in the management of individual product information. This revolution is made possible by so-called "smart-items", which use microchip-based, radio frequency identification (RFID) tags to allow touch-free identification of products. A wealth of information can be stored on these tags – from place of manufacture, to pricing, to expiration date. Unlike bar codes, RFID tags can be read from a distance – even through cartons, trucks, and freezer cases. So they can be tracked easily at every step in the product's journey. Certain "active" RFID tags can even be updated with new information along the way.

SAP leads the industry in managing data from smart items, allowing customers to monitor their products in real time, and to streamline their inventory processes. For instance, SAP is helping to develop a "smart" vending machine that immediately transmits every sale to a centralized SAP inventory management solution. This information allows the vending company





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Flavor: Forest fruits
Sell by: April 25, 2003
Recommended storage temperature: 5°C
Suggested retail price: €0.49
Produced in: Lüneburg, Germany

Lot: #35-234-5309302
Pallet: #1245B
Destination: Metro Cash & Carry, Munich, Germany
SKU: #29050-2893459-YT-233



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SAP innovation never sleeps. With researchers in virtually all time zones, we share ideas, information, and resources around the clock.

Stefan Haller (left), Senior Researcher, and his colleagues, SAP Corporate Research Center

» to schedule refills, order products from suppliers, and track consumption patterns more accurately. And if the machine breaks down, it automatically notifies a service technician.

Our software is also instrumental in the development of a new "smart shelf" that will automatically notify store managers and vendors when it's running low on any product. The advantages will include fewer empty shelves, higher revenues, and greater customer satisfaction.

MOBILE SOLUTIONS Just a few years ago, mobile business simply meant talking to a client on a cellular phone. But in today's 24x7 economy, companies need to complete complex business processes on a fully mobile basis. SAP has long been at the forefront of this untethered business world, and continues to increase the power and scope of its mobile solutions.

Underlying these solutions is SAP Mobile Infrastructure, which allows people to harness the full power of our most robust applications – from anywhere, at any time. SAP Mobile Infrastructure is based on open technology standards, including Java™, eXtensible Markup Language (XML) and Simple Object Access Protocol (SOAP). As a result, it works with virtually any laptop computer, personal digital assistant (PDA), or other handheld device. And it interacts with a variety of SAP and non-SAP applications. For example, using the mobile sales for handhelds functionality of mySAP Mobile Business, a field sales representative can now use his or her mobile device to review current pricing, check inventory, and place an order while still in front of the customer. That's a tremendous advantage over competitors who need to return to their offices before finalizing an order.

Other applications that are currently enabled by SAP Mobile Infrastructure include mobile warehouse management (with mySAP Supply Chain Management), mobile asset management (with mySAP Product Lifecycle Management), mobile procurement (with mySAP Supplier Relationship Management), and upcoming industry-specific SAP solutions. Industry analysts believe that mobility is the future of computing. For SAP customers, that future has already arrived.

A NEW FAMILY OF APPLICATIONS In a tight economy, companies and government agencies want to get the most out of their existing technology investments. And, they want to be able to add new capabilities easily – without major upgrades. SAP developers have responded with a family of easily configurable packaged composite applications, or SAP xApps, that help customers simply "snap on" new business processes and capabilities to existing systems. SAP xApps allow applications from a variety of vendors to work together, extending the value of a customer's existing IT investment. In addition, they are designed to make it easier for customers to execute sophisticated business strategies.

The growing SAP xApps portfolio includes SAP xApp™ Mergers & Acquisitions, which helps companies implement and manage divestitures, joint ventures, partnerships, and reorganizations. And SAP xApp Resource & Program Management allows an organization to communicate organizational changes and new process innovations to all departments and locations. Many more SAP xApp solutions are being developed by SAP and its partner organizations, and will be introduced throughout 2003.

A NETWORK OF INNOVATION SAP Mobile Infrastructure, SAP xApps, and other exciting new technologies share a common source: SAP Labs. With locations on three continents, SAP Labs is a 24-hour network of innovation, collaboration, and passion. Its more than 8,000 developers and researchers apply high-level expertise, extensive knowledge of business processes, and consummate energy to the pursuit of practical, valuable technology-based business solutions. For example, SAP Labs in Bangalore, India was instrumental in the development of the mobile version of mySAP Customer Relationship Management mentioned above, and has helped with its implementation for such customers as Gillette, Samsung, and Philip Morris.

SAP Labs in Palo Alto, California developed key components of SAP xApps, as well as new voice-enabled applications. Its Accessibility Competence Center (ACC) has led the development of solutions designed to meet the special needs of users with disabilities. And SAP Labs in Sophia Antipolis, France has solved some of the most challenging security issues related to mobile computing, creating solutions that are both safe and easy to use. In 2002, SAP's global development efforts produced thousands of innovations, ranging from major new products to everyday updates. These innovations represent our commitment to continuous improvement. And they represent our Company's future.







THE BEST TEAM IN THE BUSINESS

Throughout the most difficult periods of the past year, SAP was powered by the energy, imagination, and hard work of its 29,000 people. Widely recognized as the best team in the business software industry, the people of SAP rose to every challenge, large and small.

ADAPTING. INNOVATING. WINNING In 2002, SAP professionals worked harder to understand customer needs and to exceed expectations. They traveled farther to identify new sales opportunities. They developed dozens of new products. They added to their skills through ongoing training and educational programs, including e-learning courses that can be accessed from anywhere at any time. They collaborated more closely with one another to multiply the value of their efforts. They found creative ways to accomplish more while spending less. They adapted. They innovated. They won.

As a result, our Company was able to produce one of the industry's strongest overall records of performance. To continue building the best team in the business, SAP launched several important human resource initiatives during 2002, including new talent management, management excellence, and reallocation programs, as well as a worldwide employee survey.

TALENT MANAGEMENT PROCESS SAP recognizes that every employee brings unique talents to his or her position. In 2002, we implemented a new talent management process to identify and nurture those talents. Talent management takes a highly individualized approach to career development, and reaches employees at every level of our organization. The program's three major goals are to:

- Foster professional and personal growth by acknowledging each employee's performance and potential
- Focus not only on top achievers, but also on employees who need to improve their performance
- Reinforce SAP's competitiveness while increasing its attractiveness as an employer

We believe that the result will be an even better use of the innate gifts of every SAP employee.











MANAGEMENT EXCELLENCE INITIATIVE For more than 30 years, SAP has benefited from a well-developed culture of engineering excellence. Through programs such as our management excellence initiative, we continue to develop our managerial culture. A new publication, "The Manager's Guide to the SAP Galaxy," provides managers with a clear explanation of their roles and responsibilities, and offers SAP-specific advice for development and improvement. By following the guide, SAP managers everywhere will gain new skills for bringing out the best in their teams – an important factor in their individual compensation. And they will help us achieve consistent standards of performance around the world.

REALLOCATION PROCESS When projects of special importance arise, SAP needs to respond quickly with experienced professionals who can bring them to life. The reallocation process speeds that response, moving the right people to the right place at the right time.

The SAP Executive Board maintains a list of initiatives that are most important to SAP and its customers. This list is posted and continually updated on the SAP CareerPortal, an internal Web site, giving interested employees the opportunity to apply for high-priority assignments that fit their skills and interests. To ensure rapid deployment, the reallocation process also reduces the standard employee transfer time dramatically.

EMPLOYEE SATISFACTION SURVEY In 2002, SAP conducted a worldwide survey to determine our employees' overall level of performance and job satisfaction, and to solicit new ideas on how we can operate more effectively. Fully 80 % of our global workforce participated in the survey, and their feedback has resulted in 150 major action plans that will help enhance productivity and innovation companywide.

MAKING THE BEST EVEN BETTER The year ahead will bring many new challenges and opportunities. Our many human resources initiatives will help ensure that SAP's people have the world-class skills, processes, and resources to meet them.

EXCEEDING EXPECTATIONS

Through our dozens of world-class solutions and services, SAP® seeks to exceed customer expectations for efficiency, productivity, and profitability. It's an approach that has resulted in 30 years of growth and leadership, and strong partnerships with more than 19,300 customers worldwide.

INDUSTRY SOLUTIONS mySAP™ Business Suite (formerly mySAP.com) includes industry solutions that offer the end-to-end functions needed to run an entire enterprise more efficiently. These comprehensive solutions are currently available for 23 distinct industries (see page 17).

CROSS INDUSTRY SOLUTIONS mySAP Business Suite also includes powerful solutions for individual business processes. These solutions work for any industry, although most are available in industry-specific versions.

- mySAP Enterprise Resource Planning (mySAP ERP)
- mySAP Business Intelligence (mySAP BI)
- mySAP Customer Relationship Management (mySAP CRM)
- mySAP Enterprise Portal
- mySAP Financials
- mySAP Human Resources (mySAP HR)
- mySAP Marketplace
- mySAP Mobile Business
- mySAP Product Lifecycle Management (mySAP PLM)
- mySAP Supplier Relationship Management (mySAP SRM)
- mySAP Supply Chain Management (mySAP SCM)

SAP NetWeaver™ Best of all, this entire family is built on SAP NetWeaver, the Company's advanced application and integration platform. SAP NetWeaver allows companies to unify and align people, information, and business processes across technologies and organizations. And it allows each mySAP solution to integrate seamlessly with virtually any other SAP or non-SAP solution.

SAP xApps™ These are a whole new breed of applications creating a basis for continuous improvement and innovation. SAP xApps draw on existing heterogeneous systems to create original new processes across functions, improving companies' competitive agility.

SAP PACKAGED SOLUTIONS These are solutions that leverage individual capabilities in mySAP Business Suite to address specific, well defined customer issues. They allow each customer to choose offerings that are exactly right for its particular circumstances – rather than one total solution.

SMALL AND MIDSIZE BUSINESS SOLUTIONS SAP offers two distinct solutions designed for the specific needs of small and midsize businesses: mySAP All-in-One™ provides world-class e-business capabilities and industry-specific functions, while SAP Business One™ delivers essential tools for controlling core business functions (see page 22).

SAP R/3® ENTERPRISE The technology platform for the new version of SAP R/3 is SAP Web Application Server, which provides Web services support. SAP R/3 Enterprise comprises SAP R/3 Enterprise Core, which includes all of the core business functions, and SAP R/3 Enterprise Extensions, which are functional extensions for various application areas. Customers can activate SAP R/3 Enterprise Extensions selectively. This gives them added flexibility in their strategy for growing their enterprise solution.

LANGUAGE SUPPORT mySAP Business Suite solutions currently support 28 major world languages, including German, English, traditional and simplified Chinese, Spanish, French, Japanese, Hebrew, Swedish, Thai, and many more.

COUNTRY-SPECIFIC SOLUTIONS Country-specific versions of key SAP solutions are available for the following markets: Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Czech Republic, Denmark, Finland, France, Germany, Hong Kong, Hungary, India, Ireland, Italy, Japan, Luxembourg, Malaysia, Mexico, Netherlands, New Zealand, Norway, Peru, Philippines, Poland, Portugal, Russia, Singapore, Slovak Republic, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom and the United States.


SAP for Industry
• SAP for Aerospace & Defense
• SAP for Automotive
• ...
SAP Packaged Solutions
• Service Management for Industry
• Financial Insights for Industry
• ...
SAP xApps
• SAP xApp Resource & Program Management
• SAP xApp Mergers & Acquisitions
• ...
mySAP Business Suite
• mySAP ERP
• mySAP CRM
• mySAP SCM
• ...
• Industry-specific Components
SAP Smart Business Solutions
• mySAP All-in-One
• SAP Business One
SAP NetWeaver
• SAP Enterprise Portal
• SAP Master Data Management
• SAP Business Intelligence
• SAP Exchange Infrastucture
• SAP Mobile Business
• SAP Web Application Server

SAP's product strategy 2003

SAP CUSTOMER SERVICES NETWORK From locations around the world, the SAP Customer Services Network provides a single point of access to all the support services our customers need, from strategic planning, to implementation, to optimization. Our services include:

- SAP Global Professional Services Organization: Business and solution consulting services to help customers plan their technology infrastructures and enhance business performance. Also provides a business management process, including company strategy, process design, implementation, and continuous operational support.
- SAP Education: A wealth of instructor-led and online training options to help people increase their proficiency and productivity with any SAP solution.
- SAP Active Global Support: Expert assistance to help customers optimize system performance – including solution management, training, knowledge transfer, and continuous operations improvement.
- SAP Global Custom Development Services: Direct access to SAP experts who can help develop custom enhancements to SAP solutions.
- SAP Hosting: Hosting, service, and support. Ensures lowest cost of operation for all SAP solutions anywhere, any time, around the globe.
- SAP Business Maps and Engagement Tools: Help for customers with focusing on the core processes that increase competitiveness, strengthen partnerships, and improve customer relationships.
- SAP Ramp Up: Everything customers need to achieve fast implementation of new SAP solutions, including consulting, education, support, development, and hosting. Helps reduce startup time and related costs.

In addition, SAP partners with hundreds of the world's leading consulting, application, implementation, and service providers, ensuring that customers receive ongoing support of the highest quality.

Dear shareholders,

For SAP, 2002 was another challenging year in a difficult environment. The impact of the events of September 11, 2001 (which extended well into 2002) and declining global economic growth kept business development in bounds. SAP adopted various strategic measures to meet these challenges. These include implementing decisive cost-cutting measures, targeting resources to address customers' changing investment behavior, more effectively orienting the organization to the market requirements, building on customer relationships, optimizing the solution portfolio, and further improving quality. Success came in increased total revenue and improved profitability.

The Supervisory Board engaged in detailed and far-reaching discussions with the Executive Board about implementing the Company's strategy. It discharged its consultative and supervisory functions. It also held constructive discussions with the Executive Board about SAP's corporate policies and the resulting catalog of measures. The Executive Board provided full and timely reports to the Supervisory Board on all matters of importance to SAP. Also, the Executive Board kept the chairperson of the Supervisory Board informed of the current state of operations and key management actions on an ongoing basis.

NEW SUPERVISORY BOARD In 2001, the SAP Executive Board called the election of a new Supervisory Board before expiration of the sitting members' full term of office. This was necessary because the number of employees of SAP AG and the German SAP Group companies had increased to more than 10,000, and the German Codetermination Act, section 7 (1)(2.), requires a supervisory board of eight members elected by the shareholders and eight by the employees – that is 16 members in total – in these circumstances. Previously, the Supervisory Board was comprised of six members elected by the shareholders and six elected by the employees.

The SAP employees in Germany elected their new members on April 9, 2002 in accordance with the requirements of the German Codetermination Act; the SAP shareholders elected their members at their annual general meeting on May 3, 2002.

Like the Executive Board, the Supervisory Board's new membership reflects the growing international flavor of the Company. Mr. Pekka Ala-Pietilä, President of Nokia Corporation, Finland, is the first ever member from a company headquartered outside Germany.



Dietmar Hopp
Chairperson of the
Supervisory Board

In its constituent session on May 3, 2002, the Supervisory Board reelected Mr. Hopp as chairperson and Ms. Classen as deputy chairperson. The May 3, 2002 annual general meeting of shareholders also voted changes to Supervisory Board members' remuneration and the way it is calculated.

THE SUPERVISORY BOARD'S WORK DURING 2002 Regularly recurring items on the Supervisory Board agenda in 2002 included the current state of Company operations, approval of the budget, liquidity plan and planned investments, transactions involving Company shareholdings, and all matters in respect of which the law requires the Supervisory Board's note or approval. In its five ordinary meetings and two extraordinary meetings, the Supervisory Board took reports on and discussed in depth the following matters, among others: the results of the 2002 employee survey and follow-up steps, organizational changes at SAP AG, the 2002 customer satisfaction survey, and the key business issues of the year. The Supervisory Board also discussed the establishment of a new participation program, the SAP Stock Option Plan 2002 ("SAP SOP 2002"), offering selected executives and other top performers competitive remuneration.

SPECIFIC ITEMS During 2002, the Supervisory Board discussed a number of specific matters in depth. One key item was the creation of a new business area to develop open integrated collaborative applications. This was achieved by transferring employees from SAP Portals and SAP Markets to SAP AG and its international subsidiaries. Shai Agassi, who was chief executive officer of U.S. subsidiary SAP Portals Inc., heads this business area. The Supervisory Board appointed him to the Executive Board in April 2002.

In the spring of 2002, SAP bundled its worldwide sales activities in a new organization named Global Field Operations, led by Léo Apotheker. Previously a member of the Extended Management Board, Mr. Apotheker was appointed to the Executive Board in July 2002, with responsibility for sales.

OPTIMIZED COMMITTEE WORK ON THE SUPERVISORY BOARD The Supervisory Board's committee work is gaining importance – not least because of the increased number of members now. The Supervisory Board has been able to make considerable efficiency gains in recent years by delegating various topics from its complex spectrum of tasks and responsibilities to the committees. In its constituent session on May 3, 2002, the Supervisory Board formed six committees: the Mediation Committee, required by the German Codetermination Act, section 27 (3), the General Committee, the Compensation Committee, the Finance and Investment Committee, the Audit Committee, and the Technology Committee. The three previous committees – the Corporate Governance, Venture Capital, and Finance Committees – were not reformed because their activities were incorporated into those of the new committees.

The Mediation Committee, required by the German Codetermination Act, section 27 (3), did not need to meet during 2002. The Compensation Committee held three meetings to discuss various matters relating to the members of the Executive Board; the Technology Committee met once.

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The responsibilities of the newly created General Committee, which did not meet in 2002, include coordinating the work of the Supervisory Board and in particular deciding on the allocation of stock options to SAP employees (except Executive Board members) and matters of corporate governance.

The Finance and Investment Committee, which did not meet in 2002, is responsible for approving venture capital investments above and strategic investments within particular limits as well as dealing with other finance matters.

The four meetings of the Audit Committee covered the following topics in depth: preparations for switching SAP AG and the Group's independent public accountant, the effects of the U.S. Sarbanes-Oxley Act on SAP AG and in particular on the Audit Committee, introducing the new audit team, planning the audits by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, and defining the scope of the audit. Furthermore, implementation of the new U.S. legislative requirements on audit committees of companies listed on the U.S. stock exchanges began and was partly completed.

EXECUTIVE BOARD APPOINTMENTS Prof. Dr. Plattner and Dr. Zencke were both appointed to the SAP AG Executive Board for a further two years at the Supervisory Board meeting on March 14, 2002; Prof. Dr. Kagermann was reappointed to the Executive Board for an additional five years.

The two new SAP AG Executive Board members – Mr. Agassi and Mr. Apotheker – were both appointed until December 31, 2005. Mr. Agassi was appointed, effective immediately, at the extraordinary meeting on April 17, 2002. At its meeting on July 25, 2002, the Supervisory Board appointed Mr. Apotheker, effective August 1, 2002.

CORPORATE GOVERNANCE The Supervisory Board issued SAP's Corporate Governance Principles in 2001. The Principles are addressed to the Executive Board and the Supervisory Board – but the employees are also stakeholders in a responsibly managed and monitored company.

On February 26, 2002 the Corporate Governance Commission appointed by the German Federal Department of Justice approved the German Corporate Governance Code. Its aim is to make Germany's corporate governance rules transparent for both national and international investors, thus strengthening confidence in the management of German corporations. Effective July 2002, the Executive Board and Supervisory Board of companies listed on the stock exchange have a statutory duty to file a declaration every year stating which of the recommendations in the code the company follows. SAP AG filed its first such declaration for fiscal year 2002. It states that SAP's Corporate Governance Principles depart from the Code in only a few matters. When the Code was published, the Company reviewed SAP's Corporate Governance Principles to identify any potential improvements. The revised version was adopted by the Supervisory Board in its session on July 25, 2002. The Principles and SAP's declaration are posted on SAP's Web site at www.sap.com.

The Supervisory Board took various measures in fulfillment of its duties in SAP's Corporate Governance Principles. These include receiving annual reports from the Company's compliance officers for insider trading and corporate governance, reviewing and agreeing the categories of transactions requiring Supervisory Board approval, establishing and electing new Supervisory Board committees, and receiving a report on donations made by the Company.

The Supervisory Board also submitted its own work in 2002 to a systematic assessment and examined its processes to identify scope for efficiency gains. On three occasions before accepting membership of other governing bodies, members of the Supervisory Board requested an investigation into whether the other concerned companies should be regarded as competitors of SAP. In all three cases, the answer was that the other company was not a competitor.

Since July 1, 2002 it has been a requirement that a director (that is, a member of a governing body) of a listed German company must without delay give notice of his or her director's dealings – that is, his or her dealings, and the dealings of persons with whom he or she has close ties, in the concerned company's securities and bonds. The requirement that a director gives notice of such dealings arises when the total value (not including dealings in securities and bonds obtained under an employee participation plan) in any 30-day period exceeds €25,000. This requirement applies to members of the Supervisory Board also.

SARBANES-OXLEY ACT The Supervisory Board has discussed the Sarbanes-Oxley Act on several occasions. The purpose of the Act, which went into force in the United States at the end of July 2002 and also applies to foreign companies, such as SAP AG, that are listed on U.S. stock exchanges, is to reestablish investors' confidence in the capital markets. Among other things, the Act affects the personal liability of directors for the correctness and completeness of companies' financial disclosures, the composition of companies' audit committees, and the permissibility of auditors' non-audit services. The Supervisory Board is in continuous intensive discussion with the Executive Board on putting into effect the provisions of the Act at SAP.

ANNUAL FINANCIAL STATEMENTS KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft was SAP AG's auditor for the first time in 2002. The annual general meeting of shareholders on May 3, 2002 elected the firm as the Company's independent public accountant, and the Supervisory Board made the appointment immediately after the shareholders' meeting.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft thoroughly examined the consolidated financial statements, the SAP AG financial statements, and the combined review of SAP Group and SAP AG operations, and issued an unqualified audit opinion. The independent public accountant certified that the consolidated financial statements conform to U.S. GAAP and qualify for exemption pursuant to the German Commercial Code, section 292a. The auditor also certified that the Executive Board has established an efficient system for monitoring risks and that the system works effectively, as required by the German Stock Corporation Act, section 91 (2).

The audit reports prepared by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft were sent to all Audit Committee and Supervisory Board members on March 6, 2003.

An Audit Committee meeting and the audit meeting of the Supervisory Board took place on March 13, 2003. The auditor attended and gave full reports of the audit to both sessions. The Supervisory Board then discussed the report in detail with the auditor. In these discussions the Supervisory Board satisfied itself that the audit had been properly conducted.

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»» At its audit meeting on March 13, 2003, the Supervisory Board approved the audit results and gave its consent to the consolidated financial statements, the SAP AG financial statements, and the combined review of SAP Group and SAP AG operations. The financial statements and review of operations were thus formally adopted.

The Supervisory Board endorses the Executive Board's proposal to pay a dividend of €0.60 per no-par ordinary share on equity entitled to dividend in 2002.

The Executive Board produced a report concerning the relations between the Company, the voting pool established by SAP's founder-shareholders, the members of the voting pool, and these members' companies. The Executive Board also voluntarily produced reports about the legal relations between the Company, Mr. Dietmar Hopp, Prof. Dr. h.c. Hasso Plattner, Dr. h.c. Klaus Tschira, and the companies in which they have a controlling interest. The Supervisory Board accepted and noted these reports.

A vote-pooling agreement had been in place between SAP founder-shareholders Hasso Plattner, Klaus Tschira, and Dietmar Hopp, and their holding companies, some of which are non profit organizations. The pool was dissolved on September 2, 2002. The agreement provided that the votes associated with the pooled shares were cast together at the general meeting of shareholders and included certain restrictions on the sale of those shares and purchase option rights. In view of the dissolution of the pool, the Executive Board and Supervisory Board gave notice terminating SAP AG's July 1999 agreement with Schutzgemeinschaft der Kleinaktionäre (SdK, an association that represents small shareholders) about the provision of a report concerning relations between SAP AG, the voting pool established by its founder-shareholders, the members of the voting pool, and these members' companies, effective December 31, 2003.

This year the Executive Board, but first and foremost the employees of SAP AG and all of its affiliated companies have convincingly shown how it is possible to achieve ambitious goals by working hard together. The SAP AG Supervisory Board is completely reassured that the Company is on course for a successful year in 2003 and wishes to thank everyone involved for their committed support.



Dietmar Hopp
for the Supervisory Board
Walldorf, March 13, 2003

FINANCIAL INFORMATION 2002

Since 1999, we have prepared our consolidated financial statements in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). This ensures direct comparability with the financial statements of our international competitors. In addition to the many disclosures required under U.S. GAAP, the notes to our statements contain a great deal of extra detail that we provide voluntarily. The review of operations meets the requirements of the German Commercial Code (Handelsgesetzbuch) (HGB) commercial code, but it also contains additional voluntary information. We are committed to increasing the transparency that the international finance community rightly demands.

INDEPENDENT AUDITOR'S REPORT

Independent Auditor's Report in accordance with German generally accepted auditing standards

We have audited the consolidated financial statements prepared by SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, Walldorf consisting of the balance sheet, statement of income (loss), statement of changes in stockholders' equity, statement of cash flows and the notes thereto as of and for the year ended December 31, 2002. The preparation and content of the consolidated financial statements according to United States generally accepted accounting principles (U.S. GAAP) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the German auditing regulations and German generally accepted auditing standards promulgated by the Institut der Wirtschaftsprüfer (IDW). In addition, our audits comply with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present a true and fair view of the consolidated financial position, the results of operations and the cash flow of the Group in accordance with United States generally accepted accounting principles.

Our audits, which also included an audit of the combined business review report of the Group and the Company of SAP AG for the year ended December 31, 2002 as prepared by management, have not led to any objections. In our opinion, the consolidated business review report presents fairly the business situation and risks relating to the future development of the Group. In addition, we confirm that the consolidated financial statements and the consolidated business review report as of and for the year ended December 31, 2002 satisfy the requirements for an exemption of SAP AG to prepare consolidated financial statements and a consolidated business review report according to German generally accepted accounting principles.

Mannheim/Germany
February 21, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft






KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT
WIRTSCHAFTS-
PRÜFUNGS-
GESELLSCHAFT
SIEGEL
BERLIN UND FRANKFURT a.M.

Schmid
Wirtschaftsprüfer

Walter
Wirtschaftsprüfer

REVIEW OF SAP GROUP AND SAP AG OPERATIONS

Forward-looking statements

Any statements contained in the review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe", "continue", "counting on", "estimate", "expect", "intend", "is confident", "may", "plan", "predict", "project", "should", "wants", "would", and "will" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (SEC), including the Company's Form 20-F annual report for 2001 filed with the SEC on March 28, 2002 and the Company's Form 20-F annual report for 2002, which will be filed with the SEC before June 30, 2003. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

BUSINESS IN 2002

Global Economy

Global economy remains sluggish

The global economy started to decelerate at the end of 2000 and continued slack through 2002 – without, however, developing into a recession or causing deflation. In December 2002, the World Bank estimated 2.9% world trade growth for 2002.

Despite some isolated positive economic indicators, sustained recovery did not occur in the leading economies – specifically North America, Europe, and Japan, which are SAP's major markets. Drags on the economy included continuing high unemployment, persistent consumer cautiousness, damaging news decreasing investor confidence in light of large corporate scandals, and uncertainties in the geopolitical situation, of which, for example, numerous terrorist attacks and the latent threat of war were symptomatic. After a short-lived recuperation, there was a pronounced decline in the rate of economic growth in the United States from the middle of 2002.

Meanwhile, disparity of growth widened among national economies in the euro zone. At the top of the growth standings were Greece, Ireland, and Luxembourg; at the bottom was Germany. The Association of German Banks (BdB) estimated that the German economy grew only 0.3% in the third quarter of 2002, whereas according to both BdB and the Organisation for Economic Cooperation and Development (OECD), the economy of the euro zone as a whole grew 0.8%.

IT Sector

IT market's first pronounced downturn

In all sectors and all countries, anxiety resulting from the global financial and economic situation curbed companies' willingness to commit to capital projects in 2002. This also impacted IT vendors and service providers.

- Faced with having to limit spending because of acute pressure on costs, many companies responded by cutting back IT budgets, which they had rapidly built up toward the late 1990s. More than ever, the need to minimize total cost of ownership impacted their IT investment decisions.
- Many companies downscaled or postponed their plans to implement new software or to expand hardware and network capacity. They placed substantially fewer contracts for large capital projects, as all IT vendors and providers found.
- Major long-term strategic investments lost favor to smaller tactical projects offering a quick return on investment (ROI).
- Industry analysts originally predicted the IT market would grow 11% in 2002, but they repeatedly adjusted their figures downward. For example, at the beginning of 2003 IT analyst IDC (International Data Corporation) estimates that the global IT market shrank 2.4% in 2002, the biggest contraction ever recorded in the IT market. On the other hand, industry analyst Gartner Group estimates that global IT spending declined only slightly, by 0.2%, in 2002.

However, whether they record a recession or merely stagnation in 2002, observers of the IT market agree it was clear the industry was no longer in the realm of double-digit expansion last experienced in 2000, and that detailed analysis revealed differences between segments within the industry. Computer and infrastructure system manufacturers in particular were faced with a treacherous mix of stagnant demand and falling prices. In 2002, the software and IT services sectors fared slightly better than others in the industry in a generally difficult year.

Pictures and graphs are included for illustrative purposes only and are not part of the audited Review of Operations.

Industry consolidation continues

Consolidation continued in the industry in response to the weakness of the IT market. It primarily affected smaller providers with fewer resources and products, because sluggish demand impacted them more seriously.

Also, established manufacturers in the industry benefited from customers' growing appreciation of the importance of lasting protection for their planned IT investments – and of ensuring those investments bring them an adequate return. If in doubt, companies appear to be now deciding in favor of solutions from large, financially sound vendors. Unlike many of the competitors that arose during the Internet boom, the major vendors offer complete worldwide coverage. In view of their greater financial stability, the major vendors are seen as supporting longer solution life cycles, which, for customers, implies better investment protection and reduced total cost of ownership.

2002 also saw the trend continue away from the "best-of-breed" approach: Best-of-breed meant deploying supposedly superior specialist products from multiple manufacturers. Companies increasingly recognized that the best-of-breed strategy stood in the way of a rapid return on IT investments. Followers of best-of-breed bring major integration requirements upon themselves, often resulting in unpredictable costs and risks. They also face the problem that their IT infrastructure grows increasingly complex, causing disproportionate system maintenance and administration expenses. As a result, in 2002 more customers sought rapidly deployable ready-integrated application technologies offering long-term cost benefits and easy integration with solutions from other vendors.

SAP

SAP increases market share

The trend away from the best-of-breed approach, the Company's comprehensive suite of solutions, and its open technology put SAP in a strong position by the end of 2002. According to the Goldman Sachs IT Spending Survey, SAP is among the application technology manufacturers that gained most market share during the year.

- In 2002, SAP augmented its share of combined license revenues achieved by the companies SAP regards as the major participants in its core enterprise software market, namely SAP, Oracle Corp., PeopleSoft, Inc., i2 Technologies, Inc., Siebel Systems, Inc., and J.D. Edwards & Company. A comparison of published figures shows that SAP's five competitors suffered declines in enterprise software license revenue in the range of 1% to 67%, with an average decrease of more than 30% compared to the previous year. SAP experienced a markedly smaller 11% reduction in such revenue – converted to U.S. dollars for comparative purposes, SAP's enterprise software license revenue actually increased slightly, by 0.4%. SAP's share of the enterprise software license revenue recorded by the said major vendors grew more that 9 percentage points to 51%. The Company therefore believes it has regained the leading position it enjoyed in the market prior to the disruption of the software industry resulting from the Internet and startup hype of the late 1990s.
- SAP also improved its market position from a regional viewpoint. Based on its own analysis of the key competitors' published license revenue figures, SAP believes it gained category share in the United States again and that it now is the U.S. business software category leader.
- Throughout 2002, SAP was awarded many important projects and continued to improve its market position. These included contracts with: Burger King, Caterpillar, Ford, NASA, and Unilever in the Americas; Adidas-Salomon, Barclays Bank, Benetton, Cap Gemini Ernst & Young, DaimlerChrysler, Infineon, L'Oréal, Porsche, UBS, and Winterthur in Europe; Kyushu Electric, Matshushita Electric, Oil & Gas Corp., Sharp, and Sinopec in Asia. The Company entered into long-term joint development agreements with some of these customers.

- Based on its own analyses, SAP believes it has improved the market position of each of the solutions in its product portfolio and is among the category leaders for all solutions. Only in the customer relationship management (CRM) segment is the Company still in second place in terms of license revenue, according to SAP's calculations. However, data collected about customers' planned utilization of SAP software licenses indicates that in the final quarter of 2002 SAP's software license revenues attributable to mySAP CRM were 1.7 times greater than the software revenue of Siebel Systems, Inc., the established segment leader.
- SAP does not just lead on solutions for large global corporations. In Germany in particular, SAP products are the first choice of larger companies within the small and midsize business (SMB) segment. From a survey of more than 100 German businesses, consulting firm Cap Gemini Ernst & Young concluded that approximately 41% of the larger German SMBs use SAP solutions.

Strategic position is stronger

In 2002, SAP pursued two strategic goals: sustained expansion of its market position, and improvement of its operating margin. In addition to its efforts in the SMB market, the Company also adopted further sales and development measures in pursuit of the first goal:

- SAP's worldwide sales force was united under the Global Field Operations umbrella. The mission of this new organization is to create consistent sales processes across geographies, aligning those processes more strongly around the needs of customers, whether they operate globally or locally, while improving the efficiency of SAP's field operations.
- In September 2002 SAP America, the Company's largest subsidiary, announced the appointment of its new president and CEO, William R. McDermott, who brings to SAP a wealth of management experience in the North America software industry.
- The reintegration of the SAP Markets and SAP Portals subgroups into SAP AG and various country subsidiaries strengthened SAP's product offering and market presence. One focus of the new collaborative solutions business area born out of this integration in April 2002 is the development of an infrastructure solution, SAP Exchange Infrastructure, to integrate heterogeneous IT systems. Another focus is what SAP terms "cross applications" (SAP xApps), which are designed to use data and services from existing solutions to support user-centric business processes end-to-end across functions. This provides the Company's customers a means to systematically enhance the business value of their heterogeneous legacy IT landscape. SAP partners Accenture, Cap Gemini Ernst & Young, Deloitte Consulting, and BearingPoint are already using SAP xApps in projects for their customers.
- In 2002, the Company established a central global initiatives unit tasked with vigorously driving its different strategic initiatives, such as enterprise resource planning (ERP), CRM, and supply chain management (SCM).
- By 2002, SMBs constituted a substantial proportion of SAP's customers worldwide. Currently, the majority of SMBs opt for stand-alone solutions that they only deploy in a few business areas. There is a significant amount of catching-up to do so that they can run all their interdepartmental and intercompany business processes with Internet-based applications. To tap into this promising segment more effectively with an all-inclusive offering tailored to SMB requirements and budgets, SAP set up a new small and midsize businesses unit in 2002. It develops, markets, and implements software solutions that are designed especially for the needs of SMBs. To sell its new SMB solutions, SAP is primarily relying on indirect sales through channel partners. For instance, SAP is collaborating with the large IT company Hewlett-Packard (HP). In the future, SAP and HP will market SAP Business One in over 30 countries in Europe, the Middle East, and Africa (EMEA) using HP's sales partner network. HP will also select and train suitable retailers.
- SAP shipped new versions of many of its solutions in 2002, continuing to align its offering to customer requirements. SAP also announced several new solutions. One example was SAP Collaborative Master Data Management, which systematically harmonizes, manages, and distributes master data for use in end-to-end business processes within and between companies.
- The Company continued to improve the technological substructure for its solutions. It announced SAP NetWeaver, which uses open architecture with the aim of improving close interworking among customers' employees and their data and business processes across technologies.
- To give customers accelerated ROI and an extra competitive edge, SAP started work on organizing another new unit, the Global Custom Development Services organization. Customers can call on this organization for direct access to SAP developers, business partners, and other specialists for support with planning and implementing their own specific enhancements to SAP solutions.

The Company uses its own customer satisfaction surveys and other means to find out how successful the numerous measures are that it takes to orient its offering to the needs of its customers. Surveys conducted in 2002 showed that it improved on its already high level of customer satisfaction.

SAP reinforced the activities described above with various organizational measures.

- In April 2002, the Supervisory Board appointed Shai Agassi to SAP AG's Executive Board. He took on responsibility for the development of collaborative applications.
- Léo Apotheker, Director of Global Field Operations, was appointed to the SAP AG Executive Board on August 1, 2002. The globalization of SAP's sales activities, which was achieved in 2002, is thus reflected in the composition of the Executive Board.

To sustainably improve the profitability of its operations, SAP implemented a range of cost-saving and restructuring measures. By closely controlling headcount and reducing third-party services, SAP brought its total costs down in difficult market conditions. The Company also established leaner organizational structures during 2002, allowing more efficient deployment of all of its resources in the future.

Corporate governance improvements

In October 2001 SAP published its Principles of Corporate Governance – one of the first listed companies in Germany to do so – to secure shareholders', customers', employees', and other stakeholders' confidence in the Company's governance.

The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. SAP then examined its own Principles for potential improvements, and amended them in various respects. In a few matters, however, SAP decided to take a different course than that recommended in the German Code in view of the Company's specific circumstances and governance philosophy. In its declaration of compliance, filed in compliance with a statutory requirement in force since July 2002, SAP reported as follows:

- SAP's Principles do not set age limits for members of the Executive and Supervisory Boards. SAP considers that recommendation an inappropriate restriction of shareholders' rights to elect members of the SAP Supervisory Board. An age limit for Executive Board members would indiscriminately curtail the powers of the Supervisory Board to appoint the best candidates.
- The German Code recommends that directors' and officers' insurance for members of the Executive and Supervisory Boards provide for a deductible payable by members themselves, but SAP rejects this measure because it would not sustainably improve the motivation and sense of responsibility members bring to their work.
- SAP does not follow the Code's recommendation that Supervisory Board members' remuneration take into consideration their work on Supervisory Board committees. SAP does not believe that this would further improve the commitment of Supervisory Board members to their committee work.
- SAP has not adopted the recommendation that not more than two former members of the Executive Board serve on the Supervisory Board. On the one hand, this would restrict the right of shareholders to elect members of the Supervisory Board. On the other hand, several current and former Executive Board members hold, directly or indirectly, more than 10% of SAP AG's equity.
- The German Securities Trading Act (Wertpapierhandelsgesetz) and SAP's Principles of Corporate Governance require that members of the Executive and Supervisory Boards inform the Company of their share dealings only if their total value exceeds €25,000 in any 30-day period. The German Corporate Governance Code did not contain any such materiality criterion until November 2002.

The declaration, ratified by the Executive and Supervisory Boards, is posted on SAP's Web site. Furthermore, SAP began to implement the requirements of the Sarbanes-Oxley Act at an early stage. This Act, effective in the United States on July 30, 2002, applies to all companies listed on U.S. stock exchanges. Its purpose is to reestablish investors' shaken confidence in the financial reporting practices of listed corporations after a series of scandals in the financial world. It is far-reaching reform legislation implementing profound changes, especially to financial disclosure requirements and the responsibilities of directors, officers, and auditors. In response to the requirements of the Act SAP established a Disclosure Committee, whose main task is to monitor the quality of all information released to the financial markets. The Company also made preparations in 2002 to introduce a Code of Conduct for Employees and adopted a wide range of measures to improve its documentation of internal audit processes.

Improved revenue and margin in difficult conditions

Despite the difficult economic environment, SAP increased its revenue and improved its operating margin. The operating margin target of at least 21%, which SAP set at the beginning of 2002, was clearly exceeded even though the problematic economic conditions required SAP to reduce its original expectation of 15% revenue growth in the course of the year.

SAP's total revenue increased 1% to €7,413 million in fiscal year 2002. Excluding foreign exchange effects, revenue growth was 6%.

Total Revenues

in € millions | change since previous year



4,316
+43%
5,110
+18%
6,265
+23%
7,341
+17%
7,413
+1%
8,000
6,000
4,000
2,000
0
1998
1999
2000
2001
2002

Software revenue trends outshine competitors

SAP's software revenue was €2,291 million in 2002, 11% less than in the previous year. While it proved impossible for the Company to increase its license revenue in 2002, the decline was significantly less than that experienced by nearly all of the five companies it regards as its key competitors. They suffered declines in enterprise software license revenue in the range of 1% to 67%, with an average decrease of more than 30% compared to the previous year.

Based on orders received, 77% of SAP's 2002 software order entry value was attributable to the existing customer base (66% in 2001) and 23% was attributable to new customers (34% in 2001), indicating that the Company continued to win many new customers despite the sluggish economy.

SAP collects data from customers about their planned utilization of software licenses to determine the revenue share contributed by the Company's various software solutions, and the analysis shows that SAP continued to increase its share of the customer relationship management (CRM) market. Based on this customer-provided data on planned utilization, mySAP CRM contributed €473 million to SAP's software license revenue in 2002, an increase of 6% over the previous year. SAP was thus again able to improve its position relative to Siebel Systems, Inc., the established CRM segment leader.

mySAP Supply Chain Management (mySAP SCM) software license revenue declined 20% to €464 million. Nonetheless, SAP believes it further augmented its position in the SCM segment relative to its key competitors i2 Technologies, Inc. and Manugistics Group, Inc.

Software Revenue Breakdown by Solutions

in € millions | percent | change since previous year



mySAP Financials & mySAP Human Resources 927
41% | -1%
mySAP Business Intelligence/ mySAP Enterprise Portal/mySAP SRM/ Marketplaces 259
11% | -38%
mySAP SCM 464
20% | -20%
mySAP CRM 473
21% | +6%
mySAP PLM 168
7% | -14%

Maintenance and consulting succeed again

The Company achieved strong maintenance revenue growth in 2002, recording an increase of 14% to €2,423 million. This improvement resulted from the growth of software license revenue in the preceding years. As a result, product revenue, which is combined software license and maintenance revenue, increased slightly from €4,702 million in 2001 to €4,714 million in 2002.

Strong license sales of earlier years also contributed to increased consulting revenue, which grew 6% in 2002 to €2,204 million. Conversely, customers' reluctance to invest in employee training in difficult economic circumstances impacted SAP's training revenue, which declined 11% to €414 million. Overall, the Company's services revenue (combined consulting and training revenues) increased 3% to €2,618 million in 2002.

Revenue Breakdown by Types of Activity

in € millions | percent | change since previous year



Training 414
5% | -11%
Consulting 2,204
30% | +6%
Other 81
1% | -10%
Software 2,291
31% | -11%
Maintenance 2,423
33% | +14%

SAP strong in all regions

In 2002 as in previous years, SAP was especially successful in the EMEA region. Despite the problematic economy, the Company exceeded the strong revenues it recorded in previous years. 2002 EMEA revenue was €4,048 million, an increase of 7% (8% excluding currency effects) over 2001. Germany, the Company's domicile market, generated a 13% revenue increase to €1,654 million in 2002, even though the German economy was particularly weak compared to other European countries.

In the Americas, revenues declined 8% to €2,502 million. Excluding currency effects, however, revenue for the region grew 2%. In the United States, revenue declined 5% to €1,970 million. This corresponds to an increase of 1% excluding currency effects, and means SAP gained share in a priority region.

The Company's revenue in the Asia-Pacific (APA) region increased 4% (11% excluding currency effects) to €863 million in 2002. Revenue attributable to Japan accounted for more than half of the APA revenue and – very encouragingly – increased 19% excluding foreign exchange effects.

Revenue Breakdown by Sales Destination

in € millions | percent | change since previous year


Rest of Asia-Pacific 377
5% | -2%
USA 1,970
27% | -5%
Rest of Americas 532
7% | -17%
Japan 486
7% | +9%
Germany 1,654
22% | +13%
Rest of EMEA 2,394
32% | +3%

Revenue breakdown by sector

The breakdown of total revenue by sector shows that the Company achieved its steepest growth rates in the financial services and consumer industries. Revenue growth from the financial services sector was 15% despite the difficult economic environment. As in 2001, the service industries sector generated the greatest revenue, €1,766 million.

Revenue Breakdown by Sector

in € millions | percent | change since previous year


Financial Services 515
7% | +15%
Service Industries 1,766
24% | -5%
Consumer Industries 1,300
17% | +10%
Public Services 531
7% | +1%
Process Industries 1,537
21% | +1%
Discrete Industries 1,764
24% | -2%

Margin exceeds expectations

At the beginning of the year SAP's target was to improve gross operating margin (excluding expenses for stock-based compensation and TopTier acquisition-related charges) from 20% to at least 21%. Operating income (excluding expenses for stock-based compensation and TopTier acquisition-related charges) rose 15% to €1,686 million, resulting in a gross operating margin of 22.7% – clearly exceeding the target despite the difficult economic environment. This was achieved by the stringent cost containment measures that SAP started to introduce in 2001 and continued to pursue in 2002. Expenses were further reduced by currency effects and the required discontinuation of regular intangible asset amortization under U.S. GAAP changes. Overall, operating expenses (excluding expenses for stock-based compensation and TopTier acquisition-related charges) were reduced 2% in comparison with the previous year, to €5,727 million. Moreover, SAP fulfilled its own guidance by achieving the improved operating margin without resorting to significant headcount reductions. Instead, the successful outcome was accomplished by restrained hiring policy, reassignment of outsourced development work to internal resources, and tight control of travel expenses. The Company achieved further economies by simplifying its global infrastructure, renegotiating vendor contracts to improve efficiency, and generally streamlining processes. Including expenses for stock-based compensation and TopTier acquisition-related charges, operating income increased 24% to €1,626 million. On this basis, gross operating margin was 22% (18% in 2001).

Operating Income

(before stock-based compensation and TopTier acquisition-related charges)

in € millions | change since previous year

	1998	1999	2000	2001	2002
in € millions	917	937	1,243	1,471	1,686
change since previous year	+18%	+2%	+33%	+18%	+15%

Despite intensified research and development (R&D) activities, there was little change in expenses for R&D (excluding expenses for stock-based compensation and TopTier acquisition-related charges), which were €875 million (€866 in 2001). This was due chiefly to the strict containment of the amount of services procured from external companies and to the more efficient use of available resources. Sales and marketing costs (excluding expenses for stock-based compensation and TopTier acquisition-related charges) were reduced 9% to €1,622 million. Other sources of the cost reduction were the reintegration of SAP Markets and SAP Portals, and cuts in advertising and sponsoring expenditure.

The Company's general and administration area also achieved substantial savings. However, since the expenses for internal restructuring measures arise mainly in general and administration, that area's overall costs (excluding expenses for stock-based compensation and TopTier acquisition-related charges) increased approximately 3% to €386 million.

Operating Expenses Breakdown

(excluding share-based compensation and TopTier acquisition-related charges)

in € millions | percent | change since previous year


General and administration 386
7% | +3%
Cost of product 859
15% | +1%
Sales and marketing 1,622
28% | -9%
Cost of service 1,950
34% | ±0%
Research and development 875
15% | +1%
Other 35
1% | -39%

As in previous years, the biggest element in operating expenses was personnel expenses. Total personnel expenses in 2002 including all expenses for stock-based compensation were €2,965 million, only approximately 2% higher than in 2001. In 2002, operating expenses for stock-based compensation were 64% lower than in 2001 at approximately €36 million.

Minority investments reduce financial income

Minority investment impairment charges and SAP's share in the net loss of investments accounted for under the equity method resulted in a financial loss of €527 million. €390 million of that amount relates to the Company's 20% stake in Commerce One. The balance is mainly attributable to SAP's various venture capital investments. Most of the impairment charges were not tax-effective. They resulted from the continuing sluggishness of the economy and the weak stock markets – factors which, as in 2001, especially affected the value of "new economy" companies.

Interest income was not sufficient to offset these expenses. As a result, SAP recorded in total a finance loss of €555 million in 2002 (€233 million loss in 2001).

Pretax income rises

Income before income taxes rose 4% in 2002 to €1,108 million. The margin was therefore 15%. In 2002, income before income taxes excluding expenses for stock-based compensation and TopTier acquisition-related charges was €1,168 million, 5% less than the corresponding 2001 figure.

The effective tax rate rose from 44.6% in 2001 to 53.8% in 2002, mainly due to the nondeductible impairment charges associated with the Company's investment in Commerce One and other minority investments. Adjusted for unusual effects, the effective tax rate in 2002 was 36.7%. Compared to the previous year, this meant a reduction of 1.3 percentage points.

Net income in 2002 was €509 million, some €72 million less than in 2001. Basic earnings per share calculated in accordance with U.S. GAAP were €1.62 (€1.85 in 2001). Excluding extraordinary income, TopTier acquisition-related charges, and the write-down of the Commerce One and other minority investments, undiluted earnings per share increased 21% to €3.29 (€2.71 in 2001).

Equity ratio rises to 51%

SAP's total assets declined 9% to €5,610 million during the fiscal year. Aside from currency effects, this was due mainly to Commerce One and other minority investment impairment charges, which reduced financial assets 77% to €164 million. Investments in tangible and intangible fixed assets decreased to €309 million. The value of fixed assets, at €1,639 million, was 26% less than in the previous year. The equity-to-fixed-assets ratio increased from 141% to 175%.

Investments

in € millions | change since previous year

	1998	1999	2000	2001	2002
in € millions	388	355	286	800	309
change since previous year	+34%	-9%	-19%	+180%	-61%

Despite revenue gains, net accounts receivable were reduced 11% to €1,967 million by a further tightening of SAP's stringent receivables management processes. Those improvements were also instrumental in reducing days' sales outstanding, which measures the average time before accounts receivable are settled, from 94 to 87.

Operating cash flow increased 70% to €1,687 million, mainly as a result of the increase in operating income combined with the reduction of receivables. The increase in operating cash flow and sales of securities that had been held for investment purposes, which amounted to €93 million, led to a 43% increase in liquid assets to €1,238 million. Total short-term assets increased 4% to €3,481 million.

In 2002 SAP purchased approximately 3,000,000 of its own shares on the open market at an average price of €92.59 as part of its ongoing repurchase program. U.S. GAAP requires that they are separately shown as a reduction of shareholders' equity. Moreover, because of the decline on the stock exchanges, the fair value of marketable securities was lower than in 2001. Changes in exchange rates also negatively impacted shareholders' equity. These factors resulted in an 8% decrease in shareholders' equity to €2,872 million despite an increase in retained earnings. As a result, the equity ratio increased one percentage point to 51%. The return on equity declined one percentage point to 18%, mainly because of the finance loss.

Consolidated Balance Sheet Breakdown

in percent


Assets
Liabilities
Shareholders' equity
long-term
short-term
50
51
43
37
5
6
57
63
45
43
100
80
60
40
20
0
2001
2002
2001
2002

SAP AG financial statements

SAP is required to file financial statements for SAP AG, the parent company, as well as the consolidated statements for the SAP Group that are prepared in accordance with U.S. GAAP. SAP AG's annual financial statements for 2002, which were prepared in accordance with the German accounting principles set forth in the German Commercial Code (Handelsgesetzbuch) (HGB), show that total revenue grew 7% to €2,774 million. As in previous years, the main source of revenue was royalties from SAP AG's subsidiaries. Intercompany transactions relating to the reintegration of its subsidiaries SAP Markets and SAP Portals caused other operating income to increase 369% to €649 million. As a result, total operating income increased 35% to €889 million. In contrast to the previous year's finance income of €341 million, in 2002 SAP AG recorded a finance loss of €376 million, primarily because of the impairment charges associated with the Company's investment in Commerce One and other minority investments. Net income was €277 million, 74% less than in the previous year.

As part of the reintegration of the subsidiaries SAP Markets and SAP Portals SAP AG acquired certain intellectual property resulting in a €25 million increase in intangible assets to €589 million. By contrast, financial assets declined 30% to €1,629 million, mainly as a result of the impairment charges associated with minority investments. The total assets shown on SAP AG's HGB balance sheet for 2002 are €4,171 million (€4,069 million in 2001), of which 67% is fixed assets. Shareholders' equity rose 5% to €2,279 million. The equity ratio on the 2002 balance sheet is 55%.

Dividend increase recommended

As in previous years, SAP believes shareholders should benefit appropriately from the Company's success. In the view of the Executive Board, the dividend should reflect SAP's sustainable profitability and should not be affected by the nonrecurring and non-cash impact that minority investment impairment charges have had on income. The Executive Board will therefore recommend to the Supervisory Board and to the Annual General Meeting of Shareholders that, despite the decline in SAP Group and SAP AG net income, a dividend of €0.60 be paid per share, which would be 3% higher than the previous year's dividend. If the shareholders approve this recommendation the total amount distributed in dividends would be €186.9 million, assuming treasury stock remains at the 2002 year-end level. Aside from the distributed dividend, in 2002 the Company also returned €279 million to the shareholders through its share repurchase program.

Headcount stable

The focus of the systematic cost-cutting measures in fiscal year 2002 was the strict containment of recruitment, which had already taken effect by the second quarter. The number of employees (expressed in full-time equivalents) thus rose only slightly in 2002, namely by 1.3% to 28,797, in contrast to the rapid growth in previous years. However, apart from selective measures, SAP managed to avoid significant layoffs despite the difficult economic situation. Several competitors were less fortunate in this regard. SAP managed this mainly by systematic cost management, optimization of resource deployment, and drastic reduction of third-party services requirements through reassignment of tasks to internal resources.

Employees at Year End

change since previous year

	1998	1999	2000	2001	2002
	Heads	Full time equivalents			
Employees	19,308	21,488	24,177	28,410	28,797
Change	+50%	+11%	+13%	+18%	+1%

Currently SAP plans to adhere to a strict limit on hiring in 2003 if the economic conditions do not change. Nevertheless, the Company regards its employees as its most important success factor and expects to recruit new highly qualified employees in the future. At the same time, SAP continues to actively train its existing employees. As in previous years, SAP University's broad offering of classroom training and Internet-based courses as well as internal training departments played a key role in 2002. Through such measures, SAP ensures that its employees, over 90% of whom have a university degree, maintain and build on their high level of training.

RESEARCH AND DEVELOPMENT

Continuing commitment to innovative development

SAP's future success is primarily dependent on delivering innovative solutions tailored to customers' requirements. That is why the further development of its solution offering continued to be of great importance for SAP – even in a difficult year for the economy. Despite the cost-containment measures, the Company maintained its spending on research and development at the previous year's level. SAP spent 12% of its total revenue on research and development (excluding expenses for stock-based compensation and TopTier acquisition-related charges) – demonstrating its strong commitment to development. In terms of full-time equivalents, the number of employees working in development departments rose 6% to 7,967.

Research and Development Expenses

(excluding share-based compensation and TopTier acquisition-related charges)

in € millions | change since previous year

	1998	1999	2000	2001	2002
in € millions	572	705	857	866	875
change since previous year	+58%	+23%	+22%	+1%	+1%

Most development was carried out in Germany, where 69% of development employees reside. SAP also maintains development laboratories around the world, including the United States, Bulgaria, France, India, Israel, and Japan.

SAP's development efforts focused on a number of areas.

- SAP R/3 Enterprise, the newest version of the category-leading enterprise resource planning SAP R/3 solution, was completed and shipped to numerous customers. SAP R/3 Enterprise includes many innovative functions, runs on SAP Web Application Server, and can be extended step-by-step to include additional mySAP Business Suite solutions. This protects customers' existing IT investments and allows easy deployment of further SAP solutions.
- mySAP Business Suite, the Company's comprehensive solution offering formerly called mySAP.com, was enhanced. New versions of the following solutions were shipped during 2002:
  - mySAP Business Information Warehouse
  - mySAP Advanced Planner & Optimizer as a part of mySAP Supply Chain Management
  - mySAP Customer Relationship Management
  - mySAP Enterprise Portal
  - mySAP Knowledge Warehouse
  - mySAP Strategic Enterprise Management
  - mySAP Supplier Relationship Management

  The new version of mySAP Customer Relationship Management (mySAP CRM) launched in September 2002 delivers a fully portal-based CRM solution. The technology provides easy, fast, and transparent access to the role-based information and automated business processes needed to manage relationships with customers.
- SAP unveiled two new lines of SMB solutions at CeBIT 2002, SAP Business One and mySAP All-in-One.
  - SAP Business One solutions are based on the core product of software manufacturer TopManage, which SAP acquired in early 2002. It offers SMBs a standard software solution to cover all key business processes and can be quickly and easily tailored to the specific needs of a company. It supports decision-makers by providing a wealth of management and planning competencies, as well as more transparency for financial accounting, customer management, purchasing, and warehouse management.
  - mySAP All-in-One is SAP's solution for SMB companies with more complex IT processes: SAP worked with partners to develop approximately 80 total systems from the mySAP Business Suite – reduced to key core business processes – for specific retail, services, and manufacturing procedures.

- All SAP solutions are built on SAP NetWeaver, the Company's new technology platform. The technology of SAP NetWeaver enables the integration of heterogeneous IT systems and of business processes, information, and users throughout the company. Going forward, SAP NetWeaver will provide the technological substructure for all SAP solutions so that they can be integrated and extended with other technologies such as .NET from Microsoft or WebSphere from IBM. Using SAP NetWeaver, customers can flexibly manage their IT infrastructures, reduce complexity, and thus sustainably lower long-term operating costs. SAP NetWeaver also delivers the technological substructure for SAP Enterprise Services Architecture. This architecture aims to open the way to designing complete solutions for tomorrow's business processes using already available applications more effectively and protecting existing IT investments
- SAP xApps are a new breed of easily configurable software solutions that draw on a range of heterogeneous applications, use their data sets, and bundle the functions that users require. By leveraging already available systems and applications the deployment of new functions can be accelerated.

Independent sources outside of SAP commented favorably on these developments. For instance, analysts and customers remarked that the Company's seamlessly integrated CRM solutions meet today's increased demand for a rapid return especially well by offering end-to-end cover of all of the processes that businesses need. For example, U.S. business consulting firm Peppers and Rogers Group concluded that SAP's customers stand to quickly derive considerable financial benefit from an integrated CRM solution. Research by Peppers and Rogers Group predicts that the U.S. subsidiary of Brother Industries, Ltd. of Japan will derive an internal rate of return (ROI) of 129% from its investment in CRM. The study further predicts that British company Digital Wellbeing Ltd. will derive an ROI of 72% within two years, and that German company ratiopharm GmbH will achieve an ROI of 63% in three years. Canada Post, for which Peppers and Rogers predict a 26% rate of return, was honored with industry analyst Gartner Group's excellence award for its CRM implementation.

2003: EARLY NEWS

Setting the stage

Since the start of 2003, SAP has taken steps for continued success.

- SAP presented its technology platform – SAP NetWeaver – in mid January. It gives customers a platform that they can use as a basis for their SAP solutions, to perform special integration tasks, and to integrate multiple heterogeneous systems.
- In January mySAP.com was renamed mySAP Business Suite. This is a signal to customers that SAP recognizes that today they are looking for all-round solutions rather than isolated applications.
- Hasso Plattner and Henning Kagermann, the Company's Co-Chairmen, started to reassign some of their operational responsibilities to other members of the Executive Board in 2002 so that they can commit more of their energies to their strategic cross-portfolio duties. Continuing this process, Hasso Plattner passed on responsibility for the technology development to Shai Agassi at the beginning of February 2003. This transition of activities puts the entire development responsibility for the SAP NetWeaver offering in a single director's hands. It is a consolidation that will enable SAP to leverage important synergy effects.
- To maintain the growth momentum of the previous years and improve organizational positioning for the challenges ahead, the Company continued the process of restructuring its sales regions. The Europe, Middle East, and Africa (EMEA) sales region was split, forming EMEA CENTRAL and EMEA NEWS. EMEA CENTRAL is comprised of Germany, Belgium, Luxembourg, and the Netherlands; EMEA NEWS includes among others France, Austria, the Scandinavian countries, the United Kingdom, the countries of eastern and southern Europe, and Africa.

OUTLOOK FOR 2003

Global economy

Hesitant global recovery

In view of continuing geopolitical uncertainty, among other factors, at the beginning of fiscal year 2003 it is impossible to reliably predict how the global economy will develop. SAP assumes that conflicting signals will continue to characterize the economic picture. It is also assumed that global recovery primarily depends on progress in the United States, because demand continues to shrink inside the euro zone, and because Japan, the key market in Asia, is still struggling to overcome deflationary trends.

Like most observers of the markets, the researchers at the OECD predict that global recovery will come more slowly and more hesitantly than had earlier been expected, and that any general recovery will not start before the end of 2003. The OECD expects 2.8% global growth and 1.8% growth in the euro zone for 2003. According to a number of concurring forecasts, Germany can expect only a moderate recovery compared to 2002. For example, the Association of German Banks (BdB) predicts a slight improvement in economic growth for Germany from 0.3% to 1% in 2003.

IT industry

Cautious optimism for the software market

These global economic conditions make estimates of what lies ahead for the industry very uncertain. Observers of the market assume, however, that the IT industry will develop more positively than the economy in general. It seems markets are now emerging from the worst of 2001 and 2002 but observers cannot yet identify any substantial, sustainable growth trends.

- In their IT Spending Survey, industry analysts at Gartner Group and SoundView emphasized that, for now, companies' willingness to invest in IT will remain low. One half of the companies' IT decision-makers asked intend to spend more in 2003 than in 2002. However, one fourth plan to spend the same and one fourth plan to spend less. Overall, Gartner Group and SoundView predict IT investment will grow 4.5% in 2003 – although the 5.1% predicted growth for software investment is healthier than for other IT investment. Surveys by IDC's market analysts also show that companies' IT decision-makers are again looking to the future with more optimism and want to increase their IT investments in 2003 by an average of 5.7% compared to 2002. Investment bank Morgan Stanley is less optimistic. Based on another survey of IT decision-makers, it predicts growth of only 2% to 3%. Investment bank Goldman Sachs even anticipates a 2% market contraction in Europe.
- There is agreement that the catching up from the last two years that companies need to do in 2003 will not affect all areas in the same way. Instead, the demand for IT solutions is likely to grow selectively. For example, 70% of companies' IT decision-makers questioned for Gartner Group and SoundView's IT Spending Survey indicated that in 2003 they would actually rekindle IT projects that they had put on hold in the previous year. Nevertheless, most of these are smaller-scale projects.
- Moreover, companies set clear priorities when planning their IT budgets: 39% said software applications have the highest priority. Gartner Group and SoundView's survey showed that the major priorities include CRM, enterprise resource planning (ERP), and portals – three market segments in which SAP has established itself globally as a leading vendor. According to IDC, software revenues and additional consulting services will increase earlier than other IT revenues.
- The European Information Technology Observatory forecasts an increase in demand of 1.9% for the IT market in western Europe in 2003. While software is expected to see growth of 3% and services 4.6%, the hardware market is projected to have a smaller role, with growth of 2.5%.

In view of this prospect of a sluggish economic recovery, we can assume that the IT industry will continue to consolidate in 2003, in particular to the further detriment of small and midsize vendors. Gartner Group has already indicated that software vendors with annual revenues of U.S.$250 million to U.S.$300 million are likely to lose their competitive edge if they do not develop new technologies or gain them through acquisitions in the next 18 months.

SAP well positioned for 2003

Overall, all companies in the IT industry will face a challenging market environment in 2003. With over 30 years' experience, a customer base of over 19,300 companies, and strong strategic positioning, SAP believes it is well equipped for success in another year of economic uncertainty.

- SAP was largely able to distance itself from market turbulence in 2002. If market conditions do not significantly change in 2003, SAP will continue to aim for further growth as much as it did in 2002.
- SAP stands as a reliable business partner for all customers. With its extensive product and solution offering, the Company presents a broad spectrum of options for all customers' IT infrastructures. The latest customer satisfaction surveys undertaken by SAP show that the Company's offering meets customers' needs.
- Increasingly, customers value software solution vendors with financial stability and reliability. This gives SAP an edge over most competitors.
- Customers are increasingly looking for solutions that not only support their critical business processes and minimize risks but also deliver fast ROI and lead to a lasting reduction in IT total cost of ownership. SAP's sales teams accordingly focus on solutions designed for specific processes – predefined combinations of applications, services, and content for resolving urgent business problems.
- SAP's solution offering is available and relevant for companies of just about every size. SAP therefore is not restricted to a particular customer segment; it is always in a position to systematically tap into new sales potential.
- The small and midsize business initiative that SAP started in 2002 will be driven further ahead in 2003. SAP Business One and mySAP All-in-One specifically target this market segment. There are numerous companies around the world that until now have not implemented any software solutions that meet their needs, which makes them potential customers for SAP. SAP is increasing its efforts in this market this year.
- The combination of cross-industry solutions and vertical industry solutions enables SAP to constantly expand its offering to additional industries. Companies can profit from the experience SAP has gained in related industries with similar processes.
- To help further shape the market, SAP strives to continuously improve the solutions it offers by creating a balanced combination of its own developments, development partnerships, and the acquisition of technology and expertise.
- The current weakness of the economy is reawakening customer interest in traditional ERP products because these often save costs. This is stimulating a market segment in which SAP has a great deal more experience than most of its competitors and in which it is the uncontested leader.
- SAP applications are not restricted to any one operating system, database, or technology. They are open for all popular commercial standards and open-source offerings such as Linux, giving SAP customers wide freedom of IT infrastructure choice. At the same time, the market for SAP products is not limited to users of any special technology.

Targets for 2003

Despite unpredictable political and economic developments, SAP is counting on its market position and corporate strategy to further expand its share in the overall business software segment in fiscal year 2003. Total revenue should increase modestly. SAP expects that the buying behavior of customers will conform to its usual seasonal pattern, with revenue at its strongest in the fourth quarter.

SAP does not expect the ratio of product revenue to service revenue to change significantly compared to 2002. The Company does not plan to increase the share of total revenue earned from services through disproportionate growth in consulting. In view of the predicted continuing reticence of customers, SAP does not expect revenues from training to increase.

Systematic management of costs practiced in 2002 is planned to continue in 2003. Provided that cost-containment measures are effective and revenue expectations are met, SAP expects that its 2003 gross operating margin (excluding expenses for stock-based compensation and TopTier acquisition-related charges) will be one percentage point better than the 2002 margin. At the same time, if business exceeds expectations, SAP plans to focus more on company growth than on further margin increases above the target for 2003.

Furthermore, SAP expects pro-forma basic earnings per share (excluding expenses for stock-based compensation, acquisition-related charges, and impairment charges on financial assets) to be in the range of €3.45 to €3.60 for the full year. That would be an improvement of approximately 12% to 17% on the 2002 value of €3.08.

As in the previous year, headcount growth will be closely controlled and will progress in tandem with business. That means there will be no blanket hiring policy even if business is doing well. Instead, new employees will be taken on in specific strategic areas. SAP also wants to align investments in fixed assets with its business development.

The Company currently does not plan any major acquisitions, which is why it expects to realize the planned revenue growth primarily through internal growth.

In 2002, SAP announced that it would seek to continually improve profitability over the coming years and achieve gross operating margins (excluding expenses for stock-based compensation and acquisition-related charges) of 25% by no later than 2005. Since SAP was able to considerably increase margins in 2002 despite difficult conditions, it is still confident of achieving this target – even before 2005 if the industry and the overall economy recover sufficiently.

RISK FACTORS AND RISK MANAGEMENT

The stated revenue, income, and margin targets of SAP for fiscal year 2003 are based on assumptions concerning conditions in the future, over which the Company may have no or only partial influence. If these assumptions do not prove valid, actual results are likely to differ and SAP may not achieve some or all of its targets.

A number of risk-management tools are in place across the SAP Group to assist it to recognize and analyze critical developments early and respond appropriately. The tools include a detailed reporting process that is uniform throughout the Group, and further management and control systems to measure, monitor, and regulate enterprise processes. Additional elements of risk-management include the global internal audit function, the work of the Supervisory Board, and transparent communication with the public.

- Due to its strategic positioning as a global supplier with a large regular customer base, SAP is more resistant to fluctuations in demand than many of its competitors. However, the Company is not immune to sharp regional or global declines in economic activity. Such developments could negatively impact revenues and income in particular countries or throughout the Group. Takeovers and mergers within the IT industry resulting in a changed competitive environment could also have a negative impact on SAP's business.
- Geopolitical events may exert an uncontrollable influence on SAP's prospects. In particular, military conflict and further terrorist attacks would damage the recovery of the global economy and affect companies' investment decisions over an extended period. As a producer of capital goods, SAP would be directly impacted by such a reduction in demand.
- SAP makes every effort to deliver new products and versions free of defects. Nonetheless, the possibility of latent defects cannot be excluded, and these entail additional development work for SAP, as well as possible claims for damages and consequential loss. The complexity of software development projects may result in delays to the release of new products. This might result in damage to the Company's image, which could negatively affect SAP's prospects.
- SAP operates security guidelines and mechanisms to prevent hacker and virus attacks and other such risks arising from Internet use. However, in exceptional cases, such attacks could result in substantial damage to SAP's own IT systems and negatively impact the Company's results and prospects.
- Before SAP makes minority investments, acquires companies, or enters into strategic alliances and joint ventures, it performs due diligence on the associated risks. SAP has an extensive range of measures at its disposal to ensure the successful integration of human capital, technologies, business processes, and products. However, especially when startup-type companies are concerned, their prospects and the potential success of the investment in question can be assessed only to a limited extent.
- Among the competitive advantages that are factors in predicted revenue growth is the fact that SAP is one of the biggest companies in the industry. Significant mergers, acquisitions, or the entry into the business software market of large companies from other IT segments or other industries could alter the competitive environment and impact SAP's business development.

- SAP takes numerous measures to maintain its status as an attractive employer, and to further increase the motivation of its employees. Among such measures are attractive compensation packages, stock-based compensation, and training and education programs. In view of the current state of the employment markets, SAP expects to be able to meet its need for additional specialist and management employees. However, any staff shortage or increase in expenses incurred in meeting its personnel requirements could negatively impact the results and prospects of the Company.
- SAP maintains extensive insurance coverage against some of its liability risks. The nature and extent of this insurance is under continuous review and is changed if necessary. Despite these measures, the possibility that claims for damages might negatively impact SAP's revenue, operating income, or net income cannot be completely excluded.
- SAP uses active foreign exchange management to address the risks it is exposed to as a global operator. Derivative financial instruments are used to hedge license fees payable by SAP subsidiaries to SAP AG against negative currency effects. The use of derivative financial instruments for speculative purposes is prevented by internal regulations and control mechanisms, which were strengthened in 2002.
- SAP takes numerous precautions to prevent infringement of its intellectual property. To this end it actively defends its copyrights and rights of authorship, registers patents, trademarks, and other marks, enters into license and confidentiality agreements, and uses protection technology. However, there can be no guarantee that these measures will be completely effective in every eventuality. Moreover, in some countries the law offers less protection for SAP's intellectual property than in Germany or the United States.
- SAP's Principles of Corporate Governance, revised in 2002, are of fundamental importance for SAP's risk management. They regulate, among other things, the work of the Executive Board, the monitoring of the Executive Board's activities by the Supervisory Board, the cooperation between the Supervisory Board and the external auditor, the profile of the Company's public financial reporting, and the management of investor relations – giving consideration to national and international standards.

Despite these diverse risks, many of which are outside the Company's control, SAP remains confident that it will meet the revenue, operating margin, and income targets set for fiscal year 2003. That confidence is based on SAP's strong market position, its solutions portfolio aligned to customer needs, and its highly qualified and exceptionally committed employees.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31,

	Note	2002[1]	2002	2001	2000
(in thousands except for per share and exchange rate data)		US$	€	€	€
Software revenue		2,401,940	2,290,834	2,580,518	2,458,725
Maintenance revenue		2,540,291	2,422,786	2,121,250	1,670,364
Product revenue		**4,942,231**	**4,713,620**	**4,701,768**	**4,129,089**
Consulting revenue		2,311,094	2,204,191	2,082,855	1,645,198
Training revenue		433,979	413,904	466,224	400,566
Service revenue		**2,745,073**	**2,618,095**	**2,549,079**	**2,045,764**
Other revenue		**85,057**	**81,123**	**89,957**	**89,742**
Total revenue	(5)	7,772,361	7,412,838	7,340,804	6,264,595
Cost of product		- 902,101	- 860,373	- 887,429	- 721,556
Cost of service		- 2,050,641	- 1,955,785	- 1,965,000	- 1,750,487
Research and development		- 953,495	- 909,390	- 898,251	- 969,377
Sales and marketing	(6)	- 1,706,156	- 1,627,235	- 1,797,546	- 1,577,330
General and administration		- 418,633	- 399,269	- 385,990	- 417,570
Other operating expense, net	(7)	- 36,811	- 35,108	- 94,214	- 25,617
Total operating expenses	(8)	- 6,067,837	- 5,787,160	- 6,028,430	- 5,461,937
Operating income		1,704,524	1,625,678	1,312,374	802,658
Other non-operating income/expense, net	(9)	39,128	37,319	- 10,643	- 55,340
Financial income/expense, net	(10)	- 582,231	- 555,299	- 232,974	265,551
Income before income taxes and extraordinary gain		1,161,421	1,107,698	1,068,757	1,012,869
Income taxes	(11)	- 627,742	- 598,705	- 476,293	- 391,807
Minority interest		- 6,453	- 6,155	- 11,328	- 5,330
Income before extraordinary gain		527,226	502,838	581,136	615,732
Extraordinary gain, net of tax	(12)	6,056	5,776	0	0
Income		533,282	508,614	581,136	615,732
Earnings per share – basic	(13)	1.70	1.62	1.85	1.96
Earnings per share – diluted	(13)	1.70	1.62	1.85	1.95

[1] The 2002 figures have been translated solely for the convenience of the reader at an exchange rate of €1 to US$ 1.0485, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2002.

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
as of December 31,

Assets	Note	2002[2]	2002	2001
(in thousands except for exchange rate data)		US$	€	€
Intangible assets	(14)	462,142	440,765	499,352
Property, plant and equipment	(15)	1,084,376	1,034,217	997,052
Financial assets	(16)	171,515	163,581	707,083
Fixed assets		1,718,033	1,638,563	2,203,487
Inventories	(17)	11,249	10,729	4,593
Accounts receivable, net	(18)	2,062,512	1,967,107	2,210,913
Accounts due from related parties		0	0	723
Other assets	(19)	276,705	263,906	177,624
Accounts receivable and other assets		2,339,217	2,231,013	2,389,260
Marketable securities	(20)	1,415	1,349	98,143
Liquid assets	(21)	1,297,935	1,237,897	866,050
Non fixed assets		3,649,816	3,480,988	3,358,046
Deferred taxes		421,801	402,290	479,747
Prepaid expenses and deferred charges	(22)	92,175	87,911	154,324
Total assets		5,881,825	5,609,752	6,195,604
thereof total current assets[3]		3,683,675	3,513,281	3,540,349

Shareholders' Equity and Liabilities	Note	2002[2]	2002	2001
(in thousands except for exchange rate data)		US$	€	€
Subscribed capital[1]		330,239	314,963	314,826
Treasury stock		- 391,591	- 373,477	- 94,212
Additional paid-in capital		194,161	185,180	162,719
Retained earnings		3,010,355	2,871,106	2,547,419
Accumulated other comprehensive income/loss		- 131,777	- 125,681	178,761
Shareholders' equity	(23)	3,011,387	2,872,091	3,109,513
Minority interests		58,904	56,179	62,805
Pension liabilities and similar obligations	(25)	87,626	83,573	51,823
Other reserves and accrued liabilities	(26)	1,549,706	1,478,022	1,376,547
Reserves and accrued liabilities		1,637,332	1,561,595	1,428,370
Bonds		10,137	9,668	7,296
Other liabilities	(27)	785,077	748,762	1,210,214
Other liabilities		795,214	758,430	1,217,510
Deferred income	(28)	378,988	361,457	377,406
Total shareholders' equity and liabilities		5,881,825	5,609,752	6,195,604
thereof current liabilities		2,544,651	2,426,944	2,797,833

[1] Contingent capital €56,271 thousand (2001: €43,276 thousand)
[2] *The 2002 figures have been translated solely for the convenience of the reader at an exchange rate* of €1.00 to US$1.0485 the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2002.
[3] See note 21.
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

for the years ended

December 31, 1999
Effect of 3-for-1 stock split
Net income
Other comprehensive income/loss, net of tax
Unrealized losses on marketable securities
Currency translation adjustment
Additional minimum pension liability
Unrealized gains on cash flow hedges
Other comprehensive loss
Comprehensive income
Convertible bonds exercised
Dividends
Effect of put option
Other
December 31, 2000
Net income
Other comprehensive income/loss, net of tax
Unrealized losses on marketable securities
Currency translation adjustment
Additional minimum pension liability
Unrealized losses on cash flow hedges
Other comprehensive loss
Comprehensive income
Convertible bonds exercised
Dividends
Share repurchase
Effect of put option
Other
December 31, 2001
Net income
Other comprehensive income/loss, net of tax
Unrealized losses on marketable securities
Currency translation adjustment
Additional minimum pension liability
Unrealized gains on cash flow hedges
Other comprehensive loss
Comprehensive income
Convertible bonds and stock options exercised
Dividends
Share repurchase
Effect of put option
Other
December 31, 2002

See Notes to Consolidated Financial Statements.

Number of shares issued and outstanding	Comprehensive income	Accumulated other comprehensive income/loss	Retained earnings	Additional paid-in capital	Treasury stock	Subscribed capital	Total
(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
104,756		343,957	1,698,229	249,364	0	267,805	2,559,355
209,512				- 46,463		46,463	
	615,732		615,732				615,732
	- 233,868						
	45,207						
	- 3,780						
	39,059						
	- 153,382	- 153,382					- 153,382
	462,350						
447				7,160		447	7,607
			- 165,780				- 165,780
			- 170,232	- 209,699			- 379,931
			- 1,361	34,841			33,480
314,715		190,575	1,976,588	35,203	0	314,715	2,517,081
	581,136		581,136				581,136
	- 24,241						
	41,098						
	- 3,142						
	- 25,529						
	- 11,814	- 11,814					- 11,814
	569,322						
111				1,781		111	1,892
			- 180,414				- 180,414
					- 94,212		- 94,212
			170,232	152,177			322,409
			- 123	- 26,442			- 26,565
314,826		178,761	2,547,419	162,719	- 94,212	314,826	3,109,513
	508,614		508,614				508,614
	- 3,946						
	- 289,750						
	- 11,458						
	712						
	- 304,442	- 304,442					- 304,442
	204,172						
137				29,709		137	29,846
			- 182,319				- 182,319
					- 279,265		- 279,265
				4,342			4,342
			- 2,608	- 11,590			- 14,198
314,963		- 125,681	2,871,106	185,180	- 373,477	314,963	2,872,091

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31,

	Note	2002[1]	2002	2001[2]	2000[2]
(in thousands except exchange rate data)		US$	€	€	€
Net income		533,282	508,614	581,136	615,732
Minority interest		6,453	6,155	11,328	5,330
Extraordinary gain		- 6,056	- 5,776	0	0
Income from operations		533,679	508,993	592,464	621,062
Adjustments to reconcile income from operations to net cash provided by operating activities:					
Dilution gain from initial public offering of a subsidiary		0	0	0	- 44,234
Depreciation and amortization		231,943	221,214	279,792	223,308
Losses from equity investments, net		413,727	394,589	165,499	96,943
In-process research and development		0	0	5,596	0
Gains on disposal of property, plant and equipment and marketable equity securities, net		- 4,092	- 3,903	- 22,678	- 348,692
Write-downs of financial assets, net		132,538	126,407	71,332	19,137
Impacts of hedging		61,766	58,909	82,279	29,436
Change in accounts receivables and other assets		150,048	143,107	- 18,892	- 202,275
Changes in deferred stock compensation		25,111	23,949	- 11,641	0
Change in reserves and liabilities		68,515	65,346	15,377	553,776
Change in deferred taxes		108,793	103,761	- 144,642	- 132,001
Change in other non-fixed assets		63,201	60,278	- 37,590	- 65,744
Change in deferred income		- 16,723	- 15,949	11,950	- 10,743
Net cash provided by operating activities	(29)	1,768,506	1,686,701	988,846	739,973
Purchase of intangible assets and property, plant and equipment		- 323,721	- 308,747	- 377,844	- 285,435
Purchase of financial assets		- 46,027	- 43,898	- 76,716	- 216,975
Change in the scope of consolidation		1,690	1,612	- 4,591	- 4,129
Proceeds from disposal of fixed assets		39,633	37,800	65,572	370,367
Investment in Commerce One		- 2,013	- 1,920	- 304,037	- 270,442
Purchase of TopTier, net of cash acquired		0	0	- 378,993	0
Change in liquid assets (maturities greater than 90 days) and marketable securities		96,151	91,703	10,678	- 119,103
Net cash used in investing activities		- 234,287	- 223,450	- 1,065,931	- 525,717
Dividends paid		- 191,161	- 182,319	- 180,414	- 165,780
Purchase of treasury stock		- 292,809	- 279,265	- 94,212	0
Change in bonds, net		7,182	6,850	4,776	10,756
Other changes to additional paid-in-capital		- 11,003	- 10,494	- 4,682	8,537
Proceeds from line of credit and long-term debt		1,647	1,571	338,663	100,000
Principal payments made on line of credit and long-term debt		- 449,697	- 428,896	- 2,052	- 29,519
Effect of 2000 STAR hedge, net		0	0	- 119,931	29,569
Effect of 2001 STAR hedge		0	0	- 68,440	0
Effect of 2002 STAR hedge		- 45,433	- 43,331	0	0
Proceeds from initial public offering of a subsidiary		0	0	0	87,324
Net cash provided by/used in financing activities		- 981,274	- 935,884	- 126,292	40,887
Effect of foreign exchange rates on cash		- 168,400	- 160,610	- 4,117	- 2,159
Net increase/decrease in cash and cash equivalents		384,545	366,757	- 207,494	252,984
Cash and cash equivalents at the beginning of the year		791,566	754,951	962,445	709,461
Cash and cash equivalents at the end of the year	(21)	1,176,111	1,121,708	754,951	962,445

[1] The 2002 figures have been translated solely for the convenience of the reader at an exchange rate of €1.00 to US$1.0485, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2002.

[2] See note 21.

See Notes to Consolidated Financial Statements.

A. BASIS OF PRESENTATION

(1) General

The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG"), together with its subsidiaries (collectively, "SAP", the "Group", or the "Company"), have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2002 presentation.

SAP is exempt as outlined in the German Commercial Code (Handelsgesetzbuch) ("HGB"), section 292a from preparing consolidated financial statements in accordance with German GAAP since its consolidated financial statements are prepared in accordance with U.S. GAAP. The required description of the significant differences between U.S. GAAP and German GAAP is set forth in note 37.

Amounts included in the consolidated financial statements are reported in euro ("€") unless otherwise stated. All euro financial data that is presented in U.S. dollars ("US$") has been converted, for the convenience of the reader, at the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2002, which was €1.00 per $1.0485. Financial data that has been presented in U.S. dollars is unaudited and presented solely for the convenience of the reader.

SAP operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company's control. The Company derives a substantial portion of its revenue from software licenses and services sold to customers in Germany, the United States, and Japan (see note 34). SAP's future revenue and results of operations may be significantly adversely affected by a prolonged economic slow-down in these countries. Further, a significant portion of the Company's business is conducted in currencies other than the euro. SAP continually monitors its exposure to foreign currency exchange risk and has a Company-wide foreign currency exchange risk policy and may hedge such risks with certain financial instruments. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, Japanese yen, British pound, Swiss franc, Canadian dollar, Brazilian real, and Australian dollar could significantly impact the Company's reported results of operations.

(2) Scope of Consolidation

The consolidated financial statements include SAP AG and all of its material majority-owned subsidiaries. All significant intercompany transactions and balances relating to these majority-owned entities have been eliminated.

The following table summarizes the change in the number of companies included in the consolidated financial statements:

Number of companies consolidated in the financial statements

	German	Foreign	Total
December 31, 2001	20	71	91
Additions	2	4	6
Disposals	4	2	6
December 31, 2002	18	73	91

The impact of changes in the scope of companies included in the consolidated financial statements during 2002 has an immaterial effect on the comparability of the consolidated financial statements presented. All disposals are due to mergers within the Group.

Five companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies ("associated companies"), are accounted for using the equity method.

In August 2001, SAP retroactively applied the equity method as a result of surpassing the 20% ownership threshold in Commerce One, Inc. ("Commerce One") and obtaining the ability to exercise significant influence. U.S. GAAP requires retroactive restatement when an investment in common stock previously accounted for under the cost method of accounting qualifies for use of the equity method. Prior to August 2001, the investment in Commerce One was accounted for in accordance with Statement of Financial Accounting Standard ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). This retroactive restatement resulted in a €18,593 thousand reduction of 2000 net income (€0.06 reduction in basic earnings per share). Financial assets and certain amounts within the consolidated statements of changes in shareholders' equity previously reported in 2000 were also impacted.

Advertising Costs
Advertising costs are generally expensed as incurred.

Sales of Newly Issued Subsidiary Shares
Gains resulting from the issuance of stock by a Group subsidiary, which reduces SAP's percentage ownership ("dilution gains") are recorded in the consolidated statements of income.

Earnings per Share
Basic earnings per share are computed by dividing consolidated net income by the weighted average number of ordinary shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all "in the money" securities and other contracts to issue ordinary shares were exercised or converted.

Intangible Assets and Property, Plant, and Equipment
Purchased intangible assets, other than goodwill, are recorded at cost and amortized on a straight-line basis over their estimated useful life, generally three to five years. All of SAP's intangible assets, other than goodwill, have definite useful lives and are therefore subject to amortization.

With the adoption of SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill arising from business combinations consummated prior to July 1, 2001 is no longer amortized (see New Accounting Pronouncements). Goodwill is now subject to an assessment for impairment at least annually or when significant events occur or there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value. In 2001, goodwill arising from business combinations consummated prior to July 1, 2001 was amortized through December 31, 2001, using the straight-line method over its estimated useful life, which did not exceed five years. Goodwill resulting from business combinations after June 30, 2001, was accounted for in accordance with SFAS 142.

Property, plant, and equipment is valued at cost less accumulated depreciation, where appropriate, based on its expected useful life. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets' estimated useful lives.

	Useful lives of property, plant and equipment
Buildings	25 to 50 years
Leasehold improvements	Based upon the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	5 years

Generally, property, plant, and equipment are depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance method.

SAP evaluates its long-lived assets (which consists of property, plant, equipment and intangible assets, excluding goodwill) in accordance with the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") (see New Accounting Pronouncements). This statement requires that these long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing their carrying amount to the expected future undiscounted net cash flows they are expected to generate. If an asset or group of assets is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less anticipated disposal costs. In the years presented, the Company recognized no impairment charges on long-lived assets.

A. BASIS OF PRESENTATION

(1) General

The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG"), together with its subsidiaries (collectively, "SAP", the "Group", or the "Company"), have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2002 presentation.

SAP is exempt as outlined in the German Commercial Code (Handelsgesetzbuch) ("HGB"), section 292a from preparing consolidated financial statements in accordance with German GAAP since its consolidated financial statements are prepared in accordance with U.S. GAAP. The required description of the significant differences between U.S. GAAP and German GAAP is set forth in note 37.

Amounts included in the consolidated financial statements are reported in euro ("€") unless otherwise stated. All euro financial data that is presented in U.S. dollars ("US$") has been converted, for the convenience of the reader, at the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2002, which was €1.00 per $1.0485. Financial data that has been presented in U.S. dollars is unaudited and presented solely for the convenience of the reader.

SAP operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company's control. The Company derives a substantial portion of its revenue from software licenses and services sold to customers in Germany, the United States, and Japan (see note 34). SAP's future revenue and results of operations may be significantly adversely affected by a prolonged economic slow-down in these countries. Further, a significant portion of the Company's business is conducted in currencies other than the euro. SAP continually monitors its exposure to foreign currency exchange risk and has a Company-wide foreign currency exchange risk policy and may hedge such risks with certain financial instruments. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, Japanese yen, British pound, Swiss franc, Canadian dollar, Brazilian real, and Australian dollar could significantly impact the Company's reported results of operations.

(2) Scope of Consolidation

The consolidated financial statements include SAP AG and all of its material majority-owned subsidiaries. All significant intercompany transactions and balances relating to these majority-owned entities have been eliminated.

The following table summarizes the change in the number of companies included in the consolidated financial statements:

Number of companies consolidated in the financial statements

	German	Foreign	Total
December 31, 2001	20	71	91
Additions	2	4	6
Disposals	4	2	6
December 31, 2002	18	73	91

The impact of changes in the scope of companies included in the consolidated financial statements during 2002 has an immaterial effect on the comparability of the consolidated financial statements presented. All disposals are due to mergers within the Group.

Five companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies ("associated companies"), are accounted for using the equity method.

In August 2001, SAP retroactively applied the equity method as a result of surpassing the 20% ownership threshold in Commerce One, Inc. ("Commerce One") and obtaining the ability to exercise significant influence. U.S. GAAP requires retroactive restatement when an investment in common stock previously accounted for under the cost method of accounting qualifies for use of the equity method. Prior to August 2001, the investment in Commerce One was accounted for in accordance with Statement of Financial Accounting Standard ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). This retroactive restatement resulted in a €18,593 thousand reduction of 2000 net income (€0.06 reduction in basic earnings per share). Financial assets and certain amounts within the consolidated statements of changes in shareholders' equity previously reported in 2000 were also impacted.

All affiliated companies and associated companies are listed in notes 39 with ownership percentages, revenues, net income, equity, and numbers of employees.

Separate financial statements were not prepared for the following subsidiaries as allowed under the exemptions codified in HGB, section 264b:

- SAP Hosting AG & Co. KG, St. Leon-Rot
- SAP Retail Solutions GmbH & Co. KG, St. Ingbert
- SAP Deutschland AG & Co. KG, Walldorf

(3) Summary of Significant Accounting Policies

Business Combinations

The Company accounts for its business combinations using the purchase method. As of the date of acquisition, the purchase price is allocated to the fair market value of the net assets acquired. The fair value of any identifiable in-process research and development ("in-process R&D"), which represents functions that have not reached technological feasibility, and research and development having no alternative future uses, is expensed immediately. Any excess purchase price over the fair value of the net assets acquired is capitalized as goodwill.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. In making estimates, the Company may use historical and forecast information. Changes in regional and industry economic conditions in which the Company and/or its customers participate may negatively impact the estimates made by management, in particular assessing the valuation and recoverability of investments and other assets. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions

The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated using period-end exchange rates while the statements of income are translated using average exchange rates during the respective periods. The resulting foreign currency translation adjustments are included in other comprehensive income in the consolidated statements of changes in shareholders' equity.

Assets and liabilities that are denominated in foreign currencies other than the functional currency are translated at the period-end closing rate with resulting gains and losses reflected in income.

The exchange rates of key currencies affecting the Group are as follows:

Exchange Rates

		Closing rate at December 31,		Annual average exchange rate		
		2002	2001	2002	2001	2000
		to €1.00	to €1.00	to €1.00	to €1.00	to €1.00
U.S. dollar	US$	1.0494	0.8823	0.9499	0.8929	0.9162
Japanese yen	JPY	124.49	115.69	118.83	108.85	99.071
British pound	GBP	0.6509	0.6091	0.6305	0.6207	0.6087
Canadian dollar	CAD	1.6536	1.4101	1.4906	1.3871	1.3716
Australian dollar	AUD	1.8600	1.7310	1.7425	1.7297	1.5932

Revenue Recognition

Substantially all of the Company's revenues are derived from the license of the Company's software products and the sale of related maintenance, consulting, and training services. The Company's standard license agreement provides a perpetual license to use the Company's products based on the number of licensed users. The Company may license its software in multiple element arrangements if the customer purchases any combination of maintenance, consulting, or training services in conjunction with the license.

The Company recognizes revenue pursuant to the requirements of AICPA Statement of Position ("SOP") 97-2 "Software Revenue Recognition" ("SOP 97-2"), as amended by SOP 98-9 "Software Revenue Recognition, With Respect to Certain Transactions". Revenue is recognized using the residual method when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met.

Under SOP 97-2, provided that the arrangement does not require significant production, modification, or customization of the software, revenue is recognized when the following four criteria have been met:

1. Persuasive evidence of an arrangement exists
2. Delivery has occurred
3. The fee is fixed or determinable, and
4. Collectibility is probable.

If at the outset of an arrangement the Company determines that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If at the outset of an arrangement the Company determines that collectibility is not probable, revenue is deferred until payment is received. If an arrangement allows for customer acceptance of the software or services, the Company defers revenue recognition until the earlier of customer acceptance or when the acceptance right lapses.

The Company recognizes revenue from resellers when the software is licensed to the end-user based upon the terms and conditions provided by the reseller.

Maintenance revenues are recognized ratably over the term of the maintenance contract.

In situations when the services are deemed not to be essential to the functionality of the software, consulting and training revenues are accounted for separately from the license revenues. Consulting and training revenues are recognized as the services are performed, generally on a time and materials basis. Consulting revenues attributed to fixed price arrangements are recognized using the percentage of completion method based on direct labor costs incurred to date as a percentage of total estimated costs to complete the project. Consulting services primarily comprise implementation support related to the installation and configuration of the Company's products and do not typically require significant production, modification, or customization of the software. Arrangements that require significant production, modification, or customization of the software, where services are not available from third party vendors, are recognized, depending on the fee structure, on a time and materials basis or using the percentage of completion method. When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily rate applicable to the consulting organization delivering the services.

The assumptions, risks, and uncertainties inherent with the application of the percentage of completion method affect the amounts of revenue and related expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances.

The Company accounts for out-of-pocket expenses rebilled to customers as maintenance, consulting, and training revenues.

Research and Development

Research and development costs are generally expensed as incurred. SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires the capitalization of research and development costs incurred upon achieving technological feasibility until such product is available for sale. Historically, such costs have not been material and consequently have not been capitalized.

The Company has entered into several joint development agreements with certain customers in order to leverage their industry expertise in an effort to provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights of the future solution. The Company recognizes software revenue in conjunction with these arrangements based upon the percentage of completion method.

Advertising Costs
Advertising costs are generally expensed as incurred.

Sales of Newly Issued Subsidiary Shares
Gains resulting from the issuance of stock by a Group subsidiary, which reduces SAP's percentage ownership ("dilution gains") are recorded in the consolidated statements of income.

Earnings per Share
Basic earnings per share are computed by dividing consolidated net income by the weighted average number of ordinary shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all "in the money" securities and other contracts to issue ordinary shares were exercised or converted.

Intangible Assets and Property, Plant, and Equipment
Purchased intangible assets, other than goodwill, are recorded at cost and amortized on a straight-line basis over their estimated useful life, generally three to five years. All of SAP's intangible assets, other than goodwill, have definite useful lives and are therefore subject to amortization.

With the adoption of SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill arising from business combinations consummated prior to July 1, 2001 is no longer amortized (see New Accounting Pronouncements). Goodwill is now subject to an assessment for impairment at least annually or when significant events occur or there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value. In 2001, goodwill arising from business combinations consummated prior to July 1, 2001 was amortized through December 31, 2001, using the straight-line method over its estimated useful life, which did not exceed five years. Goodwill resulting from business combinations after June 30, 2001, was accounted for in accordance with SFAS 142.

Property, plant, and equipment is valued at cost less accumulated depreciation, where appropriate, based on its expected useful life. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets' estimated useful lives.

	Useful lives of property, plant and equipment
Buildings	25 to 50 years
Leasehold improvements	Based upon the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	5 years

Generally, property, plant, and equipment are depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance method.

SAP evaluates its long-lived assets (which consists of property, plant, equipment and intangible assets, excluding goodwill) in accordance with the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") (see New Accounting Pronouncements). This statement requires that these long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing their carrying amount to the expected future undiscounted net cash flows they are expected to generate. If an asset or group of assets is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less anticipated disposal costs. In the years presented, the Company recognized no impairment charges on long-lived assets.

Financial Assets

In accordance with SFAS 115, marketable debt and equity securities, other than investments accounted for by the equity method, are categorized as either trading, available for sale, or held to maturity, depending on management's intent with respect to holding such investments. The Company's marketable securities within financial assets are considered to be available for sale and, therefore, are valued at fair market value at the balance sheet date. Unrealized gains and losses are excluded from earnings and reported net of tax as a component of other comprehensive income within shareholders' equity. Investments in privately held companies for which the Company does not have the ability to exercise significant influence are accounted for under the cost method of accounting. An impairment charge is recorded in financial income as expense, if a decline in realizable value below carrying value is deemed to be other than temporary. Gains or losses realized on sales of securities are based on the average-cost method.

Investments in associated companies are accounted for under the equity method. Such investments are initially recorded at cost, are adjusted for the Company's share of the investees' net income or loss, and reduced for amortization of any step up in the value of acquired assets over the investees' book value. With the adoption of SFAS 142, goodwill related to associated companies is no longer subject to amortization. An impairment loss on SAP's total investment in an associated company is recognized when the carrying value exceeds the realizable value on an other-than-temporary basis.

Non-interest-bearing or below market rate loans to employees and to third parties are discounted to their present value.

Non Fixed Assets

Inventories are shown at the lower of purchase/production cost or market value. Production costs consist of direct salaries, materials, and production overhead. No write-downs of inventory were necessary for the periods presented.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Included in accounts receivable are unbilled receivables related to fixed fee consulting arrangements. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance for doubtful accounts after giving consideration to specific customer past due amounts based on due dates and regional economic risks. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Non-interest-bearing receivables with a term exceeding one year are discounted to their present value using local interest rates.

Other assets are shown at their historical cost, which approximates fair value.

Marketable securities within non-fixed assets are considered as trading. Accordingly, these securities are valued at fair market value at the balance sheet date with realized and unrealized gains/losses included in earnings. Recognized gains or losses are based on the average-cost method.

Liquid assets are comprised of cash and cash equivalents, time deposits with original maturities exceeding 90 days, and restricted cash. Cash and cash equivalents for purposes of the consolidated statements of cash flows consist of cash at banks and highly liquid investments with original maturities of 90 days or less.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Prepaid Expenses and Deferred Charges

Prepaid expenses and deferred charges are primarily composed of prepayments of software royalties, operating leases, and maintenance contracts which will be charged to expense in the future periods as such costs are incurred.

Pension Benefit Liabilities

The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method. The assumptions used to calculate pension liabilities and costs are shown in note 25. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in the Group's consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the Group's net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of that plan's assets. In that case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan.

In addition, the Company records a liability for amounts payable under the provisions of its various defined contribution plans.

Accounting for Stock-Based Compensation

The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the grant date.

SFAS 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123. As required by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123" ("SFAS 148"), the following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

Net income

	2002	2001	2000
	€(000)	€(000)	€(000)
As reported	**508,614**	**581,136**	**615,732**
Add: Expense for stock-based compensation, net of tax according to APB 25	5,600	40,357	286,604
Deduct: Expense for stock-based compensation, net of tax according to FAS 123	138,203	131,272	360,428
Pro forma	**376,011**	**490,221**	**541,908**

Earnings per share

	2002	2001	2000
	€	€	€
Basic – as reported	1.62	1.85	1.96
Diluted – as reported	1.62	1.85	1.95
Basic – pro forma	1.20	1.56	1.72
Diluted – pro forma	1.20	1.56	1.72

Derivative Financial Instruments

The Company primarily uses forward exchange derivative financial instruments to reduce the foreign currency exchange risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. As discussed in note 33, the Company uses call options to hedge its anticipated cash flow exposure attributable to changes in the market value of stock appreciation rights under various plans.

The Company accounts for derivative financial instruments based on the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137 and 138. SFAS 133 requires that all derivative financial instruments be recorded on the balance sheet at their fair value, regardless of purpose or intent for holding them. The effective portion of the realized and unrealized gain or loss on derivatives designated as cash flow hedges is reported net of tax, as a component of other comprehensive income. The portion of gains or losses on derivatives is reclassified from other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of gains or losses on derivatives designated as cash flow hedges are reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of foreign currency related cash flow hedges, the Company excludes differences resulting from time value (that is, spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately. Foreign exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market each reporting period with unrealized gains and losses recognized in income.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income/loss.

Other comprehensive income/loss includes foreign currency translation adjustments, changes in additional minimum pension liabilities, unrealized gains and losses from derivatives designated as cash flow hedges, and unrealized gains and losses from marketable debt and equity securities considered available for sale. Both other comprehensive income and comprehensive income are disclosed in the consolidated statements of changes in shareholders' equity.

Cash Flows

The consolidated statements of cash flows illustrate the effect of inflows and outflows during the course of the fiscal year on the Group's cash and cash equivalents, and have been prepared in accordance with SFAS 95, "Statement of Cash Flows". The consolidated statements of cash flows distinguish between cash flows from operating activities, investing activities, and financing activities. The statement of cash flows is reconciled to cash and cash equivalents, which are reconciled to liquid assets in note 21.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations" ("SFAS 141"), and SFAS 142. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144 (see below).

SAP adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001, and January 1, 2002 respectively. These Statements require that goodwill acquired in a business combination completed after June 30, 2001 should not be amortized. Goodwill acquired in business combinations completed before July 1, 2001 was amortized until December 31, 2001.

SFAS 142 required the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. Accordingly, at January 1, 2002, the Group reclassified intangible assets for assembled workforce with a net carrying value of €8,735 thousand into goodwill. The Group reassessed the estimated useful lives and residual values of all intangible assets other than goodwill and determined that no adjustments regarding amortization periods were necessary.

In connection with the transitional impairment evaluation, SFAS 142 required SAP to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, SAP (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. SAP completed this first step of the transitional assessment for all of the Group's reporting units, and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). The Statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SAP adopted SFAS 143 on January 1, 2003 and it did not have a material impact on SAP's consolidated financial statements.

In August 2001, the FASB issued SFAS 144. This Statement supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and APB 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. SFAS 144 establishes a single accounting model based on SFAS 121 for long-lived assets to be disposed of by sale, including discontinued operations. It retains the previous requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. Major changes include additional criteria for long-lived assets to qualify as held for sale and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS 144 retains the current requirement to report separately discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. The new rules require long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. Therefore, discontinued operations are no longer measured at net realizable value. As a result, expected future operating losses are no longer recognized before they are actually incurred. SAP adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 compared to previous requirements, except for goodwill, did not have an impact on SAP's consolidated financial statements.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), superseding Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The Statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under current accounting guidance, a liability can be recognized when management has committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Previously issued financial statements cannot be restated for the effect of the provisions of SFAS 146, and liabilities previously recorded under EITF 94-3 are grandfathered. The adoption of this Statement will affect SAP's accounting for exit and disposal activities initiated after December 31, 2002.

In November 2002, the EITF reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. EITF 00-21 outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for SAP in its financial statements beginning July 1, 2003. SAP is determining the impact of the adoption of EITF 00-21, although SAP believes that the adoption will not have a material impact on its consolidated financial statements.

Also in November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34" ("FIN 45"). This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation due to the issuance of the guarantee. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures of guarantees required by FIN 45 are included in notes 26 and 30. SAP occasionally grants function and/or performance guarantees in routine consulting contracts and/or customer development arrangements, standard guarantee provisions and other items. Currently, the Company has several such agreements in place with various expiration dates. Based on historical experience and evaluation, SAP does not believe that any material loss is likely, and therefore no related liability has been recorded. The Company also provides a six to 12 month warranty period on its software.

In December 2002, the FASB issued SFAS 148, which amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. As described above, SAP applies APB 25, which uses an intrinsic-value-based approach to measure compensation expense. Under SFAS 123, compensation expense of stock option plans is measured at the grant date based on the fair value of the award using an option-pricing model. Compensation expense is recognized over the service period with an offsetting credit to equity (paid-in capital). If adopted, the additional compensation expense in the statements of income will be dependent upon the number, price, and other significant terms of the stock options granted.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51" ("FIN 46"), which clarifies the application of the consolidation rules to certain variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to variable interest entities created before February 1, 2003, in the first interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 will have no impact on SAP's consolidated financial position or results of operations because SAP holds no significant variable interests in any variable interest entities.

In February 2003, the FASB issued SFAS 149, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity" ("SFAS 149"). This Statement requires classification as liabilities in the consolidated balance sheet of the following financial instruments that have characteristics of both liabilities and equity: 1) financial instruments that are mandatorily redeemable on a fixed date or determinable date or upon an event certain to occur, even if the instrument is in the form of equity shares; 2) financial instruments embodying, or indexed to, an obligation to repurchase an issuer's equity shares that requires or could require settlement by transfer of assets; and 3) financial instruments embodying an obligation that the issuer must or could settle by issuing a variable number of equity shares, and for which the monetary value of the obligation is based solely or predominantly on: (i) a fixed monetary amount known at inception, (ii) variations in something other than the fair value of the issuer's equity shares, or (iii) variations in the fair value of the issuer's equity shares, but in the opposite direction. The requirements of SFAS 149 are effective prospectively upon issuance for all contracts created or modified. SAP is currently considering the potential impact of SFAS 149 on SAP's financial statements.

(4) Acquisitions

During the year ended December 31, 2002, SAP completed certain acquisitions, which are immaterial individually and in the aggregate. These acquisitions have been accounted for using the purchase method and are included in SAP's consolidated financial statements since the date of acquisition. The aggregate purchase price of these acquisitions in 2002 was €36.8 million, of which €5.4 million was assigned to identifiable intangible assets and €20.5 million was recorded as goodwill.

In April 2001, SAP acquired 100% of the outstanding shares of TopTier Inc. ("TopTier"), for approximately $379 million in cash excluding cash acquired. TopTier, renamed SAP Portals Inc., specialized in technologies and know-how for creating enterprise portals. The acquisition was accounted for using the purchase method and accordingly the operating results have been included in the Company's consolidated results of operations from the date of acquisition.

Based on their respective fair values, approximately €138 million of the purchase price was allocated to identifiable intangible assets including technology, workforce, and trade names. In addition, approximately €6 million of purchase price was allocated to acquired in-process R&D, which was expensed as of the acquisition date. Goodwill resulting from the purchase price allocation was approximately €278 million. Amounts paid to settle the portion of TopTier's outstanding vested stock options are included in the purchase price. SAP agreed to compensate former TopTier employees for the unvested portion of such outstanding options based upon the original vesting schedule provided such employees remain continuously employed by the Company. These amounts are included as deferred compensation within shareholders' equity and are recorded as compensation expense over the remaining vesting period.

In the second quarter of 2000, SAP acquired 2.4% and 0.6% respectively of the outstanding voting shares of Commerce One, for approximately €270 million. The investment was accounted for as an available for sale security to the extent the underlying shares were not restricted. Restricted shares were recorded at cost until considered available for sale, 12 months prior to the date they were no longer restricted. SAP made additional investments in Commerce One during the second quarter of 2001, resulting in a cumulative ownership interest of slightly less than 5%. In August 2001, SAP acquired approximately 17% of the outstanding voting stock of Commerce One resulting in SAP obtaining significant influence. Amounts invested in 2001 approximated €304 million. See note 2 for a description of the retroactive application of the equity method of accounting relating to acquisitions of Commerce One shares. SAP allocated the purchase price for each step in the acquisition based on the ownership percentage of Commerce One's recorded net equity at such time. The purchase price allocation resulted in acquired intangibles totaling approximately €44 million including primarily software and technology, €11 million for in-process R&D, and €300 million of goodwill.

B. NOTES TO THE CONSOLIDATED INCOME STATEMENTS

(5) Revenue

Revenue information by segment and geographic region is disclosed in note 34. Other revenue is derived mainly from marketing events.

(6) Sales and Marketing

Sales and marketing expense includes advertising costs, which amounted to €151,300 thousand, €188,546 thousand, and €197,070 thousand in 2002, 2001, and 2000 respectively.

(7) Other Operating Expense, Net

Other operating income/expense for the years ended December 31 are as follows:

	2002	2001	2000
	€(000)	€(000)	€(000)
Restructuring costs	- 46,107	- 13,636	0
Expenses to obtain rental income	- 4,989	- 7,737	- 5,308
Amortization of goodwill	0	- 62,884	- 33,485
General bad debt expenses	0	- 14,706	0
Other	- 1,537	- 6,667	- 5,477
Other operating expense	**- 52,633**	**- 105,630**	**- 44,270**
Rental income	9,228	9,774	6,988
Reduction of general bad debt allowance	5,288	0	5,792
Receipt of insurance proceeds	2,246	1,137	1,389
Other	763	505	4,484
Other operating income	**17,525**	**11,416**	**18,653**
	- 35,108	**- 94,214**	**- 25,617**

Restructuring costs primarily relate to severance packages for personnel located in the United States. The majority of the payments were made during 2002, whereas the remaining liability for those severance packages, in the amount of approximately €13 million, is expected to be made in the first quarter of 2003.

(8) Functional Costs and Other Expenses

The information provided below is classified based upon the type of expense. The consolidated statements of income include these amounts in various expenses based upon the applicable line of business.

Cost of Services and Materials

Cost of services and materials, which are included in various operating expense line items in the consolidated statements of income for the years ended December 31 are as follows:

	2002	2001	2000
	€(000)	€(000)	€(000)
Raw materials and supplies, purchased goods	23,515	22,033	18,444
Purchased services	824,752	806,550	725,097
	848,267	**828,583**	**743,541**

Personnel Expenses/Number of Employees

Personnel expenses, which are included in various operating expenses in the consolidated statements of income for the years ended December 31 are as follows:

	2002	2001	2000
	€(000)	€(000)	€(000)
Salaries	2,519,054	2,497,261	2,450,329
Social costs	345,798	313,813	275,839
Pension expense	100,397	97,030	86,599
	2,965,249	**2,908,104**	**2,812,767**

Included in personnel expenses for the years ended December 31, 2002, 2001, and 2000, are expenses associated with the stock-based compensation as described in note 24.

The average number of employees was as follows:

	2002	2001	2000
Employees	29,598	27,452	23,335

(9) Other Non-Operating Income/Expense, Net

Other non-operating income/expenses for the years ended December 31 are as follows:

	2002	2001	2000
	€(000)	€(000)	€(000)
Foreign currency losses	- 201,097	- 145,318	- 176,785
Losses on disposal of fixed assets	- 3,850	- 4,419	- 9,192
Other	- 7,552	- 10,041	- 5,333
Other non-operating expenses	**- 212,499**	**- 159,778**	**- 191,310**
Foreign currency gains	236,401	139,589	82,729
Gains on disposal of fixed assets	4,696	3,465	2,745
Gain from IPO of subsidiary	0	0	44,234
Other	8,721	6,081	6,262
Other non-operating income	**249,818**	**149,135**	**135,970**
	37,319	**- 10,643**	**- 55,340**

SAP Systems Integration AG ("SAP SI") completed an initial public offering in September 2000, which resulted in the dilution of the Company's beneficial ownership of SAP SI voting shares from 62% to 54%. Net proceeds received by SAP SI from the offering, based on the offering price of €19 per share, totaled €87,324 thousand, resulting in a dilution gain of €44,234 thousand, which is included in the Company's 2000 consolidated statement of income.

(10) Financial Income/Expense, Net

Financial income/expense, net for the years ended December 31 is as follows:

	2002	2001	2000
	€(000)	€(000)	€(000)
Interest and similar income	38,311	55,910	69,658
Interest and similar expenses	- 13,524	- 22,244	- 10,464
Interest income, net	**24,787**	**33,666**	**59,194**
Loss from investments, net	**- 394,039**	**- 165,499**	**- 96,943**
– thereof from associated companies	- 394,589	- 165,499	- 96,943
Income from marketable securities and loans of financial assets	2,647	1,771	1,071
Write-down of financial assets	- 133,098	- 75,586	- 19,845
Gains on sales of marketable equitiy securities	3,057	23,632	355,139
Unrealized loss on STAR hedge	- 58,909	- 50,901	- 29,436
Other net	256	- 57	- 3,629
Other financial income/loss, net	**- 186,047**	**- 101,141**	**303,300**
	- 555,299	**- 232,974**	**265,551**

Interest income is derived primarily from cash and cash equivalents, long-term investments, and other assets.

The loss from associated companies in 2002 includes €389,630 thousand related to the Company's investment in Commerce One, of which €297,632 thousand is due to an other-than-temporary impairment charge.

See notes 16 and 24 regarding write-downs of financial assets and unrealized losses on STAR hedges respectively.

(11) Income Taxes

Income tax expense for the years ended December 31 is comprised of the following components:

	2002	2001	2000
	€(000)	€(000)	€(000)
Current taxes - Germany	302,533	461,890	235,679
Current taxes - Foreign	221,452	170,878	279,342
	523,985	**632,768**	**515,021**
Deferred taxes - Germany	56,155	- 124,552	- 106,752
Deferred taxes - Foreign	18,565	- 31,923	- 16,462
	74,720	**- 156,475**	**- 123,214**
Income tax expense	**598,705**	**476,293**	**391,807**

In September 2002, the German government enacted new tax legislation ("Flutopfersolidaritätsgesetz"), effective January 1, 2003. The most significant change of the law consisted in the increase of the statutory corporate income tax rate from 25% to 26.5% for a limited period of one year. In the year 2002 the new law only had effects on deferred taxes. Deferred taxes have to be calculated with that tax rate which is effective, when the effect on which the deferred tax is based upon, reverses. Accordingly, that part of deferred taxes of German companies of the Group which reverses in the year 2003 has been calculated with a corporate income tax rate of 26.5%. As far as the reversal is deemed to take place after the year 2003, the respective tax has been calculated with the thus following corporate income tax rate of 25%. As effect of such increase in the tax rate on the deferred tax assets and liabilities of Group companies in Germany the consolidated statement of income in 2002 includes a net charge of €1,558 thousand.

Effects of prior tax law changes have been reflected in the above mentioned prior year figures as follows: New tax legislation enacted in October 2000 and effective beginning January 1, 2001 ("Steuersenkungsgesetz") reduced the statutory corporate income tax rate from 40% on retained earnings and 30% on distributed earnings to a uniform rate of 25%. The other significant tax law change was the exemption from tax for certain gains and losses from the sale of shares in affiliated and unaffiliated companies. The effects of such tax law changes on the deferred tax assets and liabilities of Group companies in Germany have been considered as a tax reduction of €4,869 thousand in the consolidated statement of income for 2000. For the year 2001 no effects of tax law changes had to be considered.

Income before income taxes consists of the following:

	2002	2001	2000
	€(000)	€(000)	€(000)
Germany	450,864	802,375	288,827
Foreign	656,834	266,382	724,042
	1,107,698	**1,068,757**	**1,012,869**

In 2002, the Company showed an extraordinary gain of €5,776 thousand. The income before income taxes after extraordinary gain therefore amounts to €1,113,474 thousand. The effective tax rate referring to this income before income taxes for the years ended December 31, 2002, 2001, and 2000 is 53.8%, 44.6%, and 38.7% respectively. The table below shows a reconciliation of expected income taxes to the actual income tax expense determined using the Company's combined German corporate tax rate of 36.39% in 2002 (2001: 36.51%; 2000: 50.15%). This combined rate includes a corporate income tax rate (after the benefit of deductible trade tax) of 21.60% (2001: 21.56%; 2000: 34.50%) plus a solidarity surcharge of 5.5% thereon and trade taxes of 13.60% (2001: 13.77%; 2000: 13.76%).

	2002	2001	2000
	€(000)	€(000)	€(000)
Income before income taxes	**1,107,698**	**1,068,757**	**1,012,869**
Expected Income Taxes 36.39% in 2002 (36.51% in 2001, 50.15% in 2000)	403,091	390,203	507,954
Tax deduction for dividend payments	0	0	- 28,014
Foreign tax rate differential	- 4,316	30,993	- 115,575
Tax on non-deductible expenses	11,450	5,705	24,495
Tax effect on losses	- 130	3,611	588
Tax effect on equity investments and securities	177,639	54,766	0
Other	10,971	- 8,985	2,359
Income taxes	**598,705**	**476,293**	**391,807**

Deferred income tax assets and liabilities at December 31 are summarized as follows:

	2002	2001
	€(000)	€(000)
Deferred tax assets		
Property plant & equipment and intangibles	172,051	122,112
Financial assets	22,249	24,828
Accounts receivable	22,177	41,752
Net operating loss carryforwards	25,874	123,615
Pension liabilities	28,028	14,283
Other liabilities	86,004	100,936
Deferred income	48,156	46,990
Other	762	8,842
	405,301	**483,358**
Less: Valuation allowance	- 3,011	- 3,611
Deferred tax assets	**402,290**	**479,747**
Deferred tax liabilities		
Property plant & equipment and intangibles	35,417	55,045
Financial assets	5,774	21
Accounts receivable	35,918	1,583
Pension liabilities	5,537	2,695
Other liabilities	25,168	14,123
Deferred income	3,134	7,201
Other	147	282
Deferred tax liabilities	**111,095**	**80,950**
Net deferred tax (liabilities)/assets	**291,195**	**398,797**

With regard to their duration, deferred tax assets and liabilities at December 31 are classified as follows:

	2002	2001
	€(000)	€(000)
Deferred tax assets		
Short-term	146,520	188,432
Long-term	255,770	291,315
	402,290	**479,747**
Deferred tax liabilities		
Short-term	63,678	21,643
Long-term	47,417	59,307
	111,095	**80,950**

On December 31, 2002, certain foreign subsidiaries of the Company had net operating loss carryforwards amounting to €140,452 thousand (2001: €343,623 thousand) which may be used to offset future taxable income. Net operating loss carryforwards principally exist in the United States (€91,203 thousand). These are mainly only for US State tax purposes and can be utilized within 20 years. Further €28,357 thousand can be utilized within an unlimited period of time, the rest of €20,892 thousand with different expiration periods between three and seven years. Deferred tax assets relating to net operating loss carryforwards have been reduced by a valuation allowance to the extent that it is more likely than not that those carryforwards will not be realized.

The Company recorded tax liabilities of €3,816 thousand (2001: €3,805 thousand) for taxes on future dividend distributions from foreign subsidiaries. It considers €205,298 thousand (2001: €71,274 thousand) in cumulative undistributed earnings of foreign subsidiaries because such earnings are not intended to be permanently reinvested in those operations. The Company did not provide income taxes on €1,646,258 thousand (2001: €1,499,320 thousand) in cumulative earnings of foreign subsidiaries because the earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.

Furthermore, there are deferred taxes not affecting earnings (charge or credit on other comprehensive income). Including those items charged or credited directly to related components of accumulated other comprehensive income/loss, the expense for income taxes was €593,219 thousand, €443,328 thousand and €275,189 thousand for the years ended December 31, 2002, 2001 and 2000, respectively (see note 23).

(12) Extraordinary Gain

The Company recorded an extraordinary gain related to negative goodwill that resulted from the acquisition of the outstanding shares of an associated company, which was subsequently merged into SAP AG. The excess of the fair value of the net assets acquired over the purchase price (that is, negative goodwill) primarily relates to the recognition of deferred tax assets for acquired net operating loss carryforwards that SAP was able to utilize and realize immediately.

(13) Earnings Per Share

Convertible bonds and stock options granted to employees under SAP's stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. As their effect would have been antidilutive, all outstanding convertible bonds have not been included in the computation of earnings per share. The number of outstanding stock options and convertible bonds is presented in note 24.

Prior year amounts are adjusted for the Company's one-for-one conversion of preference shares to ordinary shares in 2001 and the Company's three-for-one stock split in 2000.

(in thousands except per share data)	2002	2001	2000
Net income before extraordinary gain	€ 502,838	€ 581,136	€ 615,732
Extraordinary gain, net of tax	€ 5,776	€ 0	€ 0
Net income	**€ 508,614**	**€ 581,136**	**€ 615,732**
Weighted average shares – basic	**313,016**	**314,309**	**314,423**
Convertible bonds and stock options	964	103	1,216
Put options	0	0	98
Weighted average shares – diluted	**313,980**	**314,412**	**315,737**
Earnings per share – basic			
Net income before extraordinary gain	€ 1.60	€ 1.85	€ 1.96
Extraordinary gain, net of tax	€ 0.02	€ 0.00	€ 0.00
Net income	**€ 1.62**	**€ 1.85**	**€ 1.96**
Earnings per share – diluted			
Net income before extraordinary gain	€ 1.60	€ 1.85	€ 1.95
Extraordinary gain, net of tax	€ 0.02	€ 0.00	€ 0.00
Net income	**€ 1.62**	**€ 1.85**	**€ 1.95**

C. NOTES TO THE CONSOLIDATED BALANCE SHEET

(14) Intangible Assets

	Trademarks, similar rights and other intangibles	Goodwill	Total
	€(000)	€(000)	€(000)
Purchase cost			
1/1/2002	**258,007**	**452,584**	**710,591**
Exchange rate differences	- 24,263	- 46,045	- 70,308
Changes in the scope of consolidation	207	0	207
Additions	28,758	20,491	49,249
Retirements/disposals	- 20,664	- 3,560	- 24,224
Reclassifications	- 10,434	13,791	3,357
12/31/2002	**231,611**	**437,261**	**668,872**
Accumulated amortization			
1/1/2002	**100,956**	**110,283**	**211,239**
Exchange rate differences	- 7,056	- 6,822	- 13,878
Changes in the scope of consolidation	69	0	69
Additions	49,408	0	49,408
Retirements/disposals	- 19,698	0	- 19,698
Reclassifications	- 1,718	2,685	967
12/31/2002	**121,961**	**106,146**	**228,107**
Book value 12/31/2002	**109,650**	**331,115**	**440,765**
Book value 12/31/2001	**157,051**	**342,301**	**499,352**

Intangible assets, other than goodwill, as of December 31, 2002 include €77,310 thousand (2001: €124,893 thousand) of acquired technology. The related accumulated amortization totaled €40,822 thousand as of December 31, 2002 (2001: €20,535 thousand). The remaining weighted-average amortization period for this asset class approximates three years.

The estimated aggregate amortization expense for intangible assets, other than goodwill, for each of the five succeeding years is as follows:

	€(000)
2003	41,004
2004	33,292
2005	24,505
2006	9,434
2007	1,381

The carrying amount of goodwill by reportable segment at December 31, 2002 is as follows (for further information see note 34):

	12/31/2002	Thereof additions in 2002
	€(000)	€(000)
Product	228,120	4,549
Consulting	95,779	15,761
Training	7,216	181
	331,115	**20,491**

With the adoption of SFAS 142 in 2002 goodwill is no longer amortized. Net income and earnings per share for 2001 and 2000 adjusted to exclude amortization expense, net of tax, is as follows:

Net income

	2001	2000
	€(000)	€(000)
Reported net income	**581,136**	**615,732**
Add back: Goodwill amortization	62,884	21,756
Add back: Goodwill amortization – equity investments	1,069	11,729
Add back: Workforce amortization	2,025	-
Adjusted net income	**647,114**	**649,217**

Earnings per share

	2001	2000
	€	€
Basic earnings per share	**1.85**	**1.96**
Add back: Goodwill amortization	0.20	0.07
Add back: Goodwill amortization – equity investments	0.00	0.04
Add back: Workforce amortization	0.01	0.00
Adjusted basic earnings per share	**2.06**	**2.07**
Diluted earnings per share	**1.85**	**1.95**
Add back: Goodwill amortization	0.20	0.07
Add back: Goodwill amortization – equity investments	0.00	0.04
Add back: Workforce amortization	0.01	0.00
Adjusted diluted earnings per share	**2.06**	**2.06**

(15) Property, Plant, and Equipment

	Land, leasehold improvements and buildings, including buildings on third-party land	Other property, plant and equipment	Payments and construction in progress	Total
	€(000)	€(000)	€(000)	€(000)
Purchase cost				
1/1/2002	**785,939**	**803,371**	**90,885**	**1,680,195**
Exchange rate differences	- 39,069	- 35,063	- 4,237	- 78,369
Changes in the scope of consolidation	622	1,635	0	2,257
Additions	48,185	117,928	93,385	259,498
Retirements/disposals	- 5,805	- 71,744	0	- 77,549
Reclassifications	56,018	1,844	- 57,954	- 92
12/31/2002	**845,890**	**817,971**	**122,079**	**1,785,940**
Accumulated depreciation				
1/1/2002	**174,027**	**509,116**	**0**	**683,143**
Exchange rate differences	- 11,431	- 24,770	0	- 36,201
Changes in the scope of consolidation	243	826	0	1,069
Additions	42,276	129,530	0	171,806
Retirements/disposals	- 4,911	- 63,110	0	- 68,021
Reclassifications	- 34	- 39	0	- 73
12/31/2002	**200,170**	**551,553**	**0**	**751,723**
Book value 12/31/2002	**645,720**	**266,418**	**122,079**	**1,034,217**
Book value 12/31/2001	**611,912**	**294,255**	**90,885**	**997,052**

The additions in other property, plant, and equipment relate primarily to the purchase of computer hardware acquired in the normal course of business. Payments and construction in progress increased in 2002 primarily due to the construction of facilities in Germany.

(16) Financial Assets

	Investments in associated companies	Equity securities	Debt securities	Other loans	Total
	€(000)	€(000)	€(000)	€(000)	€(000)
Cost					
1/1/2002	**472,139**	**242,083**	**61,240**	**58,280**	**833,742**
Exchange rate differences	- 42,241	- 10,342	- 1,490	- 59	- 54,132
Change in the scope of consolidation	- 3,910	0	0	0	- 3,910
Additions	12,476	13,110	493	25,743	51,822
Retirements	- 94,429	- 12,366	- 1,831	- 6,983	- 115,609
Reclassifications	- 4,289	980	0	0	- 3,309
12/31/2002	**339,746**	**233,465**	**58,412**	**76,981**	**708,604**
Changes in fair value of marketable securities					
1/1/2002	**0**	**- 2,727**	**1,968**	**0**	**- 759**
Exchange rate differences	0	231	0	0	231
Changes in unrealized gains/losses	0	- 2,626	194	0	- 2,432
12/31/2002	**0**	**- 5,122**	**2,162**	**0**	**- 2,960**
Accumulated write off					
1/1/2002	**38,442**	**78,817**	**6**	**8,635**	**125,900**
Exchange rate differences	0	- 8,714	0	11	- 8,703
Change in the scope of consolidation	- 972	0	0	0	- 972
Additions	302,963	113,648	0	12,223	428,834
Retirements	0	0	0	- 1,340	- 1,340
Reclassifications	- 938	0	0	0	- 938
Write-ups	0	0	0	- 718	- 718
12/31/2002	**339,495**	**183,751**	**6**	**18,811**	**542,063**
Book value 12/31/2002	**251**	**44,592**	**60,568**	**58,170**	**163,581**
Book value 12/31/2001	**433,697**	**160,539**	**63,202**	**49,645**	**707,083**

Under U.S. GAAP, the write-off of financial assets establishes a new cost basis.

Investment in Associated Companies

As described in note 10, SAP recorded a loss of €389,630 thousand due to an impairment charge and losses attributable to the investment in Commerce One in 2002. The carrying value of the Company's investment in Commerce One was €425.2 million as of December 31, 2001.

The market value and the carrying value of the Company's investment in Commerce One at December 31, 2002 were €15.4 million (based on the quoted share price of US$2.77) and €0 respectively. The following table presents summarized consolidated financial information for Commerce One for the years ended December 31, 2002, 2001, and 2000 respectively.

	2002		2001	2000
	€(000)[1]	US$(000)	US$(000)	US$(000)
Net revenues	100,648	105,529	408,569	401,796
Loss from operations	- 566,730	- 594,216	- 2,582,669	- 345,564
Net loss	- 562,552	- 589,836	- 2,584,099	- 344,947
Current assets	119,398	125,189	343,792	512,768
Non-current assets	32,650	34,233	485,149	2,557,787
Total assets	**152,048**	**159,422**	**828,941**	**3,070,555**
Current liabilities	61,784	64,781	149,121	266,805
Non-current liabilities	44,970	47,151	56,005	4,339
Shareholders' equity	45,294	47,490	623,815	2,799,411
Total liabilities and equity	**152,048**	**159,422**	**828,941**	**3,070,555**

[1] The 2002 figures have been translated for the convenience of the reader at an exchange rate of €1.00 to US$1.0485, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2002.

Equity and Debt Securities

Amounts pertaining to equity and debt securities at December 31 are as follows:

	Cost	Gross unrealized gains	Gross unrealized losses	Carrying value
	€(000)	€(000)	€(000)	€(000)
2002				
Marketable equity securities - available for sale	46,927	1,788	37,465	11,250
Other equity securities	186,538	0	153,196	33,342
Equity securities	**233,465**	**1,788**	**190,661**	**44,592**
Marketable debt securities - available for sale	**58,412**	**2,162**	**6**	**60,568**
	291,877	**3,950**	**190,667**	**105,160**
2001				
Marketable equity securities - available for sale	44,285	5,090	21,992	27,383
Other equity securities	197,798	0	64,642	133,156
Equity securities	**242,083**	**5,090**	**86,634**	**160,539**
Marketable debt securities - available for sale	**61,240**	**1,968**	**6**	**63,202**
	303,323	**7,058**	**86,640**	**223,741**

Other equity securities include interests in privately held companies, primarily venture capital investments. As a market value for those securities is generally not readily obtainable, the cost method of accounting is applied. Impairments in value of cost method investments that are considered to be other than temporary are recognized immediately as expense.

Debt securities with a market value of €53,266 thousand (2001: €53,097 thousand) mature in 2004.

Other Loans

Other loans include interest-bearing and non interest-bearing or below-market-interest loans to employees and third parties.

(17) Inventories

Inventories consist of costs for office supplies and documentation and services for which revenues have been deferred.

(18) Accounts Receivable, Net

Accounts receivable included costs and estimated earnings in excess of billings on uncompleted contracts of €182,686 thousand and €223,578 thousand at December 31, 2002 and 2001, respectively.

Amounts shown on the consolidated balance sheets are net of allowance for bad debts of €92,511 thousand and €110,269 thousand at December 31, 2002 and 2001 respectively. Net accounts receivable based on due dates at December 31 are as follows:

	2002	2001
	€(000)	€(000)
Due within 1 year	1,952,758	2,202,055
Due between 1 and 5 years	14,349	8,858
	1,967,107	**2,210,913**

Concentrations of credit risks are limited due to the Company's large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5% or more of total revenues in 2002, 2001, or 2000.

(19) Other Assets

	2002	2001
	€(000)	€(000)
Income tax receivables	64,197	38,444
Assets held for employee financed benefit plans	60,664	29,679
Fair value of derivatives	41,850	20,162
Rent deposits	25,687	26,116
Others	71,508	63,223
Total other assets	**263,906**	**177,624**
- thereof with a remaining term greater than 1 year	102,112	67,407

"Others" include interest receivable and short-term loans.

(20) Marketable Securities

The decline in marketable securities held for trading purposes in 2002 is primarily due to the sale of certain investments that the Company previously made in 2000 with three creditworthy financial institutions.

Amounts pertaining to marketable securities held for trading purposes at December 31 are as follows:

	2002	2001
	€(000)	€(000)
Amortized cost	1,478	95,193
Unrealized gains	0	2,950
Unrealized losses	129	0
Carrying value	**1,349**	**98,143**

(21) Liquid Assets

Liquid assets at December 31 consist of the following:

	2002	2001
	€(000)	€(000)
Cash at banks	279,920	296,285
Time deposits with original maturities of 3 months or less	841,788	458,666
Cash and cash equivalents	**1,121,708**	**754,951**
Time deposits which mature in less than 1 year	26,281	4,278
Time deposits with maturities exceeding 1 year	478	454
Restricted cash with maturity exceeding 1 year	89,430	106,367
	1,237,897	**866,050**

Restricted cash is used to collateralize the Company's obligation under an operating lease arrangement with a financial institution in conjunction with capital expenditures made for SAP Properties, Inc. ("SAP Properties"). Amounts collateralized increase as the Company incurs additional obligations under the lease arrangement. Interest earned on restricted funds is substantially equal to amounts accrued as rent expense under the terms of the lease. See note 31.

The Company eliminated restricted cash from cash and cash equivalents in the consolidated statements of cash flows for the years ended December 31, 2001 and 2000. The Company previously recorded these amounts as cash and cash equivalents and the effects of these adjustments are as follows for the years ended December 31, 2001 and 2000:

	2001	2000
	€(000)	€(000)
Changes in liquid assets – as previously reported	36,581	- 38,639
Adjustments	- 25,903	- 80,464
Changes in liquid assets – as adjusted	**10,678**	**- 119,103**
Net cash used in investing activities – as previously reported	- 1,040,028	- 445,253
Adjustments	- 25,903	- 80,464
Net cash used in investing activities – as adjusted	**- 1,065,931**	**- 525,717**
Net increase (decrease) in cash and cash equivalents – as previously reported	- 181,591	333,448
Adjustments	- 25,903	- 80,464
Net increase (decrease) in cash and cash equivalents – as adjusted	**- 207,494**	**252,984**
Cash and cash equivalents at the beginning of the year – as previously reported	1,042,909	709,461
Adjustments	- 80,464	0
Cash and cash equivalents at the beginning of the year – as adjusted	**962,445**	**709,461**
Cash and cash equivalents at the end of the year – as previously reported	861,318	1,042,909
Adjustments	- 106,367	- 80,464
Cash and cash equivalents at the end of the year – as adjusted	**754,951**	**962,445**

Further, the Company adjusted its consolidated balance sheet at December 31, 2001 by €106,367 thousand to reduce previously reported total current assets from €3,646,716 thousand to €3,540,349 thousand to eliminate restricted cash from total current assets.

(22) Prepaid Expenses and Deferred Charges

Prepaid expenses and deferred charges are mainly comprised of prepayments for software royalties, operating leases, and maintenance contracts.

(23) Shareholders' Equity

By resolution of the Annual General Shareholders' Meeting held on May 3, 2001, the Company's outstanding preference shares were converted on a one-for-one basis into fully voting ordinary shares, effective June 2001. Following the share conversion, special rights and provisions previously held by preference shareholders ceased to exist. SAP's American Depositary Receipts ("ADRs"), which trade on the New York Stock Exchange and previously were based on the preference share, are now based on the ordinary share.

Accordingly, the resolutions discussed below were modified through resolutions affected by the Annual General Shareholders' Meeting held on May 3, 2001. References to preference shares have been replaced by ordinary shares as appropriate due to the conversion of preference shares to ordinary shares.

Subscribed Capital

At December 31, 2002, SAP AG had 314,962,606 no-par ordinary shares issued and outstanding with a calculated nominal value of €1 per share.

The number of ordinary shares increased by 136,921 (corresponding to €136,921) resulting from the conversion of 1994/2004 convertible bonds and the exercise of stock options granted under the LTI 2000 Plan.

The shareholdings in SAP AG at December 31, 2002 were as follows:

	Number of shares	subscribed capital	subscribed capital
	2002	2002	2001
	(000)	%	%
Hasso Plattner GmbH & Co. Beteiligungs-KG	31,241	9.9	9.9
Dietmar Hopp Stiftung GmbH	28,017	8.9	8.9
Klaus Tschira Stiftung gGmbH	21,155	6.7	6.7
Dr. h. c. Tschira Beteiligungs GmbH & Co. KG	15,833	5.0	5.0
Immediate family of Dietmar Hopp	9,721	3.1	2.8
Hasso Plattner Förderstiftung gemeinnützige GmbH	6,000	1.9	1.9
Golfplatz St. Leon-Rot GmbH & Co. Beteiligungs-KG	5,012	1.6	1.6
Immediate familiy of Dr. h. c. Klaus Tschira	4,134	1.3	1.3
Treasury Stock	3,516	1.1	0.2
Free float	190,334	60.5	61.7
	314,963	**100.0**	**100.0**

In 2001, all shares directly owned by Dietmar Hopp were transferred to Golfplatz St. Leon-Rot GmbH & Co. Beteiligungs-KG, which he wholly owns.

Authorized Capital

By resolution of the Annual General Shareholder's Meeting held on May 3, 2001, the Executive Board of SAP AG (the "Executive Board") was authorized, subject to consent of the Supervisory Board, to increase the subscribed capital on or before May 1, 2006, by up to a total amount of €60 million through the issuance of new ordinary shares in return for contributions in cash ("Authorized Capital I"). The issuance of the additional ordinary shares is subject to the statutory subscription rights of existing shareholders. No such additional ordinary shares were issued during fiscal years 2002 or 2001.

At the same Annual General Shareholders' Meeting on May 3, 2001, the Executive Board was authorized, subject to the consent of the Supervisory Board, to increase the subscribed capital on or before May 1, 2006, up to a total amount of €60 million through the issuance of new ordinary shares in return for contributions in cash or in kind ("Authorized Capital II"). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' statutory subscription rights. No additional ordinary shares were issued under Authorized Capital II in fiscal years 2002 or 2001.

The Annual General Shareholders' Meeting held on May 3, 2002 authorized the Executive Board, subject to the consent of the Supervisory Board, to increase the capital stock on or before May 1, 2007 by up to an aggregate amount of €15 million against contribution in cash by issuing new ordinary shares ("Authorized Capital III"). The new shares may be subscribed by a credit institution only, and only to the extent that such credit institution, releasing SAP from its corresponding obligation, satisfies the conversion and subscription rights granted under the SAP AG 2000 Long Term Incentive Plan ("LTI 2000 Plan") or SAP Stock Option Plan 2002 ("SAP SOP 2002") respectively. The Executive Board may exercise this authorization only to the extent that the capital stock attributable to the new shares issued from this Authorized Capital III together with new shares from contingent capital and treasury shares issued or transferred after the effectiveness of this authorization for the purposes of satisfying subscription rights under the German Stock Corporation Act does not amount to more than 10% of the capital stock at the time of adoption of the resolution by the General Meeting of Shareholders of May 3, 2002. The shareholders' statutory subscription rights are excluded from this capital increase. No authorization to increase the capital stock was exercised in fiscal year 2002.

Contingent Capital

Contingent capital represents shares that have been authorized in conjunction with a convertible bond or stock option program and that are not yet issued or outstanding.

Contingent Capital II, which was authorized by resolution of the Annual General Shareholders' Meeting held on June 22, 1994 to satisfy conversion rights issued under the 1994/2004 Convertible Bond Program, was cancelled by the Annual General Shareholders' Meeting held on May 3, 2002. To satisfy the remaining conversion rights issued under the 1994/2004 Convertible Bond Program, Contingent Capital IIa, which authorizes the Board to issue up to 1,032,495 new no-par ordinary shares, was established in 2001. On December 31, 2002, remaining Contingent Capital IIa was €811 thousand due to prior exercises by participants of the 1994/2004 Convertible Bond Program.

The Company received authorization by the Extraordinary General Shareholders' Meeting on January 18, 2000, to issue a maximum of 6,250 thousand (18,750 thousand after 3-for-1 stock split which was resolved at the Annual General Shareholders' Meeting held on May 5, 2000) ordinary shares ("Contingent Capital III") to satisfy conversion rights from the LTI 2000 Plan. On or before March 16, 2001, 7,376,311 awards were granted under the LTI 2000 Plan carrying subscription rights with respect to preference shares. At the Annual General Shareholders' Meeting on May 3, 2001, Contingent Capital IIIa was authorized to secure the conversion and subscription rights with respect to ordinary shares accruing to the holders of the convertible bonds and stock options issued on or before March 16, 2001 under the LTI 2000 Plan. As a precautionary measure, Contingent Capital III is maintained at the same level as Contingent Capital IIIa in case any participants insist on receiving preference shares upon exercise of the awards. As of December 31, 2002 Contingent Capital III and IIIa amount to €7,376 thousand each. The Annual General Shareholders' Meeting held on May 3, 2002, resolved to reduce Contingent Capital III to €515 thousand and Contingent Capital IIIa to €6,564 thousand. To secure the conversion rights and subscription rights in respect of ordinary shares accruing to the holders of the convertible bonds and stock options under the LTI 2000 Plan issued subsequent to May 4, 2001, Contingent Capital V was authorized at the Annual General Shareholders' Meeting on May 3, 2001, permitting the Board to issue a maximum of 9,978,199 ordinary shares. By resolution of the Annual Shareholders' Meeting held on May 3, 2002 Contingent Capital V was reduced to €4,924 thousand. At the same time it was decided to combine the remaining amounts of Contingent Capital IIIa and Contingent Capital V to a new Contingent Capital IIIa of €11,488 thousand. After reductions due to exercises of rights of the LTI 2000 Plan, Contingent Capital IIIa amounted to €11,445 thousand at December 31, 2002. Increases of Contingent capital III and IIIa can only be effected to the extent that conversion rights and subscription rights issued under the LTI 2000 Plan are actually exercised and the Company does not grant its own shares in satisfaction of the conversion rights or subscription rights.

The Annual General Shareholders' Meeting held on May 3, 2001 authorized the Executive Board to issue bonds with detachable warrants and/or convertible bonds carrying warrant rights or convertible rights with respect to ordinary shares up to a maximum of €25 million on or before May 1, 2006 ("Contingent Capital IV"). No additional ordinary shares were issued under Contingent Capital IV in fiscal years 2002 or 2001.

The Company's capital stock is subject to a further contingent increase by €19,015 thousand by issuing up to 19,015,415 new ordinary shares ("Contingent Capital VI"). This contingent capital increase was authorized by the General Meeting of Shareholders of May 3, 2002 to satisfy the rights for stock options from the SAP SOP 2002 on or before April 30, 2007.

Treasury Stock

By resolution of the Annual General Shareholders' Meeting held on May 3, 2002, the Executive Board was authorized to acquire, on or before October 31, 2003, up to 30 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of the Company's capital stock. This resolution supersedes the resolution of the Annual General Shareholders' Meeting held on May 3, 2001, which authorized the Executive Board to acquire up to 30 million of SAP AG ordinary shares through October 31, 2002.

Although treasury stock is legally considered outstanding, SAP has no dividend or voting rights associated with treasury stock. SAP may redeem or resell shares held in treasury or may use treasury stock for the purpose of servicing subscription rights and conversion rights under the Company's stock-based compensation plans. Also, SAP may use the shares as consideration in connection with the acquisition of enterprises.

As of December 31, 2002, SAP had acquired 3,516 thousand of its own shares, representing €3,516 thousand or 1.12% of capital stock. In 2002, 3,016 thousand shares in aggregate were acquired under the buyback program at an average price of approximately €92.59 per share, representing €3,016 thousand or 0.96% of capital stock.

In order to settle stock options granted under the LTI 2000 Plan, SAP acquired an additional 48,967 of its own shares, representing 0.02% of the total shares outstanding at December 31, 2002, at an average market price of €140.06 per share. Such shares were transferred to employees during the year at an average price of €92.72 per share. See note 24 for further information.

In 2002, SAP AG acquired an additional 238,919 of its own ordinary shares, representing 0.08% of the total shares outstanding at December 31, 2002, at an average market price of €98.33 per share in conjunction with its Employee Discounted Stock Purchase Programs. Such shares were transferred to employees during the year at an average price of €76.43 per share. See note 24 for further information.

Certain of SAP AG's foreign subsidiaries purchased an additional 567,568 ADRs (each ADR represents one-fourth of an ordinary share), at an average price of $24.54 per ADR. Such ADRs were distributed to employees during the year at an average price of $21.62 per ADR by an administrator. The Company held no ADRs at December 31, 2002 or 2001.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following at December 31:

	Unrealized gains/losses on securities	Currency translation adjustment	Additional minimum pension liability	Cash flow hedges	Total
	€(000)	€(000)	€(000)	€(000)	€(000)
December 31, 2002					
Before tax	2,960	103,249	33,096	- 1,117	138,188
Tax impact	179	0	- 13,091	405	- 12,507
Net amount	**3,139**	**103,249**	**20,005**	**- 712**	**125,681**
December 31, 2001					
Before tax	759	- 186,501	14,002	0	- 171,740
Tax impact	- 1,566	0	- 5,455	0	- 7,021
Net amount	**- 807**	**- 186,501**	**8,547**	**0**	**- 178,761**
December 31, 2000					
Before tax	- 42,628	- 145,403	8,783	- 37,271	- 216,519
Tax impact	17,580	0	- 3,378	11,742	25,944
Net amount	**- 25,048**	**- 145,403**	**5,405**	**- 25,529**	**- 190,575**

In connection with sales of marketable equity securities, the Company reclassified €130 thousand of previously unrealized losses in 2002, €9,901 thousand of unrealized gains in 2001, and €174,827 thousand of unrealized gains in 2000, net of tax, from accumulated other comprehensive income to financial income/expense, net. The Company reclassified €12,483 thousand of net foreign exchange gains and €53,161 thousand of net foreign exchange losses, net of tax, relating to the Company's anticipated cash flow hedges in 2001 and 2000, respectively, from accumulated other comprehensive income to other non-operating income/expenses, net.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of SAP AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2002, SAP management has proposed a distribution in 2003 of €0.60 per share relating to the 2002 earnings of SAP AG as a dividend to the shareholders. Dividends paid for 2001 and 2000 were as follows:

	2001	2000
	€	€
Dividend per ordinary share	0.58	0.57
Dividend per preference share	n/a	0.58

(24) Stock Based Compensation Plans

Employee Discounted Stock Purchase Programs

The Company acquires SAP AG ordinary shares and ADRs under various employee stock purchase plans and transfers the shares to employees. Discounts provided to employees through such plans do not exceed 15% and are treated as a direct reduction of equity.

Stock Appreciation Right (STAR) Plans

In February 2002 and 2001, the Company granted approximately 3.6 million and 3.4 million stock appreciation rights ("2002 STARs" and "2001 STARs" respectively) to selected employees who are not participants in the LTI 2000 Plan. The 2002 and 2001 STAR grant values of €158.80 and €193.51, respectively, are based upon the average fair market value of one ordinary share over the 20 business days commencing the day after the announcement of the Company's preliminary results for the preceding fiscal year. The valuation of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation:

Weighting factor							
Quarter ended							
March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
5%	5%	10%	20%	10%	10%	10%	30%

The valuations for the quarterly periods ending December 31 are based on the amount by which the grant price is exceeded by the average fair market value of one ordinary share as quoted on Xetra, the trading system of the Frankfurt Stock Exchange, over the 20 consecutive business days commencing on the day after the announcement of the Company's preliminary annual results. The other quarterly valuations are based on the amount by which the grant price is exceeded by the average fair market value of one ordinary share quoted on Xetra over the five consecutive business days commencing on the day after the announcement of the Company's quarterly results. Because each quarterly valuation is measured independently, it will be unaffected by any other quarterly valuation.

The cash payout value of each STAR will be calculated quarterly as follows: (i) 100% of the first €50 value appreciation for such quarter; (ii) 50% of the next €50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will receive payments with respect to the 2002 STARs as follows: 50% each on both March 31, 2004, and January 31, 2005. Under the terms of the 2001 STAR Plan, participants were scheduled to receive an initial payment on June 30, 2002, equal to 50% of the first year measurement value and are scheduled to receive two installments on March 31, 2003 and January 31, 2004, each equal to 50% of the total payout amount minus the initial payment. Participants will receive STAR payments provided that, subject to certain exceptions, they continue to be actively employed by the Company on the payment dates.

As of December 31, 2002, no STAR expenses were accrued as the grant price of the 2002 and 2001 STARs exceeded the average fair market value for all quarters.

STAR Hedges

SAP purchased various call options from sophisticated financial institutions to hedge the anticipated cash flow exposure resulting from the nonvested expense relating to the STAR Plans.

These call options have been structured to replicate the payouts required, if any, under the terms of the 2002 or 2001 STAR Plans. As a result of the Company's hedging strategy, expenses incurred in connection with the STAR Plans, if any, will be reduced by a corresponding gain on the hedging instruments. The premiums paid by the Company to purchase the derivative instruments will be recognized as financial expense over the lives of the derivatives.

As of December 31, 2002 and 2001, approximately €59 million and €51 million has been recorded as an expense in financial income/expense, net. These amounts represent fair market value changes attributable to time value, which on a cumulative basis through expiration are equal to the original cost of the option.

Stock Option Plan 2002

At the 2002 Annual General Meeting of Shareholders, the Company's shareholders approved the SAP SOP 2002. The SAP SOP 2002, which provides for the issuance of stock options to the members of the Executive Board as well as to eligible executives and other top performers of SAP AG and its subsidiaries, is designed to replace the LTI 2000 Plan, described below. Under the SAP SOP 2002, the Executive Board is authorized to issue, on or before April 30, 2007, up to 19,015,415 stock options.

Each stock option granted under SAP SOP 2002 entitles its holder to subscribe to one share in the Company, against the payment of an exercise price, which is composed of a base price and a premium of 10% thereon. The base price is the average market price of the SAP share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the Xetra trading system. These provisions notwithstanding, the exercise price should not be less than the closing auction price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until a vesting period has elapsed. The vesting period of an option holder's subscription rights ends two years after the issue date of that holder's options.

SAP SOP 2002 is considered a fixed plan under APB 25. Since the exercise price, which is fixed one day before grant, cannot exceed the share price on that date, no expenses are recorded for awards granted under SAP SOP 2002.

As of December 31, 2002, no stock options have been granted under SAP SOP 2002.

Long Term Incentive 2000 Plan

On January 18, 2000, the Company's shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a stock-based compensation program providing members of the SAP AG Executive Board, members of subsidiaries' executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. If stock options are chosen, the participant receives 25% more stock options than convertible bonds. Under the LTI 2000 Plan, each convertible bond having a €1 nominal value may be converted into one ordinary share over a maximum of 10 years subject to vesting requirements. The conversion price is equal to the market price of an ordinary share as quoted on the Xetra trading system the day immediately preceding the grant. Each stock option may be exercised in exchange for one ordinary share over a maximum of 10 years subject to the same vesting requirements. The exercise price varies based upon the outperformance of the ordinary share price appreciation versus the appreciation of the Goldman Sachs Technology Software Index from the day immediately preceding grant to the day on which the exercise price is being determined. Both the convertible bonds and stock options vest as follows: 33% after two years from date of grant, 33% after three years and 34% after four years. Forfeited convertible bonds or stock options are disqualified and may not be reissued.

Under APB 25, the Company records no expenses relating to the convertible bonds issued under its LTI 2000 Plan since the conversion price is equal to the market price of an SAP ordinary share on the date of grant. Because the exercise price for stock options issued under the LTI 2000 Plan is variable, an expense is recorded over the vesting period based upon the stock options' intrinsic value on the reporting date.

In total, 12,305,271 conversion and subscription rights have been issued under the LTI 2000 Plan through March 14, 2002. At the 2002 Annual General Meeting of Shareholders, the Company's shareholders revoked the authorization to issue further convertible bonds and stock options under the LTI 2000 Plan.

A summary of the LTI 2000 Plan activity for both convertible bonds and stock options is as follows:

		Stock Options		Convertible Bonds	
	Shares available for grant	Number of options outstanding	Weighted average exercise price per option	Number of bonds outstanding	Weighted average exercise price per bond
	(000)	(000)	€	(000)	€
January 1, 2000	-	-	-	-	-
Additional Shares authorized	**18,750**	-	-	-	-
Granted	3,145	767	167.08	2,378	289.78
Reduction due to option/bond ratio (25% of bonds issued)	595	-	-	-	-
Exercised	-	-	-	-	-
Forfeited	-	111	168.07	216	293.25
December 31, 2000	**15,010**	**656**	**166.91**	**2,162**	**289.43**
Additional Shares authorized	-	-	-	-	-
Granted	4,352	1,075	142.37	3,277	190.43
Reduction due to option/bond ratio (25% of bonds issued)	819	-	-	-	-
Exercised	-	-	-	-	-
Forfeited	-	153	128.78	248	237.83
December 31, 2001	**9,839**	**1,578**	**132.73**	**5,191**	**229.40**
Additional Shares authorized	-	-	-	-	-
Granted	4,807	1,787	81.39	3,020	151.50
Reduction due to option/bond ratio (25% of bonds issued)	755	-	-	-	-
Exercised	-	76	94.53	-	-
Forfeited	4,277	222	72.81	408	200.78
December 31, 2002	**0**	**3,067**	**72.51**	**7,803**	**200.74**

In 2002, the Company recorded compensation expense for the LTI 2000 Plan in the amount of €8,418 thousand (2001: €13,776 thousand; 2000: €72 thousand).

The following tables summarize information about stock options and convertible bonds outstanding as of December 31, 2002:

Stock options

		Outstanding stock options		Exercisable stock options	
Range of exercise prices	**Number of options**	**Weighted average remaining contractual life**	**Weighted average exercise price**	**Number of options**	**Weighted average exercise price**
€	(000)	years	€	(000)	€
40.31 - 50.90	14	7.32	46.37	5	46.37
54.22 - 65.88	1,353	7.74	61.75	159	54.22
73.54 - 81.39	1,700	9.08	81.30	0	n/a
40.31 - 81.39	**3,067**	**8.48**	**72.51**	**164**	**54.00**

Convertible bonds

		Outstanding convertible bonds		Exercisable convertible bonds	
Range of exercise prices	**Number of bonds**	**Weighted average remaining contractual life**	**Weighted average exercise price**	**Number of bonds**	**Weighted average exercise price**
€	(000)	years	€	(000)	€
131.81 - 183.67	2,970	9.08	151.67	3	183.67
191.25 - 247.00	2,946	8.08	192.00	16	238.46
290.32 - 334.67	1,887	7.09	291.61	629	291.61
131.81 - 334.67	**7,803**	**8.21**	**200.74**	**648**	**289.84**

See note 35 for stock options and convertible bonds awarded to members of the board.

Stock-Based Compensation Plan of SAP System Integrations AG ("SAP SI")

On August 16, 2000, by resolution of SAP SI's stockholders, SAP SI introduced an employee stock option plan in the form of convertible bonds, which allows SAP SI to issue up to 2 million convertible bonds to members of the Executive Board and other employees of SAP SI and its subsidiaries. As of December 31, 2002, a total of 1,209,647 (2001: 1,303,347) convertible bonds were outstanding.

Each participating employee can exchange his or her convertible bonds for an equal number of shares of SAP SI stock. The conversion price corresponds to the issue price of SAP SI stock on the date they are granted. The bonds have a term of eight years. The convertible bonds vest as follows: 33% after two years from date of grant, 33% after three years and 34% after four years.

Pro-Forma Information

SFAS 123 requires disclosure of pro-forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company's stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.

The fair value of the Company's stock-based awards granted under the LTI 2000 Plan was calculated using the following weighted average assumptions:

	2002	2001	2000
Expected life	4.5 years	4.5 years	4.5 years
Risk free interest rate	4.68 %	4.96 %	5.36 %
Expected volatility	50 %	50 %	50 %
Expected dividends	0.38 %	0.30 %	0.25 %

The weighted-average fair value of all stock options and convertible bonds granted under the LTI 2000 Plan during 2002 was €55.11 and €68.89, respectively (2001: €69.77 and €87.71; 2000: €96.33 and €120.95). As of December 31, 2002 no awards have been granted under SAP SOP 2002.

For pro-forma purposes, the estimated fair value of the Company's stock-based awards is amortized over the vesting period. The Company's pro-forma information is presented in note 3.

(25) Pension Liabilities and Similar Obligations

The Company maintains several defined benefit and defined contribution plans for its employees both in Germany and at its foreign subsidiaries, which provide for old age, disability, and survivors' benefits. Individual benefit plans have been established for members of the Executive Board. The accrued liabilities on the balance sheet for pension and other similar obligations at December 31 consists of the following:

	2002	2001
	€(000)	€(000)
Domestic benefit plans	5,909	6,149
Foreign benefit plans	23,904	14,358
Employee financed plans	51,304	29,679
Other pension and similar obligations	2,456	1,637
	83,573	**51,823**

Domestic Benefit Plans

The defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.

The change of the pension obligation and the change in plan assets for the domestic plans are as follows:

	2002	2001
	€(000)	€(000)
Change in benefit obligation		
Benefit obligation at beginning of year	27,289	25,616
Service costs	561	590
Interest costs	1,631	1,657
Liability decreased due to settlement	0	- 503
Actuarial gain/loss	- 908	125
Benefits paid	- 222	- 192
Payments for settlement of deferred vested employees	0	- 4
Benefit obligation at end of year	**28,351**	**27,289**
Change in plan assets		
Fair value of plan assets at beginning of year	20,449	17,391
Actual return on plan assets	1,078	1,474
Employer contributions	2,279	2,346
Life/disability insurance premiums and expenses	407	- 372
Benefits paid	- 222	- 192
Payments for settlement of deferred vested employees	0	- 4
Assets transferred to defined contribution plan	- 333	- 194
Fair value of plan assets at end of year	**23,658**	**20,449**
Funded status	4,693	6,840
Unrecognized net actuarial loss	- 3,583	- 4,657
Unrecognized prior service cost	0	- 1
Unrecognized transition assets	- 574	- 616
Net amount recognized	**536**	**1,566**
Amounts recognized in the consolidated balance sheets:		
Accrued benefit liability	5,909	6,149
Intangible asset	- 33	- 37
Accumulated other comprehensive income	- 5,340	- 4,546
Net amount recognized	**536**	**1,566**

The following assumptions were used to develop the changes in pension obligation and the changes in plan assets of the German plans:

	2002	2001	2000
	%	%	%
Discount rate	5.8	6.6	6.5
Expected return on plan assets	6.3	6.5	6.5
Rate of compensation increase	3.6	4.0	4.0

The components of net periodic benefit cost are as follows for the years ended December 31:

	2002	2001	2000
	€(000)	€(000)	€(000)
Service cost	561	590	1,002
Interest cost	1,631	1,657	1,438
Expected return on plan assets	- 1,399	- 1,303	- 1,096
Net amortization	456	456	246
	1,249	**1,400**	**1,590**

Foreign Benefit Plans

Defined benefit plans provide participants with pension benefits that are based upon compensation levels, age, and years of service.

The change of the pension obligation and the change in plan assets for the foreign plans are as follows:

	2002	2001
	€(000)	€(000)
Change in benefit obligation		
Benefit obligation at beginning of year	96,370	68,229
Service costs	31,100	24,466
Interest costs	8,146	5,446
Plan transfer	42,614	0
Plan amendments	1,053	- 4,065
Curtailment	- 5,772	0
Settlement	- 4,594	0
Employee contributions	1,976	0
Actuarial loss	10,176	1,952
Benefits paid	- 6,187	- 2,404
Foreign currency exchange rate changes	- 15,480	2,746
Benefit obligation at end of year	**159,402**	**96,370**
Change in plan assets		
Fair value of plan assets at beginning of year	77,803	50,106
Actual return on plan assets	- 6,417	- 3,444
Plan transfer	40,343	0
Settlement	- 7,184	0
Employer contributions	41,704	30,043
Employee contributions	1,976	0
Benefits paid	- 5,758	- 1,855
Foreign currency exchange rate changes	- 12,276	2,953
Fair value of plan assets at end of year	**130,191**	**77,803**
Funded status	29,211	18,567
Unrecognized transition assets	- 2,619	- 526
Unrecognized prior service cost	1,993	3,766
Unrecognized net actuarial loss	- 35,424	- 16,905
Net amount recognized	**- 6,839**	**4,902**
Amounts recognized in the consolidated balance sheets:		
Prepaid benefit cost	- 2,987	0
Accrued benefit liability	23,904	14,358
Accumulated other comprehensive income	- 27,756	- 9,456
Net amount recognized	**- 6,839**	**4,902**

SAP (Schweiz) AG ("SAP Switzerland") maintains a defined benefit pension plan covering the majority of its employees and retirees in Switzerland. Due to changes in legislation, SAP Switzerland founded a trust in January 2002 and transferred the plan's assets and liabilities from an insurance company to the trust. SAP increased the pension benefit obligation by €42,614 thousand and plan assets by €40,343 thousand, the fair value of the plan's assets as of the date of the transfer. In accordance with the provisions of SFAS 88, "Employers' accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," SAP Nederland B.V. implemented a defined contribution plan in 2002 which replaced the benefits of the existing defined benefit plan for certain eligible employees.

The following weighted average assumptions were used to develop the change in pension obligation and the change in plan assets of the foreign plans:

	2002	2001	2000
	%	%	%
Discount rate	5.2	6.6	7.5
Expected return on plan assets	6.5	8.0	8.0
Rate of compension increase	4.8	6.0	6.0

The components of net periodic benefit cost are as follows for the years ended December 31:

	2002	2001	2000
	€(000)	€(000)	€(000)
Service cost	31,100	24,466	20,944
Interest cost	8,146	5,446	3,246
Expected return on plan assets	- 8,020	- 4,975	- 3,358
Net amortization	674	596	517
	31,900	**25,533**	**21,349**

Additional Information on Funded Status

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Projected benefit obligation	Accumulated benefit obligation	Fair value of plan assets	Underfunding of accumulated benefit obligation
	€(000)	€(000)	€(000)	€(000)
December 31, 2002				
Domestic plans	27,581	26,690	22,620	4,070
Foreign plans	107,186	100,879	77,153	23,726
Total	**134,767**	**127,569**	**99,773**	**27,796**
December 31, 2001				
Domestic plans	26,515	24,960	19,763	5,197
Foreign plans	96,370	92,079	77,803	14,276
Total	**122,885**	**117,039**	**97,566**	**19,473**

Contribution Plans

The Company also maintains domestic and foreign defined contribution plans. Amounts contributed by the Company under such plans are based upon a percentage of the employee's salary or the amount of contributions made by employees. The costs associated with defined contribution plans were €67,248 thousand, €70,097 thousand, and €63,660 thousand in 2002, 2001, and 2000 respectively.

Germany maintains an unqualified employee financed plan, whereby employees may contribute a limited portion of their salary. SAP purchases and holds guaranteed fixed rate insurance contracts, which are recorded in other assets and are equal to the obligations under the plan.

(23) Other Reserves and Accrued Liabilities

	2002	2001
	€(000)	€(000)
Current and deferred taxes	594,042	476,700
Other reserves and accrued liabilities	883,980	899,847
	1,478,022	**1,376,547**

Accrued taxes include current and prior year tax obligations in the amount of €482,947 thousand and deferred tax liabilities in the amount of €111,095 thousand.

Other reserves and accrued liabilities at December 31 are as follows:

	2002	2001
	€(000)	€(000)
Other obligations to employees	507,267	540,174
Obligations to suppliers	173,782	184,174
Vacation and other absences	126,765	120,560
Customer claims	41,159	29,873
Fair value of foreign exchange contracts	11,079	2,973
Auditing and reporting costs	4,905	4,803
Warranty and service costs	4,729	4,600
Contribution to employees' accident insurance account	4,019	3,150
Other	10,275	9,540
	883,980	**899,847**

Other reserves and accrued liabilities payable after one year as of December 31, 2002 are €9,146 thousand (€5,557 thousand in 2001).

Obligations to employees relate primarily to variable bonus payments tied to earnings performance, paid out after the balance sheet date. Other obligations to employees also includes termination benefits required by law in certain foreign subsidiaries that constitute defined benefit plans under SFAS 87, "Employers' Accounting for Pensions." Such benefits are payable in a lump sum upon separation from the Company. The accrued liability for such plans amounts to €11,432 thousand as of December 31, 2002 (2001: €9,383 thousand).

Obligations to suppliers represent services received or goods purchased for which SAP has not yet been invoiced. Warranty and service cost accruals represent estimated future warranty obligations and other minor routine items provided under maintenance. SAP provides a six to 12 month warranty on its software. SAP determines the warranty accrual based on the historical average cost of fulfilling its obligations under these commitments. At December 31, 2002 and 2001, SAP accrued €4,729 thousand and €4,600 thousand respectively. The aggregate utilization of the warranty accrual in 2002 was €4,633 thousand and the aggregate warranty expense was €4,762 thousand in 2002.

(27) Other Liabilities

Other liabilities based on due dates at December 31 are as follows:

	Term less 1 year	Term between 1 and 5 years	Term more than 5 years	Balance on 12/31/2002	Balance on 12/31/2001
	€(000)	€(000)	€(000)	€(000)	€(000)
Bank loans and overdrafts	22,657	0	1,650	24,307	458,345
Advanced payments received	44,011	0	0	44,011	34,213
Accounts payable	328,826	15	0	328,841	391,208
Taxes	166,056	0	0	166,056	160,288
Social security	35,824	0	0	35,824	38,439
Other liabilities	127,711	798	21,214	149,723	127,721
	725,085	**813**	**22,864**	**748,762**	**1,210,214**

Liabilities are unsecured, excluding retention of title and similar rights customary in the industry. The bank loans and overdrafts as of 2001 relate primarily to outstanding lines of credit in Germany. Effective interest rates of bank loans and overdrafts are 5.01% and 3.86% in 2002 and 2001 respectively.

In 2001, liabilities with a remaining term not exceeding one year amounted to €1,189,774 thousand and those with a remaining term exceeding five years amounted to €19,577 thousand.

As of December 31, 2002 and 2001, SAP AG had available lines of credit totaling €980,000 thousand and €1,016,000 thousand respectively. No borrowings were made under these lines of credit in 2002 (2001: €430 million).

As of December 31, 2002 and 2001, certain of SAP's subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €204,756 thousand and €200,386 thousand respectively. Total aggregate borrowings under these lines of credit, which are guaranteed by SAP AG, amounted to €24,307 thousand at December 31, 2002 and €28,345 thousand at December 31, 2001.

(28) Deferred Income

Deferred income consists mainly of prepayments for maintenance and deferred software license revenues. Such amounts will be recognized as software, maintenance, or service revenue, depending upon the reasons for the deferral.

D. ADDITIONAL INFORMATION

(29) Supplemental Cash Flow Information

Interest paid included in net cash provided by operating activities in 2002, 2001, and 2000 was €12,858 thousand, €20,834 thousand, and €6,847 thousand respectively. Income taxes paid in fiscal 2002, 2001, and 2000, net of refunds was €366,642 thousand, €500,098 thousand, and €459,629 thousand respectively.

See the reconciliation from cash and cash equivalents to liquid assets in note 21.

(30) Contingent Liabilities

	2002	2001
	€(000)	€(000)
Guarantees and other commitments to third parties	11,329	13,713
Liabilities from the extension of collateral securities for others	4,102	642
Notes receivable sold	0	11
Guarantees and endorsements	0	1,304
	15,431	15,670

Contingent liabilities listed above have not been accrued because the associated risk of loss is not probable.

(31) Other Financial Commitments

Other financial commitments amounted to €786,562 thousand and €771,641 thousand as of December 31, 2002 and 2001, respectively, and are comprised primarily of commitments under rental and operating leases of €681,222 thousand and €660,936 thousand as of December 31, 2002 and 2001 respectively. Those commitments relate primarily to the lease of office space, cars, and office equipment. In addition, financial commitments exist in the form of purchase commitments totaling €83,277 thousand and €102,191 thousand as of December 31, 2002 and 2001 respectively. These commitments primarily relate to the construction of facilities in Germany, office equipment, and car purchase commitments. Historically, the majority of those purchase commitments have been utilized.

In October 2000, SAP Properties, a wholly owned subsidiary of SAP America, Inc. entered into a seven year lease arrangement with a sophisticated financial institution for office space and also agreed to serve as an agent to oversee the renovations of the office space. The operating lease agreement is between SAP Properties and the financial institution directly, with no involvement of any variable interest entity. Under the terms of the lease, SAP Properties is required to restrict cash equal to the amount spent by the financial institution on such renovations. See note 21. This lease is accounted for as an operating lease in accordance with SFAS 13, "Accounting for Leases."

Commitments under rental and operating leasing contracts as of December 31, 2002:

	€(000)
Due 2003	163,683
Due 2004	119,330
Due 2005	91,976
Due 2006	70,144
Due 2007	54,821
Due thereafter	181,268

Rent expense was €207,087 thousand, €208,908 thousand, and €209,172 thousand for the years ended December 31, 2002, 2001, and 2000 respectively.

(32) Litigation and Claims

The bankruptcy trustee of the U.S. company FoxMeyer Corp. ("FoxMeyer") instituted legal proceedings against SAP America, Inc. and SAP AG, in 1998. FoxMeyer was a pharmaceutical wholesaler that filed for bankruptcy protection in 1996. The discovery phase of the litigation is proceeding. While the ultimate outcome of this matter cannot be presently determined with certainty, the Company believes that FoxMeyer's claims in this action are without merit. The Company is vigorously defending against the claims and believes that this action is not likely to have a material effect on its results of operations, financial condition, or cash flows.

SAP is subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's results of operations, financial condition, or cash flows.

(33) Financial Instruments

Fair Value of Financial Instruments

The Company utilizes various types of financial instruments in the ordinary course of business. The carrying amounts and fair values of SAP's financial instruments are as follows:

	Carrying value 2002 €(000)	Fair value 2002 €(000)	Carrying value 2001 €(000)	Fair value 2001 €(000)
Marketable equity securities - available for sale	11,250	11,250	27,383	27,383
Marketable debt securities - available for sale	60,568	60,568	63,202	63,202
Marketable securities	1,349	1,349	98,143	98,143
Other loans	58,170	58,170	49,645	49,645
Bank loans and overdrafts	- 24,307	- 24,307	- 458,345	- 458,345
Derivative financial instruments				
Forward exchange contracts	28,315	28,315	- 467	- 467
Currency options	1,106	1,106	0	0
Call options (STAR hedge)	1,350	1,350	17,656	17,656
	137,801	**137,801**	**- 202,783**	**- 202,783**

The market values of these financial instruments are determined as follows:

- Marketable debt and equity securities: The fair values of marketable debt and equity securities are based upon available quoted market prices on December 31.
- Other loans, bank loans, and overdrafts: The fair values of other loans, bank loans, and overdrafts approximate their carrying values.
- Derivative financial instruments: The fair value of derivatives generally reflects the estimated amounts the Company would pay or receive to terminate the contracts at the reporting date.

Detailed information about the fair value of the Company's financial instruments is included in notes 16 and 20.

Accounting and Use of Derivative Financial Instruments

As an internationally active enterprise, the Company is subject to risks from currency fluctuations in its ordinary operations. The Company utilizes derivative financial instruments to reduce such risks as described below. The derivative financial instruments employed by the Company are exclusively marketable instruments with sufficient liquidity. The Company has established internal guidelines that govern the use of derivative financial instruments.

Foreign Exchange Risk Management

Most of SAP AG's subsidiaries have entered into license agreements with SAP AG pursuant to which each subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are generally denominated in the respective subsidiary's local currency in order to centralize foreign currency risk with SAP AG in Germany. Because these royalties are denominated in the various subsidiaries local currencies, whereas the functional currency of SAP AG is the euro, SAP AG's anticipated cash flows are subject to foreign exchange risks. In addition, the delay between the date when the subsidiary records product revenue and the date when the subsidiary remits payment to SAP AG exposes SAP AG to foreign exchange risk.

SAP enters into derivative instruments, primarily foreign exchange forward contracts and currency options, to hedge anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, these foreign exchange forward contracts offset anticipated cash flows and existing intercompany receivables relating to the countries with significant operations, including the United States, Japan, the United Kingdom, Switzerland, Canada and Australia. SAP uses foreign exchange derivatives that generally have maturities of 12 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.

Generally, anticipated cash flows represent expected intercompany amounts resulting from revenues generated within the 12 months following the purchase date of the derivative instrument. However, management infrequently extends the future periods being hedged for a period of up to two years from the purchase date of the derivative instrument based on the Company's forecasts and anticipated exchange rate fluctuations in various currencies. Management believes the use of foreign currency derivative financial instruments reduces the aforementioned risks that arise from doing business in international markets and holds such instruments for purposes other than trading.

Foreign exchange derivatives are recorded at fair value in the consolidated balance sheets. Gains or losses on derivatives designated and qualifying as cash flow hedges are included in accumulated other comprehensive income, net of tax. When intercompany accounts receivables resulting from product revenue royalties are recorded, the applicable gain or loss is reclassified to other non-operating income/expense, net. Going forward, any additional gains or losses relating to that derivative are posted to other non-operating income/expense, net until the position is closed or the derivative expires.

Net gains of €2,352 thousands are also included in earnings for the year ended December 31, 2002 (2001: net gains of €468 thousand; 2000: net losses of €4,885 thousand), reclassified from accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges because it was probable that the original forcasted transaction would not occur. It is estimated that €712 thousand of net gains included in accumulated other comprehensive income at December 31, 2002, will be reclassified into earnings during the next year. As of December 31, 2002, SAP held derivative financial instruments with a maximum term of 12 months to hedge its exposure to the variability in future cash flows for forecasted transactions.

Foreign exchange derivatives entered into by SAP to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings.

Equity Derivatives

SAP enters into call options with sophisticated financial institutions to hedge the anticipated cash flow exposure resulting from the non-vested expense relating to its various stock appreciation rights programs. The fair values recorded at December 31 represent the amount the Company would be required to pay in order to purchase a call option with those similar terms. See note 24 for additional information.

The notional values and fair values of the derivative financial instruments as of December 31 are as follows:

	Notional value	Fair value	Notional value	Fair value
	2002	2002	2001	2001
	€(000)	€(000)	€(000)	€(000)
Forward exchange contracts				
Gains	836,772	38,105	403,164	2,506
Losses	446,930	- 9,790	194,503	- 2,973
	1,283,702	**28,315**	**597,667**	**- 467**
Currency options	**83,372**	**1,106**	**0**	**0**
Call options (STAR hedge)	**n/a**	**1,350**	**n/a**	**17,656**

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. To avoid these counterparty risks, the Company conducts business exclusively with major financial institutions. SAP does not have a significant exposure to any individual counterparty.

(34) Segment Information

SAP discloses segment information in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Disclosures" ("SFAS 131"). SFAS 131 presents standards for reporting information about operating segments as well as for related disclosures about products and services and geographic areas.

SFAS 131 requires financial information about operating segments to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company's internal reporting system produces reports in which business activities are presented in a variety of ways. Based on these reports, the Executive Board, which has been identified as the chief operating decision-maker according to the criteria of SFAS 131, evaluates business activities in a number of different ways. Neither the line of business nor the geographic structure can be identified as primary. Therefore, in accordance with SFAS 131, the line of business structure is regarded as constituting the operating segments.

SAP has three operating segments: "Product", "Consulting", and "Training". The Product segment is primarily engaged in marketing and licensing the Company's software products and performing maintenance services that include technical support for the Company's products, assistance in resolving problems, and provision of user documentation, updates for software products, and new releases, versions and support packages. The Consulting segment assists customers in the implementation of SAP software products. Consulting services also include customer support in project planning, feasibility studies, analyses, organizational consulting, system adaptation, system optimization, release change and interface setup. The Training segment provides educational services on the use of SAP software products and related topics.

Accounting policies for each segment are the same as those described in the summary of significant accounting policies as disclosed in note 3, except for differences in the currency translation and stock-based compensation expenses. Under management's view, certain deferred compensation charges for settlements of stock-based compensation plans are also considered stock-based compensation. Differences in the foreign currency translation result in minor deviations between the figures reported internally and the figures reported in the financial statements. Depending on the type of service provided, SAP accounts for internal sales and transfers either on a cost basis or at current market prices.

	Product	Consulting	Training	Total
	€(000)	€(000)	€(000)	€(000)
2002				
External revenue	4,805,339	2,141,154	435,098	7,381,591
Internal revenue	464,669	513,064	83,860	1,061,593
Total revenue	**5,270,008**	**2,654,218**	**518,958**	**8,443,184**
Segment expenses	- 2,584,305	- 2,128,383	- 376,378	- 5,089,066
Segment contribution	**2,685,703**	**525,835**	**142,580**	**3,354,118**
Segment profitability	**51.0 %**	**19.8 %**	**27.5 %**	
2001				
External revenue	4,819,436	2,012,749	479,817	7,312,002
Internal revenue	480,457	445,589	118,451	1,044,497
Total revenue	**5,299,893**	**2,458,338**	**598,268**	**8,356,499**
Segment expenses	- 2,875,836	- 2,034,119	- 419,008	- 5,328,963
Segment contribution	**2,424,057**	**424,219**	**179,260**	**3,027,536**
Segment profitability	**45.7 %**	**17.3 %**	**30.0 %**	
2000				
External revenue	4,208,863	1,575,490	401,260	6,185,613
Internal revenue	118,024	379,587	67,322	564,933
Total revenue	**4,326,887**	**1,955,077**	**468,582**	**6,750,546**
Segment expenses	- 2,070,409	- 1,663,082	- 338,910	- 4,072,401
Segment contribution	**2,256,478**	**291,995**	**129,672**	**2,678,145**
Segment profitability	**52.2 %**	**14.9 %**	**27.7 %**	

Revenues

The external revenue figures for the operating segments differ from the revenue figures disclosed in the consolidated statements of income because for internal reporting purposes revenue is generally allocated to the segment that is responsible for the related project, whereas in the consolidated statements of income, revenue is allocated based on the nature of the transaction regardless of the segment it was provided by. Internal revenues comprise revenues from transactions with other parts of the Company. In 2001, internal revenues increased mainly due to a change in the intercompany allocation of support and marketing expenses.

The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:

	2002	2001	2000
	€(000)	€(000)	€(000)
Total revenue for reportable segments	8,443,184	8,356,499	6,750,546
Elimination of internal revenues	- 1,061,593	- 1,044,497	- 564,934
Other external revenues	31,225	28,503	78,808
Other differences	22	299	175
	7,412,838	**7,340,804**	**6,264,595**

Other external revenues result from services provided from outside the reportable segments. Other differences primarily comprise currency translation differences.

Segment Contribution

The segment contributions reflect only expenses directly attributable to the segments and do not represent the actual margins for the operating segments. Indirect costs such as general and administrative, research and development, information technology expenses, charges for facilities and other corporate expenses which are not allocated to the operating segments and therefore are not included in segment contribution. Charges for stock-based compensation, depreciation, and amortization of all long-lived assets are also not allocated to the operating segments. Other differences primarily relate to currency translation differences.

The following table presents a reconciliation of total segment contribution to income before income taxes and extraordinary gain as reported in the consolidated statements of income:

	2002	2001	2000
	€(000)	€(000)	€(000)
Total contribution for reportable segments	3,354,118	3,027,537	2,678,145
Contribution from activities outside the reportable segments	- 1,692,548	- 1,616,697	- 1,440,777
Stock based compensation expenses	- 35,868	- 98,377	- 440,818
Other differences	- 24	- 89	6,108
Operating income	**1,625,678**	**1,312,374**	**802,658**
Other non-operating income/ expenses, net	37,319	- 10,643	- 55,340
Finance income, net	- 555,299	- 232,974	265,551
Income before income taxes and extraordinary gain	**1,107,698**	**1,068,757**	**1,012,869**

Segment Profitability

A segment's profitability is calculated as the ratio of segment contribution to segment total revenues.

Segment Assets

The Company does not currently track assets or capital expenditures by operating segments in its internal reporting system nor is such information used by the Executive Board.

Geographic Information

The following tables present a summary of operations by geographic region. The following amounts are based on consolidated data. Therefore, the total of each of the following categories reconciles to the consolidated financial statements.

Sales by destination are based upon the location of the customer whereas sales by operation reflect the location of the SAP subsidiary responsible for the sale.

	Sales by destination			Sales by operations		
	2002	2001	2000	2002	2001	2000
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	1,654,144	1,468,726	1,237,383	1,793,961	1,615,777	1,380,439
Rest of EMEA[1]	2,394,011	2,317,456	1,836,550	2,301,660	2,211,982	1,710,632
Total EMEA	**4,048,155**	**3,786,182**	**3,073,933**	**4,095,621**	**3,827,759**	**3,091,071**
United States	1,969,748	2,084,140	1,848,281	1,954,427	2,102,136	1,877,879
Rest of America	531,880	639,980	587,287	525,657	613,503	561,973
Total America	**2,501,628**	**2,724,120**	**2,435,568**	**2,480,084**	**2,715,639**	**2,439,852**
Japan	485,939	444,090	343,600	485,605	434,163	346,708
Rest of Asia-Pacific	377,116	386,412	411,494	351,528	363,243	386,964
Total Asia-Pacific	**863,055**	**830,502**	**755,094**	**837,133**	**797,406**	**733,672**
	7,412,838	**7,340,804**	**6,264,595**	**7,412,838**	**7,340,804**	**6,264,595**

	Income before income tax			Total assets		
	2002	2001	2000	2002	2001	2000
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	450,864	802,375	288,827	1,968,456	2,276,865	1,965,450
Rest of EMEA[1]	298,442	250,458	239,773	1,301,115	1,247,286	1,235,233
Total EMEA	**749,306**	**1,052,833**	**528,600**	**3,269,571**	**3,524,151**	**3,200,683**
United States	157,393	-128,792	336,299	1,616,408	1,905,382	1,647,102
Rest of America	81,424	53,846	70,041	326,496	355,646	356,925
Total America	**238,817**	**-74,946**	**406,340**	**1,942,904**	**2,261,028**	**2,004,027**
Japan	83,767	73,840	50,359	177,624	178,411	142,468
Rest of Asia-Pacific	35,808	17,030	27,570	219,653	232,014	271,793
Total Asia-Pacific	**119,575**	**90,870**	**77,929**	**397,277**	**410,425**	**414,261**
	1,107,698	**1,068,757**	**1,012,869**	**5,609,752**	**6,195,604**	**5,618,971**

	Property, plant and equipment			Capital expenditures		
	2002	2001	2000	2002	2001	2000
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	648,828	543,954	472,900	201,799	168,964	117,758
Rest of EMEA[1]	148,564	158,284	136,353	23,924	54,593	30,143
Total EMEA	**797,392**	**702,238**	**609,253**	**225,723**	**223,557**	**147,901**
United States	208,466	257,757	215,916	21,423	58,396	46,874
Rest of America	4,876	9,791	13,608	2,235	2,592	3,960
Total America	**213,342**	**267,548**	**229,524**	**23,658**	**60,988**	**50,834**
Japan	11,019	14,476	16,009	2,424	4,230	15,197
Rest of Asia-Pacific	12,464	12,790	15,890	7,693	6,521	8,018
Total Asia-Pacific	**23,483**	**27,266**	**31,899**	**10,117**	**10,751**	**23,215**
	1,034,217	**997,052**	**870,676**	**259,498**	**295,296**	**221,950**

[1] Europe/Middle East/Africa

	Depreciation			Employees as of December 31,		
	2002	2001	2000	2002	2001	2000
	€(000)	€(000)	€(000)			
Germany	92,509	86,419	75,350	13,002	12,356	10,432
Rest of EMEA[1]	31,513	32,638	33,914	6,758	6,504	5,196
Total EMEA	**124,022**	**119,057**	**109,264**	**19,760**	**18,860**	**15,628**
United States	31,773	29,674	21,784	4,903	5,228	4,498
Rest of America	4,009	5,934	7,592	1,442	1,522	1,579
Total America	**35,782**	**35,608**	**29,376**	**6,345**	**6,750**	**6,077**
Japan	5,093	4,760	4,971	1,260	1,149	951
Rest of Asia-Pacific	6,909	9,636	11,307	2,009	2,119	1,824
Total Asia-Pacific	**12,002**	**14,396**	**16,278**	**3,269**	**3,268**	**2,775**
	171,806	**169,061**	**154,918**	**29,374**	**28,878**	**24,480**

[1] Europe/Middle East/Africa

The majority of research and development costs are occurred in Germany as SAP AG has title to the majority of internally developed software. As of December 31, 2002, approximately 69% of the research and development personnel are located in Germany, 8% in the rest of EMEA, 14% in the United States and 9% in the Asia-Pacific region.

Six groups of industry sectors generated the following total sales revenues for the year ended December 31:

	2002	2001	2000
	€(000)	€(000)	€(000)
Process industries	1,537,033	1,524,330	1,342,149
Discrete industries	1,764,154	1,807,468	1,582,676
Consumer industries	1,299,694	1,186,839	999,299
Service industries	1,765,903	1,849,741	1,578,801
Financial services	514,760	448,229	336,028
Public services	531,294	524,197	425,642
	7,412,838	**7,340,804**	**6,264,595**

In 2001, the Company allocated software revenues to specific software solutions for the first time. These allocations include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys:

	2002	2001
	€(000)	€(000)
mySAP SCM	463,966	582,892
mySAP CRM	472,966	444,918
mySAP PLM	167,988	195,963
mySAP Business Intelligence/mySAP Enterprise Portal/mySAP SRM/Marketplaces	258,981	415,922
mySAP Financials – mySAP Human Resources	926,933	940,823
	2,290,834	**2,580,518**

(35) Board of Directors

Executive Board

Membership of supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of the Company, in Germany and other countries, on December 31, 2002[1)]

Prof. Dr. h. c. Hasso Plattner
Co-Chairman and CEO
Overall responsibility for SAP's strategy and business development, product and technology strategy, marketing, global communications

Prof. Dr. Henning Kagermann
Co-Chairman and CEO
Overall responsibility for SAP's strategy and business development, consulting, customer development, industry solutions, strategic development projects

Supervisory Board, Deutsche Bank AG, Frankfurt am Main, Germany
Supervisory Board, DaimlerChrysler Services (debis) AG, Berlin, Germany
Supervisory Board, Münchener Rückversicherungs-Gesellschaft AG, Munich, Germany

Shai Agassi (from April 17, 2002)
Technology strategy

Léo Apotheker (from August 1, 2002)
Global Field Operations

Board of Directors, Enigma, Inc., Burlington, Mass., United States

Dr. Werner Brandt
Chief Financial Officer
Finance and administration

Supervisory Board, LSG Lufthansa Service Holding AG, Kriftel, Germany

Prof. Dr. Claus E. Heinrich
Development of mySAP Business Suite, labor relations at SAP

Gerhard Oswald
Global support, IT infrastructure

Dr. Peter Zencke
Development of mySAP Business Suite, coordination of research groups and SAP Labs

Supervisory Board, SupplyOn AG, Hallbergmoos, Germany

1) Memberships of supervisory boards and comparable governing bodies of subsidiaries and changes in other membership that occured during the year are shown in the financial statements of SAP AG, which can be obtained from the Company upon request.

Extended Management Board

Léo Apotheker (up to July 31, 2002)
EMEA (up to June 30, 2002)
Global Field Operations (from July 1, 2002)

Leslie Hayman
Asia-Pacific (up to June 30, 2002)
EMEA (from July 1, 2002 to February 4, 2003)
Head of Global SAP Human Resources and Education (from February 5, 2003)

Karl-Heinz Hess
Basis technology development

Martin J. Homlish (from March 19, 2002)
Global Marketing

Wolfgang Kemna
Americas (up to May 21, 2002)
Global Initiatives (from May 22, 2002)

Peter J. Kirschbauer (from September 13, 2002)
Strategic research and development projects

Klaus Kreplin (from February 12, 2003)
Development of integration platform components of SAP NetWeaver

Supervisory Board

Membership of other supervisory boards and comparable governing bodies of enterprises other than the Company, in Germany and other countries on December 31, 2002

Dietmar Hopp 2) 4) 7)
Chairperson
Managing Director, Dietmar Hopp Stiftung GmbH, Walldorf, Germany

Supervisory Board, MLP AG, Heidelberg, Germany
Supervisory Board, Actris AG, Frankfurt am Main, Germany

Helga Classen 1) 4) 7)
Deputy Chairperson
Development architect

Pekka Ala-Pietilä 5)
President, Nokia Corporation, Espoo, Finland

Willi Burbach 1) 4) 5)
Developer

Prof. Dr. Wilhelm Haarmann 2) 3) 7)
Attorney-at-law, certified public auditor, certified tax advisor, Kronberg, Germany
Managing Partner, Haarmann, Hemmelrath & Partner, Frankfurt am Main, Germany

Supervisory Board, Häussler AG, Stuttgart, Germany
Supervisory Board, Aareon AG (formerly Depfa IT Services), Mainz, Germany
Supervisory Board, Vodafone Holding GmbH (formerly Vodafone AG), Düsseldorf, Germany
Supervisory Board, Vodafone Deutschland GmbH, Düsseldorf, Germany

Bernhard Koller 1) 3)
Manager of idea management

Christiane Kuntz-Mayr 1) 5) 7)
Development manager

Klaus-Dieter Laidig 6)
Business consultant
Laidig Business Consulting GmbH, Böblingen, Germany

Supervisory Board, Heiler Software AG, Stuttgart, Germany
Supervisory Board, Varetis AG, Munich, Germany
Supervisory Board, Grau Data Storage AG, Schwäbisch Gmünd, Germany
Supervisory Board, ProSyst AG, Cologne, Germany
Supervisory Board, Bauerfeind AG, Zeulenroda, Germany
Supervisory Board, ProLeiT AG, Herzogenaurach, Germany
Board of Directors, Agile Software Corporation, San José, California, United States
Board of Directors, Latitude Communications, Santa Clara, California, United States
Board of Directors, Insevo Inc., Pleasanton, California, United States
Board of Directors, TRADOS Inc., Alexandria, Virginia, United States
Advisory Management Council, Mach HiTECH AG, Zug, Switzerland

Lars Lamadé [1) 6)]
SAP Alliance manager

Dr. Gerhard Maier [1) 2) 6)]
Development manager

Hartmut Mehdorn [4)]
Chairman of the Executive Board, Deutsche Bahn AG, Berlin, Germany

Supervisory Board, Lufthansa Technik AG, Hamburg, Germany
Supervisory Board, DB Station&Service AG, Frankfurt am Main, Germany
Supervisory Board, DB Reise&Touristik AG, Frankfurt am Main, Germany
Supervisory Board, DB Regio AG, Frankfurt am Main, Germany
Supervisory Board, DB Cargo AG, Mainz, Germany
Supervisory Board, Stinnes AG, Mülheim, Germany
Supervisory Board, DB Netz AG, Frankfurt am Main, Germany
Supervisory Board, S-Bahn München GmbH, Munich, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung Lebensversicherungsverein a.G., Cologne, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung Sach- und HUK-Versicherungsverein a.G., Cologne, Germany
Supervisory Board, Vattenfall Europe AG, Berlin, Germany
Supervisory Board, Bayerische Magnetbahnvorbereitungsgesellschaft mbH, Munich, Germany
Advisory Council, Railog GmbH, Kriftel, Germany

Prof. Dr. Dr. h. c. mult. August-Wilhelm Scheer [5) 6)]
Director of the Institute for Information Systems at the German Research Center of Artificial Intelligence (DFKI), Saarbrücken, Germany

Supervisory Board, IDS Scheer AG, Saarbrücken, Germany
Supervisory Board, abaXX Technology AG, Stuttgart, Germany
Supervisory Board, imc information multimedia communication AG, Saarbrücken, Germany
Board of Trustees, Hasso Plattner Stiftung für Softwaresystemtechnik, Potsdam, Germany

Dr. Barbara Schennerlein [1) 7)]
Consultant

Stefan Schulz [1) 3) 5)]
Consultant

Dr. Dieter Spöri [7)]
Head of Corporate Representation Federal Affairs, DaimlerChrysler AG, Berlin, Germany

Advisory Council, Contraf Nicotex Tobacco GmbH, Heilbronn, Germany

Dr. h. c. Klaus Tschira [3)]
Managing Director, Klaus Tschira Foundation gGmbH, Heidelberg, Germany

Supervisory Board, Lion bioscience AG, Heidelberg, Germany
Supervisory Board, SRH Learnlife AG, Heidelberg, Germany
Member of the Senate, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V., Munich, Germany

1) Elected by the employees
2) Member of the Company's Compensation Committee
3) Member of the Company's Audit Committee
4) Member of the Company's Mediation Committee
5) Member of the Company's Technology Committee
6) Member of the Company's Finance and Investment Committee
7) Member of Company's General Committee

Remuneration of the Supervisory Board

Under SAP AG's articles of incorporation the members of the Supervisory Board shall, in addition to the reimbursement of their expenditures, receive remuneration composed of a fixed element and a variable element. The variable element is dependent upon the distributed dividends. Both the fixed and the variable remuneration are higher for the chairperson and the deputy chairperson than for the other members.

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Shareholders' Meeting on May 9, 2003, the total annual remunerations of the Supervisory Board members for the year ended December 31, 2002, are as follows:

	2002
	€(000)
Dietmar Hopp (Chairperson)	105[1]
Helga Classen (Deputy chairperson)	78
Willi Burbach	52
Prof. Dr. Wilhelm Haarmann	52
Bernhard Koller	52
Christiane Kuntz-Mayr (Member from May 3, 2002)	35
Klaus-Dieter Laidig	52
Lars Lamadé (Member from May 3, 2002)	35
Dr. Gerhard Maier	52
Hartmut Mehdorn	52
Pekka Ala-Pietilä (Member from May 3, 2002)	30
Prof. Dr. Dr. h. c. mult. August-Wilhelm Scheer (Member from May 3, 2002)	35
Dr. Barbara Schennerlein	52
Stefan Schulz (Member from May 3, 2002)	35
Alfred Simon (Member until May 3, 2002)	22
Dr. Dieter Spöri	52
Dr. h. c. Klaus Tschira	52
	843
thereof fixed remuneration	468
thereof variable remuneration	375

[1] Dietmar Hopp donated the fixed portion of his remuneration, which has already been paid out, to charity immediately on receiving it. He has announced that he will do the same with the variable portion of his remuneration.

The total annual remuneration of the Supervisory Board for the year ended December 31, 2001 amounted to €560 thousand. This amount includes €80 thousand fixed and €480 thousand variable remuneration. The difference between the total remuneration for 2002 and 2001 results from the increase in the number of members from 12 to 16 and from a change in the remuneration terms which was approved by the annual shareholders' meeting on May 3, 2002.

The Supervisory Board members do not receive any stock based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive stock-based compensation, such compensation is for their services as employees only and unrelated to their status as members of the Supervisory Board.

Remuneration of the Executive Board

The members of the Executive Board receive for their services salaries, stock-based awards under SAP's stock based compensation plans and certain non-cash benefits. Details and amounts of the remuneration are determined by the Supervisory Board's compensation committee.

The Executive Board members' salaries consist of a fixed element and a variable bonus. The variable bonus depends on the achievement of the Company's overall target "operating income before stock based compensation and acquisition-related charges".

For the fiscal year 2002, the members of the Executive Board received the following remuneration (including salaries, cash value of non-cash benefits and insurance premiums):

	2002
	€(000)
Prof. Dr. h. c. Hasso Plattner (Co-Chairman and CEO)	1,748
Prof. Dr. Henning Kagermann (Co-Chairman and CEO)	1,301
Shai Agassi (Member from April 17, 2002)	666
Léo Apotheker (Member from August 1, 2002)	379
Dr. Werner Brandt	722
Prof. Dr. Claus E. Heinrich	919
Gerhard Oswald	920
Dr. Peter Zencke	929
	7,584
thereof fixed remuneration	3,557
thereof variable remuneration	4,027

The amounts stated for members who joined the Executive Board in the course of 2002 do only represent their remuneration for the period since their nomination.

The total annual remuneration (including salaries, cash value of non-cash benefits and insurance premiums) of the Executive Board for the year ended December 31, 2001 amounted to €8,085 thousand. This amount includes €3,044 thousand fixed and €5,041 thousand variable remuneration. The difference between the total remuneration for 2002 and 2001 results, among other factors, from a lower variable renumeration. The 2002 figures are also impacted by the increase in the number of members from six to eight.

During the fiscal year 2002 the members of the Executive Board received the following awards granted under the LTI 2000 Plan:

	Stock options	Convertible bonds
Prof. Dr. h. c. Hasso Plattner (Co-Chairman and CEO)	-	-
Prof. Dr. Henning Kagermann (Co-Chairman and CEO)	-	90,000
Shai Agassi (Member from April 17, 2002)	-	-
Léo Apotheker (Member from August 1, 2002)	-	-
Dr. Werner Brandt	-	30,000
Prof. Dr. Claus E. Heinrich	-	50,000
Gerhard Oswald	31,250	25,000
Dr. Peter Zencke	-	50,000
	31,250	**245,000**

For the members who joined the Executive Board during 2002 these figures do not include any stock options and convertible bonds that were granted before their appointment to the board.

The fair value at the granting date of the stock options and convertible bonds granted to the Executive Board members were €55.11 per option and €68.89 per bond. The contractual life of the stock options and convertible bonds is 10 years.

During the fiscal year 2002, the members of the Executive Board exercised awards granted under the LTI 2000 Plan as follows:

	Stock options		Convertible bonds	
	Number of stock options	Weighted average exercise price per option	Number of convertible bonds	Weighted average exercise price per bond
		€		€
Dr. Peter Zencke	6,775	81.72	-	-
	6,775	**81.72**	**-**	**-**

As of December 31, 2002, the members of the Executive Board held the following stock options granted under the LTI 2000 Plan:

		Exercisable as of December 31, 2002		Not exercisable as of December 31, 2002		Total	
	Exercise price (in €)	Number of options	Weighted average remaining contractual life (in years)	Number of options	Weighted average remaining contractual life (in years)	Number of options	Weighted average remaining contractual life (in years)
Prof. Dr. h. c. Hasso Plattner (Co-Chairman and CEO)	-	-	-	-	-	-	-
Prof. Dr. Henning Kagermann (Co-Chairman and CEO)	54.22	9,250	7.14	18,782	7.14	28,032	7.14
	65.88	-	-	39,375	8.14	39,375	8.14
Shai Agassi (Member from April 17, 2002)	-	-	-	-	-	-	-
Léo Apotheker (Member from August 1, 2002)	81.39	-	-	21,875	9.14	21,875	9.14
Dr. Werner Brandt	65.88	-	-	6,250	8.14	6,250	8.14
Prof. Dr. Claus E. Heinrich	54.22	6,775	7.14	13,757	7.14	20,532	7.14
	65.88	-	-	27,500	8.14	27,500	8.14
Gerhard Oswald	54.22	6,775	7.14	13,757	7.14	20,532	7.14
	65.88	-	-	27,500	8.14	27,500	8.14
	81.39	-	-	31,250	9.14	31,250	9.14
Dr. Peter Zencke	54.22	-	-	13,757	7.14	13,757	7.14
	65.88	-	-	27,500	8.14	27,500	8.14
		22,800		**241,303**		**264,103**	

The strike prices for stock options listed above reflect the prices that an Executive Board member would have to pay for one SAP ordinary share upon exercising the stock option on December 31, 2002. The strike prices vary based upon the outperformance of the SAP ordinary share price appreciation versus the appreciation of the Goldman Sachs Technology Software Index.

As of December 31, 2002, the members of the Executive Board held the following convertible bonds granted under the LTI 2000 Plan:

		Exercisable as of December 31, 2002		Not exercisable as of December 31, 2002		Total	
	Exercise price (in €)	Number of convertible bonds	Weighted average remaining contractual life (in years)	Number of convertible bonds	Weighted average remaining contractual life (in years)	Number of convertible bonds	Weighted average remaining contractual life (in years)
Prof. Dr. h. c. Hasso Plattner (Co-Chairman and CEO)	–	–	–	–	–	–	–
Prof. Dr. Henning Kagermann (Co-Chairman and CEO)	290.32	7,400	7.14	15,025	7.14	22,425	7.14
	191.25	–	–	31,500	8.14	31,500	8.14
	151.50	–	–	90,000	9.14	90,000	9.14
Shai Agassi (Member from April 17, 2002)	–	–	–	–	–	–	–
Léo Apotheker (Member from August 1, 2002)	290.32	7,870	7.14	15,980	7.14	23,850	7.14
	191.25	–	–	30,000	8.14	30,000	8.14
	151.50	–	–	17,500	9.14	17,500	9.14
Dr. Werner Brandt	191.25	–	–	5,000	8.14	5,000	8.14
	151.50	–	–	30,000	9.14	30,000	9.14
Prof. Dr. Claus E. Heinrich	290.32	5,420	7.14	11,005	7.14	16,425	7.14
	191.25	–	–	22,000	8.14	22,000	8.14
	151.50	–	–	50,000	9.14	50,000	9.14
Gerhard Oswald	290.32	5,420	7.14	11,005	7.14	16,425	7.14
	191.25	–	–	22,000	8.14	22,000	8.14
	151.50	–	–	25,000	9.14	25,000	9.14
Dr. Peter Zencke	290.32	5,420	7.14	11,005	7.14	16,425	7.14
	191.25	–	–	22,000	8.14	22,000	8.14
	151.50	–	–	50,000	9.14	50,000	9.14
		31,530		**459,020**		**490,550**	

The strike prices for convertible bonds listed above reflect the prices that an Executive Board member would have to pay for one SAP ordinary share upon conversion of the bond. The strike prices are fixed and equal the market price of an ordinary share as quoted on the day immediately preceding the granting of the convertible bond.

As of December 31, 2002, 2001 and 2000, the Company did not provide any loans, warranties or guarantees to members of the Executive Board and Supervisory Board.

The projected benefit obligation as of December 31, 2002 for former Executive Board members was €1,507 thousand (2001: €1.396 thousand).

Shareholdings of members of the Supervisory Board and Executive Board

The number of SAP AG shares owned by Dietmar Hopp (Chairman of the Supervisory Board), Hasso Plattner (Co-Chairman of the Executive Board), and Klaus Tschira (Member of the Supervisory Board), their family members and related entities are disclosed in note 23. All other members of the Supervisory Board and the Executive Board own less than 1% of SAP AG shares.

In 2002 SAP received from members of the Supervisory Board and Executive Board and spouses, registered partners for life, parents, and children of board members the following notifications under section 15a of the German Securities Trade Act regarding acquisitions and sales of SAP shares (directors dealing):

Acquisitions of SAP shares (WKN 716460/ISIN DE 0007 164 600)			
Notifying Party	Transaction Date	Number of shares	Price per share (€)
Oliver Hopp, Walldorf, Germany	July 22, 2002	64,700	72.11
	July 23, 2002	83,737	72.09
	July 24, 2002	263,763	71.30
	July 25, 2002	37,800	71.99
	July 26, 2002	50,000	70.41
Daniel Hopp, Walldorf, Germany	July 24, 2002	282,700	69.51
	July 25, 2002	90,700	71.98
	July 26, 2002	126,600	71.39

(36) Related Party Transactions

Certain board members of SAP AG currently held or have held within the last year positions of significant responsibility with other entities as presented in note 35. The Company has relationships with certain of these entities in the ordinary course of business, whereby it buys and sells a wide variety of services and software at arm's length.

On May 2, 2002, SAP agreed to purchase the assets of Menahel – Management Data and Business Accounting Ltd. ("Menahel"), seated in the State of Israel, including all business intellectual property, contracts, software and related know-how and substantially all of Menahel's workforce for US$ 7.5 million. Menahel has been renamed to SAP Manage Ltd.. Mr. Reuven Agassi, father of SAP AG Executive Board Member Shai Agassi, was the managing director as well as the indirect owner of one of Menahel's largest shareholders.

Prof. Dr. Wilhelm Haarmann is a partner in Haarmann Hemmelrath & Partner, which serves infrequently as special German tax counsel and counsels SAP AG with regard to other legal matters.

At December 31, 2002 the Company held no note receivables from any member of the Executive Board and Supervisory Board. There were no significant transactions between the Company and the major shareholders as outlined in note 23.

(37) Significant Differences Between German and U.S. Accounting Principles

Introduction

Because SAP AG is a German holding corporation that owns the majority of voting rights in other enterprises, it is generally obliged to prepare consolidated financial statements in accordance with the accounting regulations set out in the German Commercial Code (Handelsgesetzbuch) ("HGB"). HGB, section 292a offers an exemption from this obligation if consolidated financial statements are prepared and published in accordance with an internationally accepted accounting principle (U.S. GAAP or IFRS). To make use of this exemption, the Company is required to describe the significant differences between the accounting methods applied and German accounting methods.

Fundamental Differences

German HGB accounting rules ("German GAAP") and U.S. GAAP are based on fundamentally different perspectives. While accounting under German GAAP emphasizes the principle of prudence and creditor protection, providing all relevant information to investors in order to facilitate future investment decision-making is a primary emphasis of U.S. GAAP.

Revenue Recognition

Under German GAAP, payment terms generally have no impact on revenue recognition. Under SOP 97-2, extended payment terms may indicate that license fees are not fixed and determinable and should therefore be recognized as payments become due.

Generally, software maintenance agreements are executed in conjunction with the software license agreement. Maintenance fees are mostly based upon a standard percentage of the related software license fee. Under German GAAP, the expected costs of the maintenance service are accrued if a free-of-charge service period is provided. SOP 97-2 regards both maintenance fees below the standard percentage and the provision of free maintenance service as discounts to be considered in recognizing software revenue. Therefore, the fair market value of nonstandard maintenance arrangements including free service periods reduce the related software license revenue and is recognized as maintenance revenue when such services are provided in subsequent periods.

Deferred Taxes

Under German GAAP, deferred tax assets are not recorded for net operating losses. Under U.S. GAAP, deferred tax assets are recorded for net operating losses and a valuation allowance is established when it is more likely than not that deferred tax assets will not be realized.

STAR Plan

The STAR plan rewards selected employees based on the appreciation of SAP AG's share price over a predetermined period of time. The compensation arising from this measurement period is paid to participants in several installments. Under German GAAP, the total expense is recognized in the year the STARs were granted. In addition, the accrual is based on the share appreciation through the last date available before the completion of SAP AG's financial statements. Under U.S. GAAP, the expense is recognized over a period beginning with the granting of the STARs and ending with the payment of the last installment. In addition, the accrual is based on the SAP share appreciation through December 31.

LTI 2000 Plan

Under German GAAP, the Company records expense over the vesting period only to the extent the Company provides shares it acquired from the market to the participant upon conversion or exercise. The expense amount is based upon the intrinsic value of convertible bonds or stock options on the reporting date. No expense is recorded if the Company issues shares from contingent capital to the participant. Under U.S. GAAP, no expense is recorded for convertible bonds issued since the grant price is equal to the fair market value of an SAP AG ordinary share on the date of grant. Because the exercise price for stock options is variable, U.S. GAAP requires recognition of an expense over the vesting period based upon the stock options' intrinsic value on the reporting date.

Goodwill and Intangible Assets

According to German GAAP, goodwill and intangible assets acquired in business combinations are capitalized and subject to amortization and impairment testing. According to SFAS 142, goodwill and intangible assets with an indefinite life acquired in business combinations are only subject to impairment testing but not to amortization.

Marketable Securities

Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or market value at the balance sheet date. Unrealized losses are included in earnings. Under U.S. GAAP, marketable debt and equity securities are categorized as either trading, available for sale, or held to maturity. The Company's securities are considered to be either trading or available for sale and, therefore, are valued under U.S. GAAP at fair market value as of the balance sheet date. Unrealized gains and losses for available-for-sale securities are reported net of tax in accumulated other comprehensive income. A write-down in the value through a charge to finance expense occurs if a decline in market value is deemed to be other than temporary, that is, if the fair market value remains below cost for an extended period. Unrealized gains and losses from trading securities are included in earnings.

Derivative Financial Instruments

Under German GAAP, most derivatives are not recorded on the balance sheet. Unrealized gains are not recognized; unrealized losses are accrued. Under SFAS 133, derivatives are recorded on the balance sheet at their fair value. Gains or losses on derivatives qualifying as cash flow hedges are reported in accumulated other comprehensive income net of tax and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

Employee Discounted Stock Purchase Program

Under certain employee discounted stock purchase programs, SAP employees are provided a discount on the purchase of SAP shares. Under German GAAP, discounts provided under these programs are expensed whereas under U.S. GAAP, discounts provided are recorded as a direct reduction of additional paid-in capital.

Treasury Stock

According to German GAAP, treasury stock is considered a marketable security and is valued at the lower of cost or market at the balance sheet date. Unrealized and realized losses and realized gains are included in earnings. Under U.S. GAAP, treasury stock is recorded at cost within shareholder's equity. Changes in value, whether realized or unrealized, are not recognized.

Retroactive Application of the Equity Method

Under German GAAP, surpassing a 20% ownership in an equity investee would not lead to a retroactive application of the equity method, whereas under U.S. GAAP such application is required.

(36) German Code of Corporate Governance

The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, the German Stock Corporate Act, section 161, requires that listed companies publicly state every year the extent to which they comply with them. Companies can deviate from the suggestions without having to make any public statements.

In 2002 the Executive Boards and Supervisory Boards both of SAP AG and SAP's publicly traded subsidiary SAP Systems Integration AG issued the required compliance statements. These statements are available on the websites of the two companies.

(39) Subsidiaries, Associated Companies and Other Investments

as of December 31, 2002

Name and location of company	Ownership %	Sales revenues in 2002[1] €(000)	Net income/ loss (-) for 2002[1] €(000)	Equity as of Dec. 31, 2002[1] €(000)	Number of employees as of Dec. 31, 2002[2]
I. Affiliated Companies					
Germany					
SAP Deutschland AG & Co. KG, Walldorf	100	1,554,513	362,506	449,195	2,984
SAP Systems Integration AG, Dresden[6]	68	237,497	13,017	242,915	1,471
SAP Retail Solutions GmbH & Co. KG, St. Ingbert[4]	100	83,624	12,004	30,079	578
Steeb Anwendungssysteme GmbH, Abstatt	100	42,711	4,072	5,016	212
SAP Portals Europe GmbH, Walldorf[4, 5]	100	35,617	- 55,648	100,568	0
COPA GmbH, Wesel[3, 4]	50	22,738	1,675	1,761	158
SAP Hosting AG & Co. KG, St. Leon-Rot	100	15,410	- 4,705	- 1,246	115
SAP Learning Solutions GmbH, Immenstaad	100	3,692	703	1,404	23
SAP Beteiligungs GmbH, Walldorf	100	3	3	31	0
SAP Software Holding GmbH, St. Ingbert	100	0	5,266	12,875	0
SAPHosting Beteiligungs GmbH, St. Leon-Rot	100	0	0	25	0
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100	0	2	35	0
SAP Investment- und Beteiligungs GmbH, Mannheim	100	0	8	36	0
e-SAP.de Beteiligungs GmbH, Walldorf	100	0	0	27	0
SAP Portals Holding Beteiligungs GmbH, Walldorf[4]	100	0	- 1	639,611	0
sky7home GmbH, Walldorf	100	0	0	25	0
SAP Beteiligungsverwaltungs GmbH, Walldorf	100	0	0	105	0
SAP System Integration Consulting GmbH, Walldorf[4]	100	0	- 5	10	0
Rest of Europe / Middle East / Africa					
SAP (UK) Limited, Feltham/Great Britain	100	405,421	39,813	83,835	644
SAP FRANCE S.A., Paris/France	100	325,015	21,378	29,996	663
SAP (Schweiz) AG, Biel/Switzerland	100	322,560	47,595	119,343	566
SAP ITALIA Sistemi, applicazioni, prodotti in data processing s.p.a., Milan/Italy[4]	100	208,780	20,952	66,028	419
SAP Nederland B.V., 's Hertogenbosch/The Netherlands	100	180,600	19,296	56,786	396
SAP Österreich GmbH, Vienna/Austria	100	126,748	11,129	30,091	389
SAP España Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid/Spain[4]	100	120,220	11,103	41,528	296
SAP Belgium N.V.-S.A., Brussels/Belgium[4]	100	86,450	- 3,773	24,886	229
SAP Svenska Aktiebolag, Stockholm/Sweden	100	83,083	843	9,740	182
SAP Danmark A/S, Copenhagen/Denmark	100	78,615	3,046	14,518	212
SAP Finland Oy, Espoo/Finland	100	66,961	1,282	13,426	157
SAP Portugal - Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Paco d'Arços/Portugal	100	58,494	235	11,105	135
SAP (Africa) (Proprietary) Limited, Woodmead/South Africa	100	53,623	5,070	12,228	286
SAP ČR, spol. s.r.o., Prague/Czech Republic	100	52,689	3,039	14,338	180
LLC "SAP C.I.S. and Baltic States", Moscow/Russia	100	40,302	7,957	13,643	229
SAP Portals Israel Ltd., Ra'anana/Israel[4]	100	38,188	15,992	12,868	173
SAP Norge AS, Lysaker/Norway	100	36,878	1,395	10,458	88
SAP Polska Sp. z.o.o., Warsaw/Poland	100	35,500	- 1,410	6,727	155
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest/Hungary	100	34,079	- 478	9,514	132

as of December 31, 2002 Name and location of company	Ownership %	Sales revenues in 2002[1)] €(000)	Net income/ loss (-) for 2002[1)] €(000)	Equity as of Dec. 31, 2002[1)] €(000)	Number of employees as of Dec. 31, 2002[2)]
SAP Hellas "Systems Application and Data Processing S.A.", Athens/Greece	100	27,552	- 777	2,633	197
SAP Service and Support Centre (Ireland) Limited, Dublin/Ireland	100	26,002	6,161	11,526	267
SAP Public Services (Pty) Ltd., Woodmead/South Africa[4)]	70	25,142	2,606	4,799	46
SAP Slovensko s.r.o., Bratislava/Slovakia	100	14,858	1,509	5,422	42
SAP Labs France S.A., Mougins/France	100	13,123	319	3,076	137
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana/Slovenia	100	8,939	1,295	1,258	21
SAP Türkiye Yazilim Üretim ve Tic. A.S., Istanbul/Turkey	100	8,506	402	763	26
SAP Systems Integration (Schweiz) AG, Frauenfeld/Switzerland[4)]	100	8,007	162	828	10
SAP Portals UK, Feltham/Great Britain[4)]	100	7,260	- 545	95	0
SYNTONY S.A., Dardilly/France[4)]	100	6,114	163	942	50
SAP Labs Israel Ltd., Industrial Area Herzliya/Israel	100	5,392	189	2,288	38
SAP Ireland Limited, Dublin/Ireland	100	4,887	- 1,617	- 618	13
SAP Manage Ltd., Tel Aviv/Israel[3)]	100	4,757	116	175	108
SAP d.o.o., Zagreb/Croatia	100	3,532	44	398	15
SAP Labs Bulgaria EOOD, Sofia/Bulgaria	100	2,914	95	187	112
SAP Bulgaria EOOD, Sofia/Bulgaria[4)]	100	2,123	- 150	- 2,125	10
SAP Nigeria Ltd, Lagos/Nigeria[4)]	100	1,923	- 221	- 332	2
SAP Cyprus Ltd., Nicosia/Cyprus[4)]	100	1,270	- 1,077	- 707	10
LLC "SAP Ukraine", Kiev/Ukraine	100	1,065	123	351	15
Ambin Properties (Pty) Ltd., Woodmead/South Africa[4)]	100	3	0	- 1	0
IthinQ.com (Pty) Ltd., Woodmead/South Africa[4)]	60	1	6	- 147	0
SAP Portals Nederland B.V., 's Hertogenbosch/ The Netherlands	100	0	- 903	- 2,940	0
KGM 46 Investments (Pty) Limited, Woodmead/ South Africa[4)]	100	0	0	0	0
Americas					
SAP America, Inc., Newtown Square/USA	100	1,821,494	89,906	855,397	3,365
SAP Markets, Inc. i.L., Palo Alto/USA	100	237,974	141,965	0	0
SAP Canada Inc., North York/Canada	100	227,480	27,087	95,215	554
SAP Public Services, Inc., Washington D.C./USA[4)]	100	194,861	- 6,283	- 51,679	232
SAP Labs, LLC, Palo Alto/USA[4)]	100	185,455	1,198	44,226	1,041
SAP Brasil Ltda., São Paulo/Brazil	100	113,560	3,072	10,058	379
SAP México, S.A. de C.V., Mexico City/Mexico	100	101,362	11,403	26,013	189
SAP Global Marketing Inc., Delaware/USA	100	97,956	992	7,102	140
SAP ANDINA Y DEL CARIBE C.A., Caracas/Venezuela	100	69,382	9,543	18,882	153
SAP ARGENTINA S.A., Buenos Aires/Argentina	100	39,654	1,232	8,361	167
SAP Systems Integration America, LLC., Atlanta/USA[4)]	100	35,732	2,907	10,837	107
SAP International, Inc., Miami/USA[4)]	100	17,110	826	1,064	18
SAP Properties, Inc., Newtown Square/USA[4)]	100	4,208	160	204	0
SAP Systems Integration America Holding, Inc., Newtown Square/USA[4)]	100	0	- 1,119	2,830	0
SAP Investments, Inc., Wilmington/USA[4)]	100	0	5,461	647,761	0

as of December 31, 2002

Name and location of company	Ownership %	Sales revenues in 2002[1] €(000)	Net income/ loss (-) for 2002[1] €(000)	Equity as of Dec. 31, 2002[1] €(000)	Number of employees as of Dec. 31, 2002[2]
Asia / Pacific					
SAP JAPAN Co., Ltd., Tokyo/Japan	100	505,751	49,142	107,726	1,260
SAP AUSTRALIA PTY LTD, Sydney/Australia	100	115,893	8,825	13,481	330
SAP Asia Pte. Ltd., Singapore	100	65,006	- 4,536	7,575	307
SAP INDIA SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING PRIVATE LIMITED, Bangalore/India	100	44,335	15,276	33,822	184
SAP Korea Limited, Seoul/Korea	100	37,392	- 9,041	1,096	211
SAP MALAYSIA SDN. BHD., Kuala Lumpur/Malaysia	100	31,744	4,859	9,765	74
SAP (Beijing) Software System Co., Ltd., Beijing/China	100	28,185	643	1,267	180
SAP HONG KONG CO. LIMITED, Taikoo Shing/Hong Kong	100	18,525	2,273	4,849	45
SAP Labs India Private Limited, Bangalore/India	100	15,450	384	5,669	506
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok/Thailand	100	14,751	2,504	8,629	33
SAP NEW ZEALAND LIMITED, Auckland/New Zealand	100	13,573	849	3,731	23
SAP Taiwan Co., Ltd., Taipei/Taiwan	100	12,557	- 1,203	7,520	49
PT SAP Indonesia, Jakarta/Indonesia	100	11,870	2,845	5,267	34
SAP Philippines, Inc., Makati City/Philippines	100	7,203	1,848	1,393	32
SAPMARKETS ASIA PACIFIC SOLUTIONS PTE LTD, Singapore[4]	100	1,117	- 3,279	- 8,216	1
SAP India (Holding) Pte. Ltd., Singapore	100	0	- 12	338	0
II. Associated Companies					
Commerce One, Inc., Pleasanton/USA	20.0	111,090	- 620,920	49,993	779
Global Virtual Marketplace GmbH, Munich/Germany	50.0	166	- 2,832	9,268	6
ec4ec.GmbH, Düsseldorf/Germany	20.0	170	- 10,600	2,300	6
SAP LEARNING SOLUTIONS PTE LTD, Singapore	40.0	3,311	- 192	- 1,053	18
Pandesic LLC i.L., Newtown Square/USA	50.0	0	0	0	0

as of December 31, 2002

Name and location of company
III. Other investments (ownership of five or more percent)
ABACO P.R., Inc., Roswell/USA
Achilles Group Ltd., Oxon/Great Britain
Catalyst International Inc., Milwaukee/USA[6]
cc-chemplorer Ltd., Dublin/Ireland
Centrade, a.s., Prag/Czech Republic
CoVia Technologies Inc., Mountain View/USA
CPGmarket.com SA, Geneva/Switzerland
Datria Systems Inc., Englewood/USA
DFKI GmbH, Kaiserslautern/Germany
e-millennium 1 GmbH & Co. KG, Munich/Germany
Grau Data Storage AG, Schwäbisch Gmünd/Germany
Human Resource Management & Consulting Co. Ltd., Tokyo/Japan
imc information multimedia communication GmbH, Saarbrücken/Germany
Intalio Inc., San Mateo/USA
Iwaytrade.com - Serviços de Informação, S.A., Lisbon/Portugal
Jet2Web Bizmarket e-Business Services GmbH, Vienna/Austria
Marketline Internet Szolgáltató Részvénytársaság, Budapest/Hungary
mysaar.com Betreibergesellschaft mbH & Co. KG, Saarbrücken/Germany
mysaar.com Betreibergesellschaft Verwaltungs GmbH, Saarbrücken/Germany
Onventis GmbH, Stuttgart/Germany
Ops Technology Inc., San Francisco/USA
Orbian Corp., Bermuda/USA
Powersim Corporation, Virginia/USA
ProSyst Software AG, Cologne/Germany
Realize Corporation, Tokyo/Japan
SALT AG, Würzburg/Germany
SupplyOn AG, Hallbergmoos/Germany
UTILITePlace AG, Hamburg/Germany
VCB Virtueller Campus Bayern GmbH, Hof (Saale)/Germany
Venture Beteiligungs GbR, Stuttgart/Germany
YellowMap AG, Karlsruhe/Germany

[1] These figures do not include eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the consolidated financial statements.
[2] As of December 31, 2002, including managing directors
[3] Consolidated for the first time in 2002
[4] Represents a wholly or majority owned entity of a subsidiary
[5] Includes eSAP GmbH & Co. KG, Walldorf which was merged into this new company.
[6] Publicly held company

Walldorf, February 21, 2003

SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte in der Datenverarbeitung
Walldorf/Baden

Executive Board



Plattner



Kagermann



Agassi



Apotheker



Brandt



Heinrich



Oswald



Zencke

FINANCIAL STATEMENTS OF SAP AG 2002 (SHORT VERSION)

(Prepared in accordance with German GAAP-HGB)

INCOME STATEMENT

	2002	2001
	€(000)	€(000)
Total revenue	2,773,697	2,603,803
Other operating income	666,876	138,466
Cost of services and materials	- 790,124	- 695,807
Personnel expenses	- 619,455	- 508,592
Depreciation and amortization	- 221,319	- 95,651
Other operating expenses	- 921,065	- 781,376
Finance income	- 375,805	340,713
Income from ordinary activities	512,805	1,001,556
Extraordinary income	0	487,400
Income taxes	- 235,712	- 419,114
Net income	277,093	1,069,842

BALANCE SHEET

	12/31/2002	12/31/2001
	€(000)	€(000)
Intangible assets	585,815	24,647
Property, plant and equipment	572,483	463,498
Financial assets	1,628,773	2,316,830
Fixed assets	2,787,071	2,804,975
Inventories	2,952	24,045
Accounts receivable	961,674	999,587
Marketable securities	265,546	166,195
Liquid assets	111,324	36,156
Non-fixed assets	1,341,496	1,225,983
Deferred taxes	22,567	18,685
Prepaid expenses and deferred charges	19,902	19,554
Total assets	4,171,036	4,069,197
Shareholders' equity	2,278,810	2,178,338
Reserves and accrued liabilities	579,896	470,913
Other liabilities	1,309,110	1,416,966
Deferred income	3,220	2,980
Total shareholders' equity and liabilities	4,171,036	4,069,197

The complete Financial Statements and unqualified auditors' report for SAP AG are published in the Bundesanzeiger (German Federal Gazette) and deposited with the Commercial Registry of the Heidelberg Municipal Court. They can be obtained from SAP AG on request.

FIVE YEAR SUMMARY

SAP Group

(in millions of €, unless otherwise stated)	1998	1999	2000	2001	2002
Total revenue	**4,315.6**	**5,110.2**	**6,264.6**	**7,340.8**	**7,412.8**
% generated by foreign subsidiaries	80 %	77 %	78 %	78 %	76 %
% product revenue	63 %	61 %	66 %	64 %	64 %
per employee (in thousands of €)	249	244	268	267	250
Operating income	**900.8**	**796.2**	**802.7**	**1,312.4**	**1,625.7**
Operating income excluding stock-based compensation and TopTier acquisition costs	917.1	936.5	1,243.5	1,471.0	1,686.0
Operating margin	21 %	16 %	13 %	18 %	22 %
Operating margin excluding stock-based compensation and TopTier acquisition costs	21 %	18 %	20 %	20 %	23 %
Financial income, net	**14.0**	**235.2**	**265.6**	**- 233.0**	**- 555.3**
Interest income, net	31.1	31.2	59.2	33.7	24.8
Loss from associated companies	- 16.1	- 19.6	- 96.9	- 165.5	- 394.0
Other finance income/loss, net	- 1.0	223.6	303.3	- 101.2	- 186.1
Net income	**526.9**	**601.0**	**615.7**	**581.1**	**508.6**
Return on equity (net income as a % of average equity)	32 %	27 %	22 %	19 %	17 %
Income before income tax	932.0	980.3	1,012.9	1,068.8	1,107.7
Return on sales (income before income tax as a % of total revenue)	22 %	19 %	16 %	15 %	15 %
Total assets	**3,445.9**	**4,826.9**	**5,619.0**	**6,195.6**	**5,609.8**
Fixed assets	**903.9**	**1,524.0**	**1,623.7**	**2,203.5**	**1,638.6**
Intangible assets	74.6	119.9	116.1	499.4	440.8
Property, plant & equipment	645.4	794.3	870.7	997.0	1,034.2
Financial assets	183.9	609.8	636.9	707.1	163.6
Non-fixed assets incl. deferred taxes, prepaid expenses and deferred charges	**2,542.0**	**3,302.9**	**3,995.3**	**3,992.1**	**3,971.2**
Inventories	2.8	3.1	5.8	4.6	10.7
Accounts receivable	1,573.0	1,845.6	2,198.3	2,211.6	1,967.1
Liquid assets	670.2	810.3	1,086.7	866.1	1,237.9
Other non-fixed assets incl. deferred taxes, prepaid expenses and deferred charges	296.0	643.9	704.5	909.8	755.5
Shareholders' equity (incl. temporary equity)	**1,818.3**	**2,559.4**	**2,926.6**	**3,109.5**	**2,872.1**
as a % of fixed assets	201 %	168 %	180 %	141 %	175 %
Subscribed capital	267.3	267.8	314.7	314.8	315.0
Other shareholders' equity	1,551.0	2,291.6	2,202.4	2,794.7	2,557.1
Temporary equity	0.0	0.0	409.5	0.0	0.0
Liabilities (incl. deferred charges and minority interest)	**1,627.6**	**2,267.5**	**2,692.4**	**3,086.1**	**2,737.7**
Long-term liabilities	170.0	483.6	181.5	288.3	310.7
Current liabilities	1,457.6	1,783.9	2,510.9	2,797.8	2,427.0

SAP Group

(in millions of €, unless otherwise stated)	1998	1999	2000	2001	2002
% of total assets					
Fixed assets	26 %	32 %	29 %	36 %	29 %
Non-fixed assets	74 %	68 %	71 %	64 %	71 %
Shareholders' equity	53 %	53 %	52 %	50 %	51 %
Liabilities	47 %	47 %	48 %	50 %	49 %
Financial liabilities	**122.8**	**57.5**	**153.4**	**465.7**	**34.0**
Long-term	26.5	32.9	6.5	7.4	11.3
Short-term	96.3	24.6	146.9	458.3	22.7
Interest income, net	+31.1	+31.2	+59.2	+33.7	+24.8
Purchases/depreciation and amortization					
Purchase of intangible assets, property, plant & equipment (incl. purchase of TopTier in 2001)	388.1	354.8	285.9	799.8	308.7
Depreciation and amortization	139.8	172.7	223.3	279.8	221.2
Depreciation and amortization as a % of purchases	36 %	49 %	78 %	35 %	72 %
Cash Flow					
Net cash provided by operating activities	613.1	531.8	740.0	988.8	1,686.7
Net cash used in investing activities	- 236.6	- 347.7	- 525.7	- 1,065.9	- 223.5
Net cash used in/provided by financing activities	- 115.4	- 159.4	40.9	- 126.3	- 935.9
Cash earnings according to DVFA/SG[1]	**586.1**	**896.9**	**621.1**	**1,021.3**	**1,237.8**
as a % of total revenue	14 %	18 %	10 %	14 %	17 %
as a % of investments	151 %	253 %	217 %	128 %	401 %
Employees and personnel expenses					
Number of employees, year-end	19,308	21,699	24,480	28,878	29,374
Number of employees, year-end - based on full-time equivalents[2]		21,488	24,177	28,410	28,797
Number of employees, annual average	17,323	20,975	23,335	27,452	29,598
Personnel expenses	1,547.4	2,031.7	2,812.8	2,908.1	2,965.2
Personnel expenses - excluding stock compensation plans	1,531.1	1,891.4	2,372.0	2,809.7	2,929.5
Personnel expenses per employee - excluding stock compensation plans (in thousands of €)	88	90	102	102	99
Research and development expenses	**572.4**	**744.7**	**969.4**	**898.3**	**909.4**
as a % of total revenue	13 %	15 %	15 %	12 %	12 %

[1] German Association of Financial Analysts and Investment Consultants (DVFA) and Schmalenbach Society for Business Management (SG) method
[2] Not available for the years prior to 1999

SAP Aktiengesellschaft (German GAAP-HGB)

(in millions of €, unless otherwise stated)	1998	1999	2000	2001	2002
Net income	268.7	312.2	278.5	1,069.8	277.1
Transfer of reserves	102.3	146.5	98.0	534.9	280.0
Dividend distributions	165.5	165.8	180.4	182.3	186.9
Dividend per ordinary share (in €)[3), 4)]	0.52	0.52	0.57	0.58	0.60
Dividend per preference share (in €)[3), 4)]	0.53	0.53	0.58	n/a	n/a
Stock prices at year-end (up to year 2000 spot rate in €, since 2001 closing price in €):					
– Ordinary share	122.71	162.67	124.00	146.30	75.52
– Preference share	136.26	201.83	152.00	n/a	n/a
Number of shares at year-end (in thousands)[4)]	**313,695**	**314,268**	**314,715**	**314,826**	**314,963**
– Ordinary shares	183,000	183,000	183,000	314,826	314,963
– Preference shares	130,695	131,268	131,715	n/a	n/a
Market capitalization (in billions of €)	**40.3**	**56.3**	**42.7**	**46.1**	**23.8**

3) Value adjusted for 3-for-1 stock split, for year 2002 proposed dividend

4) Value adjusted for 3-for-1 stock split, for year 2001 and 2002 only ordinary shares as all preference shares have been converted

FINANCIAL CALENDAR



2003

Quarterly report, January–March 2003

Annual General Meeting of Shareholders, Mannheim, Germany

Dividend payment

Quarterly report, January–June 2003
Press and analyst conference and teleconference, New York, USA

Quarterly report, January–September 2003

2004

Preliminary figures for fiscal 2003
Press and analyst conference and teleconference, Frankfurt, Germany

Annual General Meeting of Shareholders, Mannheim, Germany

Dividend payment



ADDRESSES

Group headquarters
SAP AG
Neurottstrasse 16
69190 Walldorf
Germany

Tel. +49 6227 74 74 74
Fax +49 6227 75 75 75
E-Mail info@sap.com
Internet www.sap.com

The full addresses of our international subsidiaries and sales partners are in the Internet at www.sap.com/contact.

Investor Relations

Tel. +49 6227 74 15 51
Fax +49 6227 74 63 31
E-Mail investor@sap.com
Internet www.sap.com/investor

Press

Tel. +49 6227 74 63 11
Fax +49 6227 74 63 31
E-Mail press@sap.com
Internet www.sap.com/press

PUBLICATIONS FOR SHAREHOLDERS

- **SAP group annual report**
  (English or German)
- **Annual report on Form 20-F**
  (English only)
- **SAP AG annual report**
  (German only)
- **SAP quarterly reports**
  (English or German)
- **SAP INVESTOR shareholder newsletter**
  (German only)
- **Fact sheet for shareholders**
  (English or German)

These documents are available from SAP Investor Relations.

The entire SAP annual report, the quarterly reports and the annual report on Form 20-F, as well as financial data spreadsheets are also available in the Internet at www.sap.com/investor.

Full information on the governance of SAP is posted at www.sap.com/corpgovernance. Materials available include:

- The SAP AG Articles of Incorporation
- SAP's Principles of Corporate Governance
- The declaration of SAP's implementation of the German Corporate Governance Code pursuant to the German Stock Corporation Act, section 161
- Information on SAP AG's Executive Board and Supervisory Board and their members
- Details of directors' dealings in SAP shares

 

IMPRINT

Overall responsibility	SAP AG Global Communications
Design and production	Kuhn, Kammann & Kuhn AG, Cologne/Munich, Germany
Photography	Michael Wiegmann, Cologne, Germany Günter Pfannmüller Photographie, Frankfurt, Germany SABMiller archive (pages 20, 21) VW/Audi archive (pages 2, 17, 18, cover) Osram Light Consulting archive (page 23, cover)
Printing	ColorDruck GmbH, Leimen, Germany









SAP AG
Neurottstrasse 16
69190 Walldorf
Germany